As filed with the Securities and Exchange Commission on October 8, 2008
Registration No. 333-152967
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHANGING WORLD TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4925	86-0892450
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

460 Hempstead Avenue
West Hempstead, New York 11552
(516) 486-0100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brian S. Appel
Chairman and Chief Executive Officer
Changing World Technologies, Inc.
460 Hempstead Avenue
West Hempstead, New York 11552
(516) 486-0100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	William J. Schnoor, Esq. Jocelyn M. Arel, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 8, 2008.

Changing World Technologies, Inc. Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We are selling           shares of common stock. We expect that the initial public offering price will be between $      and $      per share.

THE OFFERING	PER SHARE	TOTAL

Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Changing World Technologies, Inc.	$	$

We have granted the underwriter an option for a period of 30 days to purchase up to           additional shares of common stock solely to cover over-allotments, if any. The underwriter expects to deliver the shares of common stock on          .

Proposed NASDAQ Global Market or NYSE Arca Symbol:

OpenIPO®:The method of distribution being used by the underwriter in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriter and other securities dealers participating in this offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is included in “Plan of Distribution” beginning on page 94.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2008.

Page

Prospectus Summary	1
Risk Factors	10
Special Note Regarding Forward-Looking Statements	30
Use of Proceeds	31
Dividend Policy	31
Capitalization	32
Dilution	33
Selected Historical Consolidated Financial Data	35
Management’s Discussion and Analysis of Financial Condition and Results of Operations	37
Business	51
Management	68
Compensation Discussion and Analysis	74
Principal Stockholders	82
Certain Relationships and Related Person Transactions	84
Description of Capital Stock	85
Shares Eligible for Future Sale	89
Material U.S. Federal Tax Consequences For Non-U.S. Holders of Common Stock	91
Plan of Distribution	94
Legal Matters	105
Experts	105
Change in Accountants	105
Additional Information	106
Index to Consolidated Financial Statements	F-1
EX-4.2: COMMON STOCK PURCHASE WARRANT NO. W-1
EX-4.3: COMMON STOCK PURCHASE WARRANT NO. W-2
EX-4.4: COMMON STOCK PURCHASE WARRANT NO. W-3
EX-4.5: COMMON STOCK PURCHASE WARRANT NO. W-4
EX-4.6: COMMON STOCK PURCHASE WARRANT NO. W-5
EX-4.7: COMMON STOCK PURCHASE WARRANT NO. W-6
EX-4.8: REGISTRATION RIGHTS AGREEMENT
EX-9.1: AMENDED AND RESTATED VOTING AGREEMENT
EX-10.1: STOCK PURCHASE AGREEMENT
EX-10.3: STOCK PURCHASE AGREEMENT
EX-10.4: SECURITIES PURCHASE AGREEMENT
EX-10.5: FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT
EX-10.6: 2002 STOCK PLAN
EX-10.7: RENEWABLE DIESEL FUEL OIL SALES CONTRACT
EX-10.8: BY-PRODUCTS SUPPLY AGREEMENT
EX-10.9: EXCLUSIVE LICENSE AGREEMENT
EX-10.10: ASSIGNMENT AGREEMENT
EX-10.11: SETTLEMENT AGREEMENT
EX-10.12: EMPLOYMENT AGREEMENT
EX-16.1: LETTER FROM MARTORELLA & GRASSO, LLP
EX-21.1: SUBSIDIARIES OF THE REGISTRANT
EX-23.1: CONSENT OF ERNST & YOUNG LLP
EX-23.2: CONSENT OF ERNST & YOUNG LLP

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business and financial condition may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” our consolidated financial statements and related notes thereto and the other documents to which this prospectus refers, before making an investment decision. As used in this prospectus, unless the context otherwise requires or indicates, references to “CWT,” “Changing World Technologies,” “Company,” “we,” “our” and “us” refer to Changing World Technologies, Inc. and its subsidiaries.

Our Business
Company Overview

We sell renewable diesel fuel oil and organic fertilizers which we currently produce from animal and food processing waste using our proprietary Thermal Conversion Process, or TCP. TCP can convert a broad range of organic wastes, or feedstock, including animal and food processing waste, trap and low-value greases, mixed plastics, rubber and foam, into our products. TCP emulates the earth’s natural geological and geothermal processes that transform organic material into fuels through the application of water, heat and pressure in various stages. Our renewable diesel has a significantly higher net energy balance, which is defined as the ratio of the amount of energy contained in a fuel to the energy required to produce that fuel, than conventional diesel, ethanol or other biofuels. Our renewable diesel does not compete for food crops, uses fewer natural resources than conventional diesel, ethanol or other biofuels, and does not contain alcohol. TCP uses conventional processing equipment, which we believe requires a comparatively small operating footprint and is relatively easy to permit compared to other waste processing technologies.

Our first production facility, located in Carthage, Missouri, has demonstrated the scalability of TCP in an approximately 250 ton per day production operation. Our Carthage facility has the capacity to convert 78,000 tons of animal and food processing waste into approximately 4 million to 9 million gallons of renewable diesel per year, depending on the feedstock mix used. We also produce fertilizers through TCP. We currently sell the renewable diesel produced at our Carthage facility as a fuel for the industrial boiler market, and we sell our fertilizers to a number of farms in the Carthage area. During the six months ended June 30, 2008, we produced approximately 685,000 gallons of renewable diesel and sold approximately 477,000 gallons of renewable diesel. We received an average price of $1.19 per gallon of renewable diesel sold in the six months ended June 30, 2008.

We rely on trade secrets relating to TCP, including facility operating conditions, process chemistry and facility design. In addition, we exclusively license six issued U.S. patents and six additional pending U.S. patent applications, a subset of which relate to our proprietary TCP technology as currently implemented. We commenced development of our Carthage facility in 2002 and, from 2005 to 2007, we developed and refined the equipment, procedures and processes at our Carthage facility to bring TCP from demonstration status to production. We commenced commercial sales of our renewable diesel in January 2007, and we commenced sales of one of our fertilizers in the second quarter of 2008. Our Carthage facility is currently our only production facility.

We intend to establish additional facilities close to sources of feedstock, initially focusing on animal and food processing waste and trap and low-value greases in North America and Europe. We have entered into discussions with several animal and food processors in North America and Europe and with municipal treatment facilities and trap grease aggregators in the Northeast United States regarding potential construction of new TCP facilities and retrofitting existing facilities with TCP.

Market Opportunity

There are approximately 23.5 million tons of animal and food processing waste generated annually in North America and 18.7 million tons generated annually in Europe. There are approximately 4.7 million tons of trap grease generated annually in North America. Using TCP, these feedstocks can be converted into our renewable diesel and fertilizers.

We believe that a number of trends in our markets are converging to increase demand for TCP and our renewable diesel and fertilizers, including:

•	surging global demand for industrial fuels from rapidly developing nations, such as China and India;

•	increased focus on the development of alternative domestic energy supplies due to geopolitical instability in the Middle East and other oil exporting regions;

•	rising prices and global shortages of food due to the diversion of crops to be used as raw materials in the creation of ethanol and other biofuels;

•	increased demand for sustainable, “green” energy sources;

•	increased demand for cost-effective methods for the safe disposal of food and animal waste due to growing concerns related to pathogenic and toxic contamination of the food chain; and

•	increased demand by municipal water treatment facilities for technology to address growing concerns regarding improper disposal of trap and low-value greases from food service establishments.

Our Strengths

We believe our key strengths include the following:

Customer-Validated Renewable Diesel.  We have secured two customers for our renewable diesel. One customer, Schreiber Foods Inc., or Schreiber, recently extended its contracts with us through May 2010 for us to provide them with renewable diesel for two large industrial boilers at facilities in Missouri. Schreiber’s boilers are expected to consume approximately 1.4 million gallons annually of our renewable diesel. Another customer has entered into a two-year agreement with us to purchase approximately two million gallons of renewable diesel.

Scalable Business Model.  We believe that as we start to operate higher capacity TCP facilities, we should benefit from substantial economies of scale and improve our operating margins because a majority of our operating costs are fixed and do not vary with production levels. We intend to price our product at parity, on a per-British thermal unit, or Btu, basis, with No. 2 Heating Oil. The price of No. 2 Heating Oil on the New York Mercantile Exchange was $3.44 per gallon as of August 1, 2008, and the average price of No. 2 Heating Oil over the last three years from August 1, 2005 to August 1, 2008 was $2.19 per gallon. Our renewable diesel contains approximately 9% fewer Btus than No. 2 Heating Oil on a volumetric basis, and, at parity, we believe our renewable diesel will sell for a price that will be 9% lower than the market price for No. 2 Heating Oil. We estimate that our cash production cost, including the cost of feedstock, of renewable diesel will ultimately be in the range of $1.30 to $1.80 per gallon for our larger production facilities. We believe that our cost of feedstock conversion, which we define as our cash production cost less the cost of feedstock, will be between $0.50 and $0.80 per gallon of renewable diesel for our larger production facilities. Giving effect to the $1.00 per gallon renewable diesel mixture tax credit that we receive from the U.S. government for each gallon of renewable diesel produced at our facilities that we sell in the United States, we expect that our net cash costs will be in the range of $0.30 to $0.80 per gallon. The renewable diesel mixture tax credit is scheduled to expire at the end of 2009. Using the current feedstock mix at our Carthage facility, for every gallon of renewable diesel we produce, we produce approximately one gallon of liquid nitrogen concentrate fertilizer, and approximately three pounds of solid mineral phosphate fertilizer.

Proprietary Intellectual Property.  We exclusively license six issued U.S. patents and six additional pending U.S. patent applications, a subset of which are directed to our proprietary TCP technology as currently implemented, from AB-CWT LLC, or AB-CWT, a related company. We also rely on trade secrets related to facility operating conditions, process chemistry, facility design and research and development experience that we have gained in the ten years we have worked with TCP.

Ability to Convert Wide Variety of Feedstock.  We believe that TCP’s ability to convert a wide variety of feedstock into renewable diesel provides us with a competitive advantage in acquiring the feedstock for our process. TCP can process a wide variety of waste streams simultaneously. As a result, we can adjust our sourcing efforts for feedstock as market prices for these feedstock change. We believe this flexibility is a critical advantage as it affords us an increased ability to manage our costs.

Energy Efficient Process.  TCP achieves high product yield and recovery of the energy contained in the feedstock, while maintaining a positive net energy balance. Energy requirements are minimal due to the moderate processing temperatures and pressures used, the short amount of time required for the process and the recovery and reuse of waste heat.

Environmentally Friendly Product.  Our products are renewable and are considered “carbon-neutral” as they are created from animal and food processing waste and do not result in the release of additional fossil carbon into the environment. By converting the wastes rather than sending them to a landfill, TCP eliminates the potential for pathogens and harmful chemicals to leach into the ground water.

Low Cost of Customer Conversion.  Based on our experience with our customers, conversion of existing heating oil or natural gas infrastructure to handle our renewable diesel can be done with relatively simple modifications. The one-time cost for converting an industrial boiler burning fuel oil or a similar boiler burning natural gas to burn renewable diesel is approximately $50,000 and $100,000, respectively. We estimate that complete conversion can be accomplished in less than 30 days for fuel oil boilers and 60 days for natural gas boilers, with the boiler down-time limited to less than three days.

Flexible Manufacturing Facilities.  We believe new TCP facilities can be easily deployed due to several attributes of TCP, including its relatively short permitting process, the use of conventional chemical processing equipment, the relatively small footprint required for a TCP facility as compared to other alternative waste processing technologies and the ability to scale the facility size to match the market opportunity.

Our Strategy

Our goal is to further expand our production and sale of renewable diesel and fertilizers from waste. The key elements of our strategy to achieve this goal include:

Develop New Facilities.  Based on our analysis of optimal plant sizes, initially we intend to establish TCP facilities that can convert from 500 to 2,000 tons of animal and food processing waste per day and produce approximately 13 million to 54 million gallons of renewable diesel per year. We also intend to establish trap and low-value grease facilities that can convert from 150 to 600 tons of feedstock per day and produce 5 million to 19 million gallons of renewable diesel per year. We expect to locate future facilities near sources of feedstock, in particular, near agricultural areas that produce significant food and animal processing waste and near areas that yield considerable amounts of trap and low-value greases in North America and Europe. We will also look to locate future facilities in areas where we can replace No. 2 Heating Oil as the principal local industrial boiler fuel.

Secure Additional Sources of Animal and Food Processing Waste.  We believe the animal and food processing industries are good sources of feedstock because they generate significant quantities of organic wastes that can be converted to renewable diesel using TCP and are under increasing market and regulatory pressures to change how animal wastes are handled and utilized. We have entered into a supply agreement with Butterball, LLC, or Butterball, to convert animal and food processing waste from a ButterBall turkey processing facility in Carthage, Missouri. To secure large and steady supplies of additional feedstock, we are seeking to enter into supply agreements with other animal and food processors in North America and Europe. We may replicate the strategy we utilized in developing our Carthage facility and enter into arrangements with other animal and food processors to co-locate our TCP facility near their facility to provide a cost-effective waste management alternative.

Expand our Sales and Marketing Efforts.  As production increases, we plan to expand our sales and marketing infrastructure as well as begin to collaborate with third parties that have local sales and marketing expertise near our facilities. The market value of our renewable diesel will vary, to some degree, by location based on local market conditions and regulatory regimes. We intend to make decisions regarding sales and marketing of our products based on the specific products and locations of our facilities.

Secure Financing for Future Facilities on Favorable Terms.  We believe that certain aspects of our business model, including its sustainable and renewable aspect, will enable us to secure favorable financing, particularly in relation to other fuel refinement and power generation projects. In addition to raising debt financing and potentially offering additional equity securities, we plan to work with governmental entities to secure grants and co-sponsorships of some of our projects.

Improve Efficiency and Reduce Costs.  We are continually seeking to optimize TCP to improve the efficiency of our facilities and to reduce the per-Btu costs of producing our renewable diesel. We have developed a substantial amount of experience during the development, construction, operation and scale-up of our Carthage facility, and we are continually seeking to improve our technology and facility operations.

Develop Potential Future Markets and Applications of TCP.  We believe that there are significant opportunities to use TCP in different markets and convert other suitable waste streams into renewable diesel and fertilizers. As we continue to expand our operations, we expect to make efforts to penetrate these other areas, including the conversion of plastics and other non-metallic wastes to our renewable diesel and the sale of our renewable diesel into the electrical power generation market.

Selected Risk Factors

Investing in our common stock involves substantial risk. Before participating in this offering, you should carefully consider all of the information in this prospectus, including risks discussed in “Risk Factors,” beginning on page 10. Some of our most significant risks are:

•	We have a limited operating history and our business may not be as successful as we envision.

•	We have a history of losses, deficits and negative operating cash flows and will likely continue to incur losses for the foreseeable future, which may continue and which may negatively impact our ability to achieve our business objectives.

•	Our $1.00 per gallon renewable diesel mixture tax credit may not be extended beyond December 31, 2009 or may be reduced.

•	We may not be profitable or implement our expansion strategy, including construction of new facilities.

•	Challenges in design and operation of our facilities involve significant risks.

•	Sufficient customer acceptance for our renewable diesel may never develop.

•	If we are unable to obtain sufficient waste material to serve as feedstock for our facilities, we may not be able to operate our facilities at full capacity or on a profitable basis.

•	A substantial portion of the technology used in our business is owned by AB-CWT, a related company.

•	Failure to obtain regulatory approvals or meet state standards could adversely affect our operations.

•	Failure to protect, or successfully enforce, our patents, copyright and trade secrets could adversely affect our operations.

•	Failure to obtain patent rights protecting current and future TCP operations could adversely affect our operations.

•	We have a limited number of customers and the loss of any of these customers would significantly reduce our revenues.

•	Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report with respect to this uncertainty.

Corporate Information

We are a Delaware corporation organized in May 1998. Our corporate offices are located at 460 Hempstead Avenue, West Hempstead, New York 11552, and our telephone number is (516) 486-0100. Our website address is www.changingworldtech.com. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to make an investment in our common stock.

THE OFFERING

Common stock offered by us	shares.

Common stock outstanding after this offering	shares.

Over-allotment option	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering for general corporate and working capital purposes. See “Use of Proceeds.”

OpenIPO process	This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. The OpenIPO process allows all qualified investors, whether individuals or institutions, to bid for shares. All successful bidders in the auction will pay the same price per share.

• Bidders may submit bids through the underwriter or participating dealers.

• Potential investors may bid any price for the shares, including a price above or below the projected price range on the cover of this prospectus.

•  Once the auction closes, the underwriter will determine the highest price that will sell all of the shares offered. This is the clearing price and is the maximum price at which the shares will be sold. The clearing price, and therefore the actual offering price, could be higher or lower than the projected price range on the cover of this prospectus.

• We may choose to sell shares at the auction-set clearing price or we may choose to sell the shares at a lower offering price, taking into account additional factors.

• Bidders that submit valid bids at or above the offering price will receive, at a minimum, a prorated amount of shares for which they bid.

Dividend policy	We do not anticipate paying any cash dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Proposed NASDAQ Global Market or NYSE Arca symbol	“ .”

Risk factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.

The number of shares of common stock outstanding after this offering is based on the number of shares of common stock outstanding as of June 30, 2008. Unless otherwise indicated, this number:

•	excludes shares of our common stock issuable upon exercise of stock options that will be outstanding upon completion of this offering, at a weighted average exercise price of $ per share;

•	excludes shares of our common stock reserved for future grants under our compensation plans;

•	excludes shares of our common stock issuable upon exercise of warrants;

•	reflects the completion of the private placement of shares of our common stock for aggregate net proceeds of $7.5 million, which was completed in August 2008;

•	reflects the automatic conversion of all outstanding shares of preferred stock into shares of common stock in connection with this offering;

•	gives effect to a for one split of our common stock;

•	gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the completion of this offering;

•	assumes no exercise of the underwriter’s option to purchase up to an additional shares from us; and

•	assumes an initial public offering price of $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table provides our summary historical consolidated financial data for the periods and as of the dates indicated. The summary historical consolidated financial data for the years ended December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements for such periods included elsewhere in this prospectus. The summary historical consolidated financial data for the six months ended June 30, 2007 and 2008 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The consolidated financial data for the year ended December 31, 2005 reflects our acquisition of the portion of Renewable Environmental Solutions, LLC, or RES, our joint venture with ConAgra Foods Inc., or ConAgra, that we did not already own in July 2005. Prior to the RES acquisition we used the equity method of accounting for our 50% investment in RES. Commencing August 1, 2005, RES became a wholly-owned subsidiary and is included in our consolidated financial statements.

The summary historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

				Six Months
	Year ended December 31,			ended June 30,
	2005	2006	2007	2007	2008
				(Unaudited)
	(In thousands)

Statement of Operations Data:
Revenues	$133	$261	$589	$382	$567
Total cost of goods sold	6,077	16,459	15,946	7,946	9,810

Gross margin/(loss)	(5,944)	(16,198)	(15,357)	(7,564)	(9,242)
Selling, general, and administrative	3,389	5,866	5,318	2,901	2,104
Research and development	2,003	1,692	1,182	617	598
Impairment of long-lived assets	1	157	—	—	—
Impairment of goodwill	13,672	—	—	—	—

Operating loss	(25,009)	(23,913)	(21,857)	(11,082)	(11,944)
Other income	458	2,154	1,952	1,192	710

Loss before income taxes and equity in net loss of joint venture	(24,551)	(21,759)	(19,905)	(9,890)	(11,235)
Equity in net loss of joint venture	(7,196)	—	—	—	—

Loss before income taxes	(31,747)	(21,759)	(19,905)	(9,890)	(11,235)
Provision for income taxes	—	—	—	—	—

Net loss	$(31,747)	$(21,759)	$(19,905)	$(9,890)	$(11,235)

			June 30, 2008
	December 31,				Pro Forma
	2006	2007	Actual	Pro Forma(1)	As Adjusted(2)
			(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$6,291	$14,349	$3,733	$	$
Property, plant and equipment, net	26,549	26,626	25,422
Total assets	34,545	41,996	31,196
Total current liabilities	3,117	2,203	2,606
Long-term liabilities	1,710	1,595	1,578
Accumulated deficit	(79,137)	(99,042)	(110,277)
Total stockholders’ equity	29,719	38,199	27,011

(1)	The pro forma balance sheet data reflects (i) the completion of a private placement of shares of our common stock for aggregate net proceeds of $7.5 million, which was completed in August 2008 and (ii) the automatic conversion of all outstanding shares of preferred stock into shares of common stock in connection with this offering. See “Capitalization” and “Use of Proceeds.”

(2)	The pro forma as adjusted balance sheet data reflects the receipt of estimated net proceeds from the sale of shares of common stock in this offering at $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus, of $ million, net of underwriting discounts and commissions and estimated offering expenses. See “Capitalization”’ and “Use of Proceeds.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus before making an investment in our common stock. The risks described below are those that we believe are the material risks we face. Any of the risks described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We have a limited operating history and our business may not be as successful as we envision.

Our Carthage, Missouri facility was commissioned in 2005. From 2005 to 2007, we developed and refined the equipment, procedures and processes at our Carthage facility. We began commercial sales of our renewable diesel in 2007 and one of our fertilizers in the second quarter of 2008. As a result, we have a limited operating history from which you can evaluate our business and prospects. In addition, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the rapidly evolving renewable energy market, where supply and demand may change significantly over a short period. Some of these risks relate to our potential inability to:

•	raise additional capital;

•	develop and construct future facilities;

•	further develop and achieve wider acceptance of TCP;

•	expand our operations to convert additional types of feedstock;

•	effectively manage our business and operations;

•	secure supplies of feedstock;

•	develop markets for our renewable diesel and fertilizers;

•	reduce our cash production costs for our renewable diesel;

•	effectively manage our costs as we expand our business;

•	attract and retain customers;

•	obtain regulatory approval and meet governmental standards; and

•	manage rapid growth in personnel and operations.

If we cannot successfully mitigate these risks, our business, financial condition and results of operations will suffer.

We have a history of losses, deficits and negative operating cash flows and will likely continue to incur losses for the foreseeable future, which may continue and which may negatively impact our ability to achieve our business objectives.

We incurred net losses of $21.8 million for the year ended December 31, 2006, $19.9 million for the year ended December 31, 2007 and $11.2 million for the six months ended June 30, 2008, and as of June 30, 2008, we had an accumulated deficit of $110.3 million. We will incur operating losses and continued negative cash flows for the foreseeable future as we invest in the development of TCP and build additional facilities to implement our expansion strategy. We may not achieve or sustain profitability on a quarterly or annual basis in the future. Our operations are subject to a number of risks inherent in the establishment of a new technology and in the development of new markets, as well as operating at an early stage of development. To be profitable we will have to significantly increase our revenues and reduce our cost of goods sold, in particular, our cash production costs for our renewable diesel. Future revenues and profits, if any, will depend upon various factors such as those discussed above, many of which are outside of our control. Additionally, as we continue to incur losses, our accumulated deficit will continue to increase, which might make it harder for us to obtain financing in the future. If we are unable to increase our revenues or achieve profitability, we may have to reduce or terminate our operations.

If the renewable diesel mixture tax credit under the Energy Policy Act of 2005 is not extended beyond 2009 or it is reduced, our business, financial condition and results of operations may suffer.

Under the Energy Policy Act of 2005, or the Energy Policy Act, we currently receive a $1.00 renewable diesel mixture tax credit for each gallon of renewable diesel sold. Because we have no fuel excise tax payable, we receive a direct cash payment from the U.S. Treasury. Without the renewable diesel mixture tax credit, or if it is reduced, we may not be able to compete with traditional energy suppliers or other suppliers of alternative or renewable diesel who could provide fuel to our customers at a lower cost than we do. Under the Energy Policy Act, the renewable diesel mixture tax credit is set to expire on December 31, 2009. If the renewable diesel mixture tax credit is not extended beyond 2009 or is reduced, it would have a material adverse effect on our business, financial condition and results of operations.

Operation of our Carthage facility and the operation of future facilities involve significant risks.

The operation of our Carthage facility and the operation of future facilities involve many risks, including:

•	the inaccuracy of our assumptions with respect to the timing and amount of anticipated costs and revenues;

•	interruptions in the supply of feedstock;

•	the breakdown or failure of equipment or processes;

•	unforeseen engineering and environmental problems;

•	difficulty or inability to find suitable replacement parts for equipment;

•	the unavailability of sufficient quantities of feedstock;

•	disruption in utilities;

•	permitting and other regulatory issues, license revocation and changes in legal requirements;

•	labor disputes and work stoppages;

•	unanticipated cost overruns;

•	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism;

•	the exercise of the power of eminent domain; and

•	performance below expected levels of output or efficiency.

If any of these risks were to materialize and our operations at our Carthage facility were significantly disrupted, it would have a material adverse effect on our business, financial condition and results of operations.

We have encountered shortcomings in the design and engineering of our Carthage facility which have hindered our ability to effectively operate the Carthage facility, and we may encounter similar difficulties with our future facilities.

The operation of facilities involves many risks, including start-up problems, the breakdown of equipment and performance below expected levels of output and efficiency. For example, during our initial operations in Carthage, we dealt with a number of start-up problems relating to initial process design shortcomings, inadequate metallurgical selection and suboptimal equipment design. We have not operated at a consistent mechanical availability in excess of 80% for any fiscal quarter to date. In the first six months of 2008, our Carthage facility achieved 77% average mechanical availability, which is the percentage of planned operating hours that the facility actually operated. We will make improvements to the design of our new facilities based on operating experience and knowledge we developed at Carthage, but design and engineering shortcomings may nonetheless occur. We have experienced periods where our Carthage facility was not operational, which required us to pay to divert or dispose of feedstock that we received but were unable to store or process. If our facility becomes non-operational in the future, we may face additional diversion and disposal costs related to the disposal of excess feedstock that we may be contracted to purchase but cannot store or process. We have also incurred costs in connection with the disposal of waste water at our Carthage facility. We may encounter new design and engineering challenges as we seek to expand the range of feedstock we use in TCP. Shortcomings in material, engineering, workmanship or design may result in diminished facility production capacity, increased costs of operations or cause us to temporarily or permanently halt facility operations, all of which could harm our business, financial condition and results of operations.

Because the time required to negotiate contracts related to the operation of our facilities is lengthy, and may be subject to delays, our results of operations may suffer.

The negotiation of the large number of agreements necessary to operate and manage any new facilities involves a long development cycle and decision-making process. Delays in other parties’ decision-making processes are outside of our control and may have a negative impact on our cost of goods sold, operating expenses, receipt of revenues and sales projections.

We may not be able to implement our expansion strategy as planned or at all.

We have one production TCP facility in Carthage, Missouri and one research and development facility in Philadelphia, Pennsylvania. We plan to grow our business by developing and constructing additional facilities.

Development, construction and expansion of TCP facilities are subject to a number of risks, any of which could prevent us from commencing or expanding operations at a particular facility as expected or at all. These risks include finding appropriate sites, regulatory and permitting matters, increased construction costs and financing and construction delays.

We must obtain and maintain numerous regulatory approvals and permits in order to construct additional facilities. Obtaining these approvals and permits could be a time-consuming and expensive process, and we may not be able to obtain them on a timely basis or at all. For certain of our projects, we may begin development and construction and incur substantial development and construction costs prior to obtaining all of the approvals and permits necessary to operate a TCP facility at that site. In the event that we fail to ultimately obtain all necessary permits, we may be forced to delay operations of the facility and the receipt of related revenues or abandon the project altogether and lose the benefit of any development and construction costs already incurred, which would have an adverse effect on our results of operations. In addition, federal and state governmental regulatory requirements may substantially increase our construction costs, which could have a material adverse effect on our business, results of operations and financial condition.

Our construction costs may materially exceed budgeted amounts that could adversely affect our results of operations and financial condition. We expect to spend an average of $38 million to $125 million per plant to construct facilities that can convert from 500 to 2,000 tons of animal and food processing waste per day and produce approximately 13 million to 54 million gallons, respectively, of renewable diesel per year. Although we intend to enter into fixed-price contracts for the construction of our facilities, we may be unable to negotiate or agree to a fixed price.

We believe that contractors, engineering firms, construction firms and equipment suppliers increasingly are receiving requests and orders from companies to build energy production facilities and other similar facilities and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial or commercial terms, or at all. In addition, we may suffer significant construction delays or cost overruns as a result of a variety of factors, such as labor and material shortages, defects in materials and workmanship, adverse weather, transportation constraints, construction change orders, site changes, labor issues and other unforeseen difficulties, any of which could prevent us from completing the construction of our planned facilities. As a result, we may not be able to grow our business as quickly as we planned. Any delays or cost overruns may result in the renegotiation of our construction contracts which could increase our construction costs.

If we are unable to address these risks in a satisfactory and timely manner, we may not be able to implement our expansion strategy as planned or at all. We intend to obtain and maintain insurance to protect against some of the risks relating to the construction of new projects, however such insurance may not be available or adequate to cover lost revenues or increased costs if we have construction problems, overruns or delays.

We will be highly dependent upon the continued and uninterrupted operation of a limited number of production facilities.

We have one production facility in Carthage, Missouri, and we anticipate only having a limited number of production facilities for the foreseeable future. As a result, our operations may be subject to material interruption if any of our facilities experiences a major accident or is damaged by severe weather or other natural disasters, such as fire, flood or earthquake. In addition, our operations may be subject to labor disruptions and unscheduled downtime or hazards inherent in our industry. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage and may result in suspension or termination of operations, incurrence of liability and the imposition of civil or criminal penalties. Our precautions to safeguard our facilities, including insurance and health and safety protocols, may not be adequate to cover our losses in any particular case.

Moreover, our facilities may not operate as planned or expected. All of our facilities have or will have a specified nameplate capacity that represents the production capacity specified in the applicable construction agreement. The builder generally tests the capacity of the facility prior to the start of its operations. The operation of our facilities is and will be subject to various uncertainties relating to our ability to implement the necessary process improvements required to achieve optimal production capacities. As a result, our facilities may not produce renewable diesel at the levels we expect. In the event any of our facilities do not run at their nameplate or any increased expected capacity levels, our business, results of operations and financial condition may be harmed.

We will need to obtain additional financing to implement our expansion strategy.

We may not be able to finance our expansion strategy. The development, construction and expansion of TCP facilities will require us to raise debt or additional equity financing. Additionally, we plan to work with governmental entities to secure grants and co-sponsorships of some of our projects, as well as take advantage of federal and state incentive programs to secure favorable financing. Our ability to secure financing and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, credit availability from lenders, investor confidence and the existence of regulatory and tax incentives that are conducive to raising capital. Current turmoil in the financial markets has caused banks and financial institutions to decrease the amount of capital available for lending and has significantly increased the risk premium of such borrowings. If we are unable to raise additional funds, obtain capital on acceptable terms, secure government grants or co-sponsorships of some of our projects or take advantage of federal and state incentive programs to secure favorable financing, we may have to delay, modify or abandon some or all of our expansion strategies.

The amount of any indebtedness that we may raise in the future may be substantial, and we could be required to secure such indebtedness with our assets. If we default on any future secured indebtedness, our lenders may foreclose on any facilities securing such indebtedness. The incurrence of indebtedness could require us to meet financial and operating covenants, which could place limits on our operations and ability to raise additional capital, decrease our liquidity and increase the amount of cash flow required to service our debt. If we experience construction problems, overruns or delays which adversely affect our ability to generate revenues, we may not be able to fund principal or interest payments under any debt that we may incur.

We may also finance our expansion strategy by selling additional equity securities. Any effort to sell additional securities may not be successful or may not raise sufficient capital to finance additional facilities. The issuance of additional equity securities could result in dilution to our existing stockholders, including investors in this offering. If we are unsuccessful in raising sufficient capital to fund our expansion strategy, we may have to delay or abandon our expansion strategy, which could harm our business prospects, financial condition and results of operations.

As we expand our operations, we may not be able to manage future growth effectively.

As we expand our operations, we may be unable to continue to grow our business or manage future growth. Our planned expansion and any other future expansion will place a significant strain on our management, personnel, systems and resources. We plan to significantly expand our manufacturing capacity and hire additional employees to support an increase in engineering, manufacturing, research and development and our sales and marketing efforts. To successfully manage our growth and handle the responsibilities of being a public company, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	retain key management and augment our management team, particularly if we lose key members;

•	implement additional and improve existing administrative, financial and operations systems, procedures and controls;

•	expand and upgrade our technological capabilities; and

•	manage multiple relationships with our customers, suppliers and other third parties.

We may encounter difficulties in effectively managing these and other issues presented by rapid growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, research and further develop TCP, develop our renewable diesel and fertilizers, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We face risks associated with establishing and expanding our international business.

We expect to establish, and to expand over time, international operations and activities. We have entered into discussions with animal and food processors in Canada and Europe regarding potential construction of new TCP facilities and retrofitting existing facilities with TCP. International business operations are subject to a variety of risks, including:

•	changes in or interpretations of foreign regulations that may adversely affect our ability to sell our products, perform services or repatriate profits to the United States;

•	imposition of tariffs;

•	fluctuations in foreign currency exchange rates;

•	imposition of limitations on production, sale or export of renewable diesel or fertilizer in foreign countries;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

•	conducting business in places where business practices and customs are unfamiliar and unknown and difficulty in managing our international operations;

•	imposition of restrictive trade policies;

•	imposition of differing labor laws and standards;

•	imposition of inconsistent laws or regulations;

•	economic or political instability in foreign countries;

•	imposition or increase of investment requirements and other restrictions or requirements by foreign governments;

•	uncertainties relating to foreign laws and legal proceedings;

•	having to comply with various U.S. laws, including the Foreign Corrupt Practices Act; and

•	having to comply with U.S. export control regulations and policies that restrict our ability to communicate with non-U.S. employees and supply foreign affiliates and customers.

We do not know the impact that these regulatory, geopolitical and other factors may have on our international business in the future.

We anticipate that we will sell our renewable diesel to a limited number of customers and the loss of any of these customers would significantly reduce our revenues and adversely impact our results of operations.

We anticipate that, until we commence renewable diesel production at other facilities, we will sell our renewable diesel to a limited number of customers. For example, Schreiber accounted for approximately 72.8% and 100.0% of our revenues in 2007 and the six months ended June 30, 2008, respectively. Although we recently began sales of our renewable diesel to a second customer, sales to Schreiber have accounted for most of our total revenues, and the loss of, or a significant reduction in orders from, Schreiber, if not immediately replaced, would significantly reduce our revenues and harm our results of operations. Although we seek to enter into supply contracts for our renewable diesel, any failure to do so could result in our inability to sell our renewable diesel on a timely basis or at favorable prices, which would harm our business, results of operations and financial condition.

Sufficient customer acceptance for our renewable diesel and fertilizers may never develop or may take longer to develop than we anticipate, and as a result, the revenues that we derive may be insufficient to fund our operations.

As we seek broader market acceptance for our renewable diesel and fertilizers, it is possible that we may expend large sums of money to bring our renewable diesel and fertilizers to market without a commensurate increase in revenues. Sufficient markets may never develop for our renewable diesel and fertilizers, or develop more slowly than we anticipate. The development of sufficient markets for our renewable diesel and fertilizers may be affected by cost competitiveness of our renewable diesel and fertilizers, consumer reluctance to try a new product and emergence of more competitive products.

We anticipate that the market for our renewable diesel will require potential customers to switch from their existing heating oil and diesel fuel suppliers or switch from using natural gas, which requires new equipment or retrofitting existing equipment and requires new or additional permitting to burn our renewable diesel products. For example, fuel storage tanks and liquid fuel delivery systems need to be installed for natural gas fired boilers. The one-time cost for converting a boiler burning fuel oil or a similar boiler burning natural gas to burn renewable diesel is approximately $50,000 and $100,000, respectively. Initially, we intend to fund these boiler modifications or provide a price adjustment for our renewable diesel as a means of reimbursing the cost of modifications incurred by a customer. Because we only recently began selling our renewable diesel, potential customers may be skeptical as to supply reliability, quality control and our financial viability, which may prevent them from purchasing our renewable diesel or entering into long-term supply agreements with us. If the market for our renewable diesel does not develop as anticipated, we will have to ship and store our renewable diesel, which would be expensive. We cannot estimate whether demand for our renewable diesel will materialize at anticipated prices, or whether satisfactory profit margins will be achieved. If such pricing levels are not achieved or sustained, or if our technologies and business approach to our markets do not achieve or sustain broad acceptance, our business, operating results and financial condition will be materially and negatively impacted.

We currently price our renewable diesel primarily based on the price of natural gas, and as we focus our development efforts on projects devoted to the production and sale of renewable diesel and fertilizers as commodities, we will be increasingly exposed to volatility in the commodity price of natural gas, petroleum fuel oil and fertilizer, which could have a material adverse impact on our profitability.

We currently price our renewable diesel primarily based on the price of natural gas, and as we seek to increase our production and continue to develop the production of renewable diesel and fertilizers for sale as commodities, we will become increasingly exposed to market risk with respect to the commodity pricing applicable to diesel fuel and fertilizer. Realized commodity prices received for production of our renewable diesel and fertilizers are expected to be primarily driven by spot prices applicable to diesel fuel and fertilizer, respectively. Historically, diesel fuel prices have been volatile, and we expect such volatility to continue. Fluctuations in the commodity price of diesel or fertilizer may reduce our profit margins, especially if we do not have long-term contracts for the sale of our output of renewable diesel or fertilizer at fixed or predictable prices. At such time as our facilities begin to produce substantial quantities of renewable diesel or fertilizers for sale, we intend to explore various strategies, including long-term sale agreements, in order to mitigate the associated commodity price risk and volatility. For example, Schreiber has executed a three-year supply agreement with us for our renewable diesel at Schreiber’s Monnet and Mount Vernon, Missouri facilities. We have also entered into a two-year contract with another major customer in Carthage, Missouri for our renewable diesel. If we enter into fixed-price contracts for a significant portion of our renewable diesel and fertilizers, those contracts may be at a price level that is lower than the then prevailing price, and such a difference could have a negative effect on our revenues, results of operations and financial condition. In addition, prevailing prices for diesel oil or fertilizer could move in an unexpected manner which could result in adverse results. Any such risk management strategy may not be successful. As a result, our revenues and profit margins may decline which would have an adverse impact on our ability to service any indebtedness that we may incur to build our facilities and on our financial condition and results of operations.

If we are unable to obtain sufficient feedstock for our facilities, or obtain feedstock on a cost-effective basis, we may not be able to operate our facilities at full capacity or on a profitable basis.

We need to acquire a substantial amount of feedstock for our production of renewable diesel. We use animal and food processing waste to supply our Carthage facility, and we may use animal and food processing waste or other organic waste to operate any future facilities that we may develop. Consolidation within the animal and food processing industry has resulted in bigger and more efficient slaughtering operations, the majority of which utilize “captive” processors to handle their animal and food processing waste. Simultaneously, the number of small meat packers, which have historically provided their waste to independent processors and are a potential source of waste for us, has decreased significantly. Although the total amount of slaughtering may be flat or only moderately increasing, the availability, quantity and quality of raw materials available to non-captive processors from these sources have all decreased. Major competitors include large integrated animal and food processors and independent renderers such as Baker Commodities, Darling International and Griffin Industries. A significant decrease in animal and food processing waste available to us could materially and adversely affect our business and results of operations. The operation of our facilities is dependent on the availability of animal and other organic waste resources to produce our renewable diesel. We only have one binding agreement for the supply of animal and food processing waste. ButterBall is the key feedstock supplier for our Carthage facility. The feedstock supply agreement with ButterBall requires ButterBall to deliver 100% of the animal and food processing waste produced by its facility in Carthage, Missouri less 40 tons per week, and it has a two-year initial term, which expires in May 2010. The agreement automatically renews for subsequent one-year terms, unless either party terminates with a six-month notice. However, should ButterBall cease its operations, have its operations interrupted by casualty or otherwise cease supplying feedstock, our ability to operate our Carthage facility would be materially and adversely affected.

Lack of animal and food processing waste or adverse changes in the nature, quantity or cost of such waste would seriously affect our ability to operate our Carthage facility. As a result, our revenues and financial condition would be materially and negatively affected. Adequate feedstock may not be available at a price that makes it affordable or cost-effective for use in our facilities.

If we co-locate other future facilities near other agricultural and food processors, we will be dependent on such processor for feedstock.

If we replicate the strategy we utilized in developing our Carthage facility and enter into arrangements with other agricultural and food processors where we co-locate our facility near their processing facilities, we will be dependent on such processors for feedstock. While we intend to enter into supply contracts, should any such processors choose alternate methods of disposal, cease its operations, have its operations interrupted by casualty or otherwise cease supplying feedstock, our ability to operate our other co-located facilities at capacity or in a cost-effective manner would be materially and adversely affected.

Technological advances could significantly decrease the cost of producing renewable diesel or result in the production of higher-quality renewable diesel, and if we are unable to adopt or incorporate technological advances into our operations, TCP could become uncompetitive or obsolete.

We expect that technological advances in the processes and procedures for producing renewable diesel will continue to occur. It is possible that those advances could make TCP less efficient or obsolete, causing the renewable diesel we produce to be of a lesser quality than competing renewable fuels or causing the yield of our renewable diesel to be lower than that for competing technologies. These advances could also allow our competitors to produce renewable diesel at a lower cost than ours. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. If we are unable to adopt or incorporate technological advances or adapt TCP to be competitive with new technologies, our cost of producing renewable fuels could be significantly higher than those of our competitors, which could make our facilities and technology uncompetitive or obsolete.

Many of our competitors have significantly more resources than we do, and technology developed by our competitors could become more commercially successful than ours or render our technology obsolete.

Competition in the traditional energy business from other energy companies is well established, with many substantial entities having multi-billion dollar, multi-national operations. Competition in the alternative fuels and renewable energy business is expanding with the growth of the industry and the advent of many new technologies. We also compete against traditional fertilizers produced by large companies that have greater financial and other resources. Larger companies, due to their better capitalization, will be better positioned to develop and commercialize new technologies and to install existing or more advanced equipment, which could reduce our market share and harm our business.

We may enter joint ventures with other companies which could adversely affect our results of operations or cause us to incur additional debt or assume contingent liabilities.

To expand our business and develop additional facilities, we may enter into joint ventures with animal or food processing or other industrial companies or waste processing companies in the future. Joint ventures involve a number of risks that could harm our business and result in any joint venture that we enter into not performing as expected, including:

•	insufficient experience with the technologies and markets involved;

•	problems integrating or developing operations, personnel, technologies or products;

•	diversion of management time and attention from our core business to the joint venture;

•	potential failure to retain key technical, management, sales and other personnel of the joint venture;

•	difficulties in establishing relationships with suppliers and customers;

•	subsequent impairment of the acquired assets, including intangible assets; and

•	being bought out and not realizing the benefits of the joint venture.

In addition, to the extent that we enter into joint ventures with animal or food processing companies or waste processing companies, we may experience competition or channel conflict with our then existing and potential suppliers and customers. Specifically, existing and potential suppliers and customers may perceive that we are competing directly with them by virtue of such investment and may decide to reduce or eliminate their supply volume to us or order volume from us.

We may also decide that it is in our best interests to enter into joint ventures that may negatively impact our margins as a whole. In addition, joint ventures could require investment of significant financial resources and may require us to obtain additional equity financing, which may be dilutive to our then existing stockholders, or require us to incur indebtedness.

We may pursue acquisition opportunities, which may subject us to considerable business and financial risk.

We may pursue acquisitions of companies, including animal or food processing companies, assets or complementary technologies in the future. However, we may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities and consummating acquisitions on acceptable terms or at all. Acquisitions may expose us to business and financial risks that include, but are not limited to:

•	diverting management’s attention;

•	incurring additional indebtedness;

•	dilution of our common stock due to issuances of additional equity securities;

•	assuming liabilities, known and unknown;

•	incurring significant additional capital expenditures, transaction and operating expenses, and non-recurring acquisition-related charges;

•	the adverse impact on our earnings of the amortization of identifiable intangible assets recorded as a result of acquisitions;

•	the adverse impact on our earnings of impairment charges related to goodwill recorded as a result of acquisitions should we ever make such a determination that the goodwill or other intangibles related to any of our acquisitions was impaired;

•	failing to integrate and assimilate the operations of the acquired businesses, including personnel, technologies, business systems and corporate cultures;

•	poor performance and customer dissatisfaction with the acquired company;

•	entering new markets;

•	failing to achieve operating and financial synergies anticipated to result from the acquisitions; and

•	failing to retain key personnel of, vendors to and customers of the acquired businesses.

If we are unable to successfully address the risks associated with acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than on our primary business.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

Our Carthage facility and our research and development facility in Philadelphia are, and any future facilities will be, subject to federal, state and local regulatory requirements regarding environmental, health and safety matters, including, but not limited to air emissions, wastewater discharge, waste disposal, odor, and occupational health and safety. In many cases, these regulations require a complex process of obtaining and maintaining licenses, permits, and approvals from federal, state, and local agencies. In addition, we must maintain and monitor our compliance with these regulatory requirements. Maintaining compliance with environmental and health and safety regulations is and will continue to be a significant cost to our business. During periods of non-compliance, our operating facilities may be forced to shutdown until the compliance issues are resolved, and we may incur significant liabilities, fines and penalties. Moreover, there is the risk that these laws will become more stringent, imposing new or stricter requirements on our current or future operations. To the extent new regulations are enacted or adopted, we cannot predict the effect of such regulations on our business. New regulatory requirements or our failure to maintain compliance with current standards could require modifications to operating facilities and significant capital and operating expenses. Also, we may be subject to third-party claims and common law liability if our facilities are found to cause nuisance conditions due to odor or other factors.

Failure to obtain regulatory approvals or meet state standards could adversely affect our operations.

While our business currently has all necessary operating approvals material to our operations, we may not always be able to obtain all required regulatory approvals, or modifications to existing regulatory approvals, or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain and comply with any required regulatory approvals, the operation of our facilities or the sale of renewable diesel or fertilizers to third parties could be prevented, made subject to additional regulation or subject our business to additional costs such as fines or penalties. For example, many states require registration of fertilizer before it can be distributed in the state, and a failure to register our fertilizers would limit our ability to expand fertilizer sales into other markets. In addition, we may be required to make capital expenditures on an ongoing basis to comply with increasingly stringent federal, state, and local environmental, health and safety laws, regulations and permits.

Moreover, our customers may be subject to regulations, which vary by state, that limit annually the levels of emissions that result from burning fuels. If our renewable diesel is not compatible with a particular state’s emissions standards, customers may need to limit the amount of our renewable diesel they burn or not burn it at all. States may also adopt more stringent standards, which could also affect the amount of renewable diesel we can sell. If customers are not able to burn our renewable diesel or are required to limit the amounts they burn to comply with state standards, our business, results of operations and financial condition may be harmed.

We rely primarily upon patents, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenues could suffer.

Our success depends largely on maintaining the proprietary nature of our process and on our ability to protect our intellectual property rights. Although we rely primarily on trade secret laws and contractual restrictions to protect TCP, our success and ability to compete in the future may also depend to a significant degree upon obtaining and maintaining patent protection for TCP. We are the exclusive, worldwide licensee under six issued U.S. patents, six pending U.S. patent applications and 51 issued foreign patents and pending foreign patent applications, a subset of which are directed to our proprietary TCP technology as currently implemented, owned by AB-CWT, a related company, the terms of which patents will expire between November 1, 2011 and September 21, 2024. We seek to protect our proprietary renewable diesel production processes, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our technologies or unauthorized use of disclosure of confidential information despite the existence of laws or contracts prohibiting it and adequate remedies may not exist if misappropriation, unauthorized use or disclosure were to occur;

•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•	the laws of other countries in which we may market our proprietary TCP technology may offer little or no protection for our proprietary technologies.

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenues and to grow our business.

The patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. The term of any issued patents in the United States would be 20 years from their filing date and if the applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue since the term of our exclusive license is for the duration of the last expiring licensed patents or patent application. In addition, given the costs of obtaining patent protection, protection may not be sought for certain innovations that later turn out to be important.

A substantial portion of the technology used in our business is owned by AB-CWT, a related company.

A substantial portion of our technology is protected by patents that are owned by AB-CWT. We are the exclusive, worldwide licensee under six issued U.S. patents, six pending U.S. patent applications and 51 issued foreign patents and pending foreign patent applications owned by AB-CWT, a subset of which are directed to our proprietary TCP technology as currently implemented. AB-CWT is a Delaware limited liability company whose members include Brian S. Appel, our Chief Executive Officer, Jerome Finkelstein, a member of our board of directors, and one of our principal stockholders, an entity of Sterling Equities. Together, Mr. Appel, Mr. Finkelstein and an entity of Sterling Equities hold over 79% of AB-CWT’s membership interests. We cannot be certain that our rights to use these patents will continue. We have an exclusive license to the patents owned by AB-CWT through Resource Recovery Corporation, or RRC, our wholly-owned subsidiary. AB-CWT has the right to terminate this exclusive license for our nonpayment of royalties or our breach of agreement, if either of which default remains uncured, or in the event we transfer or assign any of our exclusively licensed rights without the prior written consent from AB-CWT. Additionally, upon a change of control of our company, AB-CWT has the right to terminate our exclusive license. The expiration of patents licensed from AB-CWT or the termination of that license with AB-CWT would have a material adverse effect on our business.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights.

Litigation regarding patents and other intellectual property rights is extensive in the technology industry. Although we are not currently aware of any parties pursuing or intending to pursue material infringement claims against us, we may be subject to such claims in the future. Also, because patent applications in the United States and many other jurisdictions are kept confidential for 18 months before they are published, we may be unaware of pending patent applications that relate to our technology. There may also be third-party patents and patent applications published or unpublished, of which we are unaware, but which relate to our technology.

We may also initiate claims to defend our intellectual property and maintain our intellectual property. Litigation is expensive, time-consuming, may require the cooperation of our licensor, could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. All these judgments could materially damage our business. We may have to develop non-infringing technology, and our failure in doing so or obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on our business.

During the ordinary course of our business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business and results of operations.

We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings during the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, nuisance, negligence, property damage, punitive damages, civil penalties or other losses, consequential damages or injunctive or declaratory relief. In addition, pursuant to our customer arrangements, we generally indemnify our customers for claims related to property damage from retrofitting, the use, storage or burning characteristics of our renewable diesel, as well as intellectual property-related damages. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued reserves, or at material amounts, the outcome could materially and adversely affect our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

Our insurance and contractual protections may not always cover lost revenues, increased expenses or liquidated damages payments.

Although we maintain insurance, obtain warranties from vendors and require contractors to meet certain performance levels, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.

Risks Related to Our Operations and Financial Condition

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 with respect to this uncertainty. The December 31, 2007 financial statements do not include any adjustments that might result from the outcome of this uncertainty. In August 2008, we raised $7.5 million in a private placement, which we expect will be sufficient to fund our operations through 2008. If we successfully complete this offering, we will be able to fund our development efforts and to meet our obligations through 2009. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Our quarterly revenues, expenses and results of operations are difficult to forecast and may fluctuate substantially.

Our quarterly revenues, expenses and results of operations are difficult to forecast. We may experience substantial fluctuations in revenues, expenses and results of operations from quarter to quarter. You should not rely on our results of operations in any prior reporting period to be indicative of our performance in future reporting periods. Many different factors could cause our results of operations to vary from quarter to quarter, including:

•	the timing and amount of capital expenditures for facility construction and expansion;

•	the efficiencies and costs of facility operations;

•	availability and cost of feedstock;

•	oil, diesel and natural gas prices;

•	competition;

•	seasonal fluctuations in demand for our renewable diesel oil and our fertilizers;

•	costs of compliance with regulatory requirements;

•	the timing, magnitude and terms of any future acquisitions or joint ventures;

•	personnel changes;

•	general changes to the U.S. and global economies; and

•	political conditions or events.

We base our current and future operating expense levels and our investment plans on estimates of future revenues and rate of growth. We expect that our expenses will increase in the future, and we may not be able to adjust our spending quickly enough if our revenues fall short of our expectations. Any shortfalls in our revenues or in our expected growth rates could result in decreases in our stock price.

Our business is highly dependent on key personnel.

Our future success depends to a significant extent on the continued services of Mr. Brian S. Appel, our Chief Executive Officer, Mr. Michael J. McLaughlin, our Chief Financial Officer, Mr. James H. Freiss, our Chief Operating Officer, and Mr. Dan F. Decker, our Executive Vice President, as well as other key personnel. Messrs. Appel, Freiss and Decker serve key roles in the development and operations of our business, including application of their market and operational expertise to our day-to-day operations, and the loss of any one of them could disrupt our operations. We intend to enter into employment agreements with each of these officers. If, however, we were to lose the services of any of these officers for any reason, including voluntary resignation or retirement, we may not be able to find a replacement who has equal skill or ability, and our business may be adversely affected. We maintain key-man insurance for Mr. Appel. In 2007, we accepted the resignation of Steve A. Carlson, our former Chief Financial Officer, and Brad Aldrich, our former Chief Operating Officer.

We may not be able to attract and retain the highly skilled employees we need to support our business.

Our ability to construct additional facilities and further refine TCP is dependent on the experience and expertise of our employees, especially highly trained engineers, facility operations personnel and facility managers. We believe that our future success will depend in large part on our ability to attract and retain qualified personnel, particularly as we continue to secure additional sources of animal and food waste and implement our expansion strategy. Many of the companies with which we compete for experienced personnel have greater resources than we do and may be able to offer more attractive terms of employment. As competition for qualified employees grows, our cost of labor could increase, which could adversely impact our results of operations. In 2007, our then Chief Financial Officer and Chief Operating Officer resigned. We cannot predict our success in hiring or retaining the personnel we require for continued growth.

We determined that at December 31, 2007, we had a material weakness in our internal controls over financial reporting.

At December 31, 2007, we had a material weakness in our internal controls over financial reporting. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified was with respect to the technical expertise of our accounting staff, particularly our need to re-evaluate our current accounting staff to determine if we have sufficient accounting personnel with the requisite expertise to ensure our ability to properly, accurately and reliably prepare our consolidated financial statements in accordance with generally accepted accounting principles. As we prepare for the completion of this offering, we are in the process of addressing the issues, however, our remediation efforts may not enable us to remedy the material weakness or avoid other material weaknesses or significant deficiencies in the future. In addition, these and any other material weaknesses and significant deficiencies will need to be addressed as part of the evaluation of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and may impair our ability to comply with Section 404.

We will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy. Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

We have historically operated our business as a private company. In connection with this offering, we will become obligated to file with the Securities and Exchange Commission annual and quarterly information and other reports that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we will also become subject to other new financial and other reporting and corporate governance requirements, including the requirements of NASDAQ Global Market or NYSE Arca and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. These obligations will require a commitment of additional resources and result in the diversion of our senior management’s time and attention from our day-to-day operations. In particular, we will be required to:

•	create or expand the roles and duties of our board of directors, our board committees and management;

•	institute a more comprehensive financial reporting and disclosure compliance function;

•	hire additional financial and accounting personnel, including a Chief Financial Officer and other experienced accounting and finance staff with the expertise to address the complex accounting matters applicable to public companies;

•	establish an internal audit function;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	retain and involve to a greater degree outside counsel and accountants in the activities listed above;

•	establish an investor relations function; and

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

We may not be successful in complying with these obligations, and compliance with these obligations could be time-consuming and expensive.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

As a private company, our internal control over financial reporting does not currently meet all the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002 that we will eventually be required to meet. We currently rely primarily upon a substantive review by our management to help ensure the accuracy of our financial reports. We will be required to evaluate, test and implement internal controls over financial reporting to enable management to report on, and our independent registered public accounting firm to attest to, such internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002. While we anticipate being compliant with the requirements of Section 404 for our year ending December 31, 2009, we cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal control over financial reporting. This result may cause us to be unable to report on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by regulatory authorities, such as the Securities and Exchange Commission. Our failure to comply with Section 404 on a timely basis could result in the diversion of management time and attention from operating our business and the expenditure of substantial financial resources on remediation activities. In addition, such failure may make it more difficult and costly to attract and retain independent board and audit committee members. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. We will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. Any such actions could increase our operating expenses and negatively affect our results of operations.

Risks Related To The Auction Process For This Offering

Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.

A principal factor in determining the initial public offering price for the shares sold in this offering will be the clearing price resulting from an auction conducted by us and the underwriter. The clearing price is the highest price at which all of the shares offered, including the shares subject to the underwriter’s over-allotment option, may be sold to potential investors. Although we and the underwriter may elect to set the initial public offering price below the clearing price, the public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares could decline following our initial public offering. If your objective is to make a short-term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

Some bids made at or above the initial public offering price may not receive an allocation of shares.

The underwriter may require that bidders confirm their bids before the auction for our initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within a required time frame, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. Further, if the auction process leads to a pro rata reduction in allocated shares and a rounding down of share allocations pursuant to the rules of the auction, a bidder may not receive any shares in the offering despite having a bid at or above the initial public offering price range. In addition, we, in consultation with the underwriter, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative or disruptive to the bidding process or are not creditworthy, or otherwise not in our best interest, in which case such bids will be reduced or rejected. Other conditions for valid bids, including suitability, eligibility and account opening and funding requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its participation or bid rejected by the underwriter or a participating dealer while another bidder’s identical bid is accepted.

Potential investors may receive a full allocation of the shares for which they bid if their bids are successful and should not bid for more shares than they are prepared to purchase.

If the initial public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids will equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of its common stock that they are willing and prepared to purchase.

Our initial public offering price may have little or no relationship to the price that would be established using traditional valuation methods, and therefore, the initial public offering price may not be sustainable once trading begins.

The public offering price for this offering is ultimately determined by negotiation between the underwriter and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. As a result, our initial public offering price may not be sustainable once trading begins, and the price of our common stock may decline.

Risks Related to Our Common Stock and this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for shares of our common stock. We intend to apply to list as common stock on the NASDAQ Global Market or NYSE Arca. However, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NASDAQ Global Market or NYSE Arca or otherwise or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. Consequently, the market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the price you paid in this offering.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility as well as general economic, market or political conditions could reduce the market price of our common stock in spite of our operating performance. The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in the alternative fuel industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and technology by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	the building of new facilities;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities analysts do not publish research or reports about our business, our stock price could decline.

The trading market for our common stock will in part be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. These sales, or the possibility that these sales may occur, also might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities at a time and at a price we deem appropriate. We, our officers, directors and holders of substantially all of our common stock have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 360 days, or 180 days, as applicable, after the date of this prospectus, except with the prior written consent of the underwriter’s representatives. See “Plan of Distribution.”

Upon completion of this offering, we will have           shares of common stock outstanding. In addition, exercisable options for           shares will be held by our employees and others. Our directors, executive officers and additional other holders of our common stock will be subject to the lock-up agreements described in “Plan of Distribution” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of these lock-up periods have expired and the holding periods have elapsed,           additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions of Delaware law, our amended and restated certificate of incorporation, our amended and restated bylaws and our license agreement with AB-CWT may deter third parties from acquiring us.

Provisions contained in our amended and restated certificate of incorporation, amended and restated bylaws and our license agreement with AB-CWT and in Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. Our amended and restated certificate of incorporation and bylaws provide for, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice requirements for stockholder proposals.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions than those stockholders desire.

Further, we are the exclusive, worldwide licensee of patents and patent applications, a subset of which are directed to our proprietary TCP technology. We license these patents from AB-CWT, and AB-CWT has the right to terminate this license in the event we transfer or assign any of our exclusively licensed rights without prior written consent from AB-CWT, which may deter third parties from acquiring us.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay future indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends in the foreseeable future to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, and our net tangible book value as of June 30, 2008, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $      per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation because you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. If we grant options in the future to our employees, and those options are executed or other issuances of common stock are made, there will be further dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning or the negative of such terms.

These forward-looking statements are based on management’s expectations and beliefs concerning future events impacting us made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. These factors include, among others:

•	our limited operating history;

•	our history of losses;

•	our inability to implement our expansion strategy;

•	our inability to obtain financing to implement our expansion strategy;

•	our inability to protect our proprietary technology;

•	increased construction costs making a new facility too expensive to build or unprofitable to operate;

•	start-up problems at new facilities that could result in high costs, delayed operations or inability to operate;

•	our inability to obtain sufficient feedstock to operate our facilities profitably or at full capacity; and

•	the other factors described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, will be approximately $      million, assuming an initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering for general corporate and working capital purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements, contractual restrictions and other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2008 on (i) an actual basis, (ii) a pro forma basis after giving effect to:

•	the completion of the private placement of 375,738 shares of our common stock for aggregate net proceeds of $7.5 million, which was completed in August 2008;

•	the automatic conversion of all outstanding shares of preferred stock into shares of common stock in connection with this offering;

•	the for one stock split of our common stock; and

•	our amended and restated certificate of incorporation, which will be in effect prior to the completion of this offering;

and (iii) a pro forma as adjusted basis after giving effect to:

•	the sale by us of shares of our common stock in this offering, assuming an initial public offering price of $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and

•	the receipt of the net proceeds from this offering.

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	(Unaudited)
	As of June 30, 2008
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(In thousands, except per share data)

Cash and cash equivalents	$3,733	$	$

Total current liabilities	$2,606	$	$

Stockholders’ Equity:
Preferred stock, par value $0.01 per share (445,081 shares authorized, 195,081 shares issued and outstanding; authorized, no shares issued and outstanding, as adjusted)	$2	$	$
Common Stock, par value $0.01 per share (7,500,000 shares authorized, 3,562,300 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted)	36
Additional paid-in capital	137,250
Accumulated deficit	(110,277)

Total stockholders’ equity	27,011

Total liabilities and stockholders’ equity	$31,196	$	$

(1)	To the extent we change the number of shares of common stock we sell in this offering from the shares we expect to sell or we change the initial public offering price from the $ per share assumed initial public offering price, or any combination of these events occur, our net proceeds from this offering and as adjusted additional paid-in capital may increase or decrease. A $0.25 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and our as adjusted additional paid-in capital by $ million and an increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) each of the net proceeds from this offering and our as adjusted paid-in capital by approximately $ million.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of common stock upon the completion of this offering.

Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock. Our net tangible book value represents our total tangible assets (total assets less intangible assets) less total liabilities as of June 30, 2008, divided by the total number of shares of common stock outstanding. As of June 30, 2008, prior to giving effect to this offering, our net tangible book value was approximately $      million, or $      per share.

Pro forma net tangible book value adjusts net tangible book value to give effect to: (i) the completion of the private placement of           shares of our common stock for aggregate net proceeds of $7.5 million, which was completed in August 2008; (ii) the automatic conversion of all outstanding shares of preferred stock into shares of common stock in connection with this offering; (iii) the           for one stock split of our common stock; (iv) our amended and restated certificate of incorporation; (v) the sale by us of          shares of our common stock in this offering, assuming an initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and (vi) the receipt of the net proceeds from this offering.

This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share as of June 30, 2008
Increase in net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors	$

The following table summarizes, on the same pro forma basis as of June 30, 2008, the total number of shares of our common stock purchased from us, the total consideration paid to us, assuming an initial public offering price of $      per share, the midpoint of the initial public offering price range on the cover of this prospectus, the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

The above discussion and tables:

•	exclude shares of our common stock reserved for future grants under our compensation plans; and

•	assume no exercise of the underwriter’s option to purchase up to additional shares of our common stock.

If the underwriter’s option to purchase additional shares of our common stock is exercised in full:

•	the increase in our pro forma net tangible book value per share attributable to new investors purchasing shares in this offering would be $ , the pro forma as adjusted net tangible book value per share after this offering would be $ and the dilution in pro forma net tangible book value per share to new investors would be $ ;

•	the percentage of our common stock held by our existing stockholders will decrease to approximately % of the total outstanding amount of our common stock after this offering; and

•	the percentage of our common stock held by new investors will increase to approximately % of the total outstanding amount of our common stock after this offering.

Assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $0.25 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, would:

•	increase (decrease) in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering by $ , our pro forma as adjusted net tangible book value per share after this offering by $ and dilution in pro forma net tangible book value per share to new investors by $ ; and

•	increase (decrease) the total consideration paid by new investors by $ and the total consideration paid by all stockholders by $ .

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial and other data for the periods and at the dates indicated. The selected historical consolidated financial data for the years ended December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data for the year ended December 31, 2004 is derived from our audited consolidated financial statements that are not included in this prospectus. The selected historical financial data for the year ended December 31, 2003 is derived from our unaudited financial statements that were not included in this prospectus. The selected historical consolidated financial data for the six months ended June 30, 2007 and 2008 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The consolidated financial data for the year ended December 31, 2005 reflects our acquisition of the portion of the RES, our joint venture with ConAgra, that we did not already own in July 2005. Prior to the RES acquisition we used the equity method of accounting for our 50% investment in RES. Commencing August 1, 2005, RES became a wholly-owned subsidiary and is included in our consolidated financial statements.

The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

	Year ended December 31,					Six Months ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(Unaudited)					(Unaudited)
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$—	$—	$133	$261	$589	$382	$567
Total cost of goods sold	—	—	6,077	16,459	15,946	7,946	9,810

Gross margin/(loss)	—	—	(5,944)	(16,198)	(15,357)	(7,564)	(9,242)
Selling, general, and administrative	2,781	2,010	3,389	5,866	5,318	2,901	2,104
Research and development	1,211	1,821	2,003	1,692	1,182	617	598
Impairment of long-lived assets	—	—	1	157	—	—	—
Impairment of goodwill	—	—	13,672	—	—	—	—

Operating loss	(3,992)	(3,831)	(25,009)	(23,913)	(21,857)	(11,082)	(11,944)
Other income	604	724	458	2,154	1,952	1,192	710

Loss before income taxes and equity in net loss of joint ventures	(3,388)	(3,107)	(24,551)	(21,759)	(19,905)	(9,890)	(11,235)
Equity in net loss of joint venture	(5,273)	(1,744)	(7,196)	—	—	—	—

Loss before income taxes	(8,661)	(4,851)	(31,747)	(21,759)	(19,905)	(9,890)	(11,235)
Provision for income taxes	—	—	—	—	—	—	—

Net loss	$(8,661)	$(4,851)	$(31,747)	$(21,759)	$(19,905)	$(9,890)	$(11,235)

Basic and diluted loss per share	$(8.11)	$(3.54)	$(15.97)	$(8.45)	$(5.91)	$(3.09)	$(3.15)

						Six Months
	Year ended December 31,					ended
	2003	2004	2005	2006	2007	June 30, 2008
	(Unaudited)					(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$4,100	$3,521	$10,183	$6,291	$14,349	$3,733
Property, plant and equipment, net	99	57	25,659	26,549	26,626	25,422
Interest in joint venture	10,812	13,778	—	—	—	—
Total assets	15,478	17,837	37,163	34,545	41,996	31,196
Total current liabilities	173	180	1,998	3,117	2,203	2,606
Long-term liabilities	2,121	1,965	1,682	1,710	1,595	1,579
Accumulated deficit	(20,780)	(25,632)	(57,378)	(79,137)	(99,042)	(110,277)
Total stockholders’ equity	13,184	15,693	33,483	29,719	38,199	27,011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained elsewhere in this prospectus under the caption “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and related notes thereto. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We sell renewable diesel fuel oil and organic fertilizers which we currently produce from animal and food processing waste using TCP. TCP can convert a broad range of organic wastes, or feedstock, including animal and food processing waste, trap and low-value greases, mixed plastics, rubber and foam, into our products. We began development of TCP in 1997. In 1999, we commenced operations of our seven ton per day pilot facility for animal and food processing waste located at our research and development facility in Philadelphia, Pennsylvania. We commenced development of our first production facility in Carthage, Missouri in 2002. The Carthage facility was commissioned in 2005. From 2005 to 2007, we developed and refined the equipment, procedures and processes at our Carthage facility to bring TCP from demonstration status to production. Our Carthage facility currently has the capacity to convert 78,000 tons of animal and food processing waste into approximately 4 million to 9 million gallons of renewable diesel per year, depending on the feedstock mix. We commenced commercial sales of our renewable diesel in 2007. In the six months ended June 30, 2008, we produced approximately 685,000 gallons of renewable diesel. In 2007, we commenced production of our fertilizers. We produced approximately 184,000 gallons of liquid nitrogen concentrate fertilizer and approximately 1,200 tons of solid mineral phosphate fertilizer. We commenced sales of one of our fertilizers in the second quarter of 2008.

In December 2000, we entered into a license agreement with ConAgra for the development of TCP for the conversion of animal and food processing waste into renewable diesel and fertilizers. A license fee of $2.3 million was paid to us under that agreement. Simultaneously, we entered into an exclusive joint venture and formed Renewable Environmental Solutions, LLC., or RES, with ConAgra Poultry Company, or CPC, as equal partners, to commercialize the use of TCP under the license agreement with our subsidiary Resource Recovery Corporation, or RRC, for processing animal and food processing waste worldwide. In July 2003, CPC assigned its ownership interest in RES to ConAgra Foods Refrigerated Foods Co., Inc., or CRF, in conjunction with the sale of CPC to Pilgrim’s Pride Corporation. In July 2005, CRF’s 50% interest in RES, plus cash in the amount of $2.0 million was exchanged for 419,438 shares of our common stock and a warrant, expiring July 2010, to purchase 140,352 shares of our common stock at $71.25 per share. As a result of this exchange, RES became our wholly-owned subsidiary and the licensing agreement was terminated. The RES acquisition was accounted for under the purchase method of accounting. We allocated the purchase price to the tangible and intangible assets and liabilities, which were recorded at their respective fair values. The excess of cost over the fair value of the identifiable assets and liabilities was recorded as goodwill. In 2005, we recorded an impairment of goodwill of $13.7 million, the entire amount of the purchase price of the RES acquisition that was allocated to goodwill. During the six months ended June 30, 2008, we identified certain property, plant and equipment which are no longer being utilized due to process improvements implemented during 2008. We recorded a charge for the remaining net book value of the assets of approximately $1.2 million during the six months ended June 30, 2008. Prior to the RES acquisition, we used the equity method of accounting for our 50% investment in RES and, as a result, we did not record revenues or expenses from the operations of RES prior to the acquisition and only recorded our portion of the net loss of RES, $7.2 million, for the period in 2005 prior to the RES acquisition. Beginning in August 1, 2005, the results of operations of RES were consolidated into our results of operations. Accordingly our results of operations for periods prior to the RES acquisition are not comparable to subsequent periods.

Our Carthage facility is located next to a ButterBall turkey processing plant, which is the principal source of our feedstock. We have a supply agreement for turkey food processing waste for our Carthage facility, which expires in May 2010. Pursuant to our take or pay contract with ButterBall, we paid ButterBall $1.2 million, $694,000, $1.6 million and $1.7 million in 2005, 2006 and 2007 and the six months ended June 30, 2008, respectively.

We sell our renewable diesel in the industrial fuel oil market. Through December 31, 2007, we sold approximately 3.1 million gallons of renewable diesel produced at our Carthage facility. In 2008, we entered into agreements with two customers for 100% of our current renewable diesel production capacity. One customer, Schreiber, accounted for approximately 72.8% and 100% of our revenues in 2007 and the six months ended June 30, 2008, respectively. We commenced the sale of one of our fertilizers in the second quarter of 2008.

Our consolidated results of operations reflect principally the activity in our Carthage facility, which has not operated at full capacity for the following reasons:

•	design and construction deficiencies, including equipment deficiencies;

•	limited availability of feedstock;

•	phased production ramp-up during the early operational period;

•	regulatory inspections and requirements; and

•	environmental testing.

Components of Revenues and Expenses

Revenues.  Our revenues are principally derived from sales of our renewable diesel. We sell our renewable diesel on a Btu pricing basis that is competitive with other burner fuels such as diesel oil or natural gas. The average price per gallon of renewable diesel we received in 2005, 2006 and 2007 and the six months ended June 30, 2008 was $0.48, $0.14, $0.64 and $1.19, respectively. Although we currently base the price of our renewable diesel primarily on the prevailing market price of natural gas, which is the principal industrial boiler fuel used in the geographic market in which we sell our renewable diesel, in the future we plan to sell our renewable diesel in geographic markets where the principal industrial boiler fuel is No. 2 Heating Oil and, accordingly, set the price based on the prevailing market price for No. 2 Heating Oil in these markets. We sold approximately 367,000, 1.8 million, 911,000 and 478,000 gallons of our renewable diesel, respectively, in 2005, 2006 and 2007 and the six months ended June 30, 2008. Sales of our renewable diesel will be the principal source of revenues for the foreseeable future. In the second quarter of 2008, we also started generating revenues from the sale of one of our fertilizers.

Cost of Goods Sold.  Cost of goods sold primarily consists of the cost of obtaining feedstock. Our primary feedstock is the turkey food processing waste that we obtain under our ButterBall supply agreement. We also purchase other animal and food processing waste and trap and low-value greases, depending on availability and cost. In certain circumstances, we do not have to pay for feedstock or we receive payments from feedstock suppliers for receiving and handling feedstock. We anticipate that the volume cost of acquiring feedstock will decrease over time. The other major components of cost of goods sold, which principally relate to our Carthage facility, include:

•	salaries, benefits and other labor costs directly related to the operation of our Carthage facility;

•	third-party contractor costs associated with facility modifications and repairs;

•	utility and maintenance costs, including natural gas;

•	transportation costs for feedstock, renewable diesel and fertilizer;

•	boiler conversion costs for new customers;

•	diversion and disposal costs related to the disposal of contracted feedstock to landfill, when our facility is non-operational and the cost of disposing of excess water in our process; and

•	adjustments to the value of our renewable diesel inventory, which is stated at the lower of cost or market.

We anticipate that our cost of goods sold will increase in dollar terms as our revenues increase but will decrease as a percentage of revenues over time as we (i) reduce our feedstock costs, (ii) reduce our reliance on outside contractors, (iii) increase our facility capacity utilization, (iv) reduce our average inventory levels and (v) reduce water disposal costs.

The principal performance metric that we use to evaluate our costs of goods sold is our cash production cost per gallon of renewable diesel. Our cash production cost per gallon is calculated by dividing our total cost of goods sold less non-cash charges, such as depreciation and amortization, by the number of gallons of renewable diesel produced. For the six months ended June 30, 2008, our cash production cost per gallon at our Carthage facility was $11.55. Our Carthage facility is our first production facility and was initially designed to demonstrate the viability and scalability of TCP. Our Carthage facility was also initially designed to produce commercial quantities of renewable diesel that would be sufficient to demonstrate that customers would be willing to purchase our renewable diesel if sufficient quantities were available and that our renewable diesel meets performance characteristics for use in industrial boilers. Our current cash production cost reflects our relatively high feedstock costs due to the commercial terms of our historical arrangements with Butterball and the relatively low output provided by turkey food processing waste, our current primary feedstock. In addition, operational inefficiencies caused by the initial design of, and sub-optimal performance of various equipment initially used at, our Carthage facility limited the operational availability. This required us to redesign our plant processes, install replacement equipment and incur significant labor and maintenance costs. These operational inefficiencies also required us to dispose of, rather than process, our feedstock and incur related costs.

In the future, we believe our cash production cost will be lower than our current cash production cost per gallon as we:

•	enter into contractual arrangements for feedstock on more favorable terms;

•	purchase high yielding feedstock, such as beef and pork processing waste and trap grease;

•	benefit from economies of scale resulting from the operation of multiple, larger-scale facilities;

•	benefit from lower maintenance costs and improved operational reliability at our new facilities which will be designed based on the knowledge gained from the operation of our Carthage facility; and

•	reduce our disposal costs for unused feedstock.

As a result of these factors, we estimate that our cash production cost, including the cost of feedstock, of renewable diesel will ultimately be in the range of $1.30 to $1.80 per gallon for our larger production facilities. We believe that our cost of feedstock conversion, which we define as our cash production cost less the cost of feedstock, will be between $0.50 and $0.80 per gallon of renewable diesel for our larger production facilities. Giving effect to the $1.00 per gallon renewable diesel mixture tax credit that we receive from the U.S. government for each gallon of renewable diesel produced at our facilities that we sell in the United States, we expect that our net cash costs will be in the range of $0.30 to $0.80 per gallon once we open and operate larger-scale facilities. The renewable diesel mixture tax credit is scheduled to expire at the end of 2009. Net cash costs per gallon outside of the United States may be materially different due to variances in feedstock costs, energy costs and the availability and level of tax credits and cash incentives.

The demand for our renewable diesel is still emerging and does not currently coincide with our production cycle. While we are seeking to increase our customer base and demand for our renewable diesel, we are currently required to hold excess renewable diesel in inventory. Inventory items are stated at the net amount that we expect to realize from the sale of our inventory, which is determined based on the lower of production cost or the market value of the renewable diesel held in inventory and is charged to cost of goods sold. Since our production costs are relatively high at our current stage of development and the price we receive for our renewable diesel in the market is relatively low given that the demand and market acceptance for our renewable diesel is still emerging, the adjustments to the value of our renewable diesel inventory have been significant. We expect that the adjustment will decrease in future periods as we decrease our production costs. In addition, as demand for our renewable diesel and fertilizers increase, we anticipate that the market value of our products will increase and will ultimately exceed our production costs, further reducing or eliminating the inventory adjustment.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of salaries and benefits for general and administrative and sales and marketing personnel, sales and marketing costs, rent and other occupancy costs, travel and entertainment costs and professional fees. We anticipate adding office space in the next several years, which will increase our rent and associated occupancy costs. We expect our selling, general and administrative expenses to increase significantly as we hire additional personnel to manage our anticipated facility expansion. We also anticipate incurring additional expenses as a public company following the completion of this offering, including additional legal and corporate governance expenses, such as costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, salary and payroll-related costs for additional accounting and internal audit personnel, and listing and transfer agent fees.

Research and Development Expenses.  Research and development expenses consist primarily of salaries and benefits for our research and development personnel and costs associated with operating our engineering research facility and pilot facility in Philadelphia. We anticipate that research and development expenses will increase modestly as we develop TCP to handle other types of feedstock and seek to improve the performance and efficiency of TCP.

Other Operating Expenses.  Other operating expenses consist of impairment to property, plant and equipment and impairment of goodwill associated with the RES acquisition. As of June 30, 2008, we had no goodwill on our balance sheet.

Other Income.  Other income consists primarily of renewable diesel mixture tax credit and interest income. We receive a $1.00 per gallon excise renewable diesel mixture tax credit from the U.S. government for each gallon of renewable diesel we sell. Because we have no fuel excise tax payable, we receive a direct cash payment in the amount of the renewable diesel mixture tax credit. Interest income is based on the amount of our invested cash balances and prevailing interest rates. We also record grant monies that we receive in other income.

Critical Accounting Policies

Our consolidated financial statements included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. Note 1 of our consolidated financial statements includes a summary of our significant accounting policies, certain of which require the use of estimates and assumptions. Accounting estimates are an integral part of the preparation of financial statements and are based on judgments by management using its knowledge and experience about the past and current events and assumptions regarding future events, all of which we consider to be reasonable. These judgments and estimates reflect the effects of matters that are inherently uncertain and that affect the carrying value of our assets and liabilities, the disclosure of contingent liabilities and reported amounts of expenses during the reporting period.

The accounting estimates and assumptions discussed in this section are those that involve significant judgments and the most uncertainty. Changes in these estimates or assumptions could materially affect our financial position and results of operations.

Inventories

Our inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. We evaluate our inventories to determine excess or slow moving products based on quantities on hand, current orders and expected future demand. Inventory items, of which we have an excess supply, are stated at the net amount that we expect to realize from the sale of such products. The difference between our carrying cost and the net amount we expect to realize from the sale of our inventory, which is determined based on the lower of production cost or the market value of the renewable diesel held in inventory, is charged to cost of sales.

Impairment of Long-Lived Assets

We account for our investments in long-lived assets in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. SFAS No. 144 requires a company to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important, which could trigger an impairment review, include, among others, the following:

•	a significant adverse change in the extent or manner in which a long-lived asset is being used;

•	a significant adverse change in the business climate that could affect the value of a long-lived asset; and

•	a significant decrease in the market value of assets.

We periodically evaluate the recoverability of the net carrying value of our long lived assets. An impairment loss is recognized when the carrying value of the long-lived assets exceeds its undiscounted future cash flows and its fair value. A loss on impairment would be recognized through a charge to operating loss.

In early 2005, RES identified certain facility equipment that was no longer in usable condition or related to an operating activity that it decided not to pursue. Accordingly, RES recorded an impairment loss of $5.0 million in 2005. The assets that were deemed to be impaired were determined to have no value to RES.

Income Taxes

We account for income taxes using the liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS 109. Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

On January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. We believe that our income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to our financial position. However, we cannot predict with certainty the interpretations or positions that tax authorities may take regarding specific tax returns filed by us and, even if we believe our tax positions are correct, we may determine to make settlement payments in order to avoid the costs of disputing particular positions taken. No reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, we did not record a cumulative effect adjustment related to the adoption of FIN 48.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment,” or SFAS 123(R), and related interpretations, which superseded the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and related interpretations. SFAS 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. SFAS 123(R) was adopted using the modified prospective method, which requires us to recognize compensation expense on a prospective basis. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been granted in prior periods.

With the adoption of SFAS 123(R), we are required to record the fair value of stock-based compensation awards as an expense. In order to determine the fair value of stock options on the date of grant, we utilize the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions, typically based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates. We use an expected stock-price volatility assumption which is primarily based on the average implied volatility of the stock of a group of comparable alternative energy companies, whose stocks are publicly traded.

The weighted average assumptions used for stock-based compensation awards for each of the years presented are as follows:

	2005	2006	2007

Volatility	63.7%	65%	65%
Weighted-average estimated life	10 years	10 years	10 years
Weighted-average risk-free interest rate	4.1%-4.8%	4.6%-4.7%	4.7%
Dividend yield	—	—	—

The following table sets forth the amount of expense related to stock-based payment arrangements included in specific line items in the accompanying consolidated statement of operations for the years ended:

	December 31
	2005	2006	2007

Cost of goods sold	$—	$34,192	$12,978
Selling, general and administrative	435,798	821,484	90,560
Research and development	41,176	6,209	18,432

Total	$476,974	$861,885	$121,970

As of December 31, 2007, there was $208,330 of total unrecognized compensation cost related to nonvested, stock-based compensation granted under our stock option and restricted stock plans, which will be recognized using the fair value method over a weighted average remaining life of approximately 1.5 years.

On August 11, 2008, we issued options to purchase 91,450 shares of common stock of which options to purchase 47,500 shares are performance based. We determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions: risk free interest of 3.98%, volatility of 65%, dividend yield of $0 and life of five years. The non-performance stock options vest immediately upon issuance. As such, we will record an expense of approximately $1.5 million during the third quarter of 2008.

Revenue Recognition

We recognize revenue on the sale of our products when title and risk of loss has passed to our customer, the sales price is fixed or determinable and collectibility is reasonably assured, which is generally upon shipment to the customer.

Goodwill

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, we review the carrying value of goodwill annually and whenever indicators of impairment were present. We measure impairment losses by comparing the carrying value of our reporting units to the fair value of our reporting units determined using a discounted cash flow method.

At December 31, 2005, we reviewed the goodwill resulting from the acquisition of RES and determined that the value was fully impaired. We followed the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, and performed our annual goodwill impairment test on the first day of the fourth quarter of 2005. The goodwill of RES was determined to be impaired as the carrying amount of RES exceeded its estimated fair value. The fair value was determined using a discounted cash flows method.

Results of Operations

Comparison of Six Months Ended June 30, 2008 to Six Months Ended June 30, 2007

Total Revenues.  Revenues increased 48.4% to $567,000 for the six months ended June 30, 2008 from $382,000 for the six months ended June 30, 2007. The increase was attributable to increased sales to our existing customer pursuant to an agreement entered into with Schreiber in March 2008 and an increase in the price of our renewable diesel due to an increase in the price of natural gas. In the six months ended June 30, 2008, we sold approximately 477,000 gallons at an average price per gallon of $1.19, without giving effect to the renewable diesel mixture tax credit. In the six months ended June 30, 2007, we sold approximately 596,000 gallons for an average price of $0.64 per gallon, without giving effect to the renewable diesel mixture tax credit.

Cost of Goods Sold.  Cost of goods sold increased 24.1% to $9.8 million for the six months ended June 30, 2008 from $7.9 million for the six months ended June 30, 2007. The increase was attributable to increased feedstock, disposal and transportation costs, as well as an increase in cost of natural gas. We produced 685,000 gallons of renewable diesel for the six months ended June 30, 2008 from 560,000 gallons of renewable diesel for the six months ended June 30, 2007. For the six months ended June 30, 2008, feedstock, disposal and transportation costs totaled $2.3 million, plant operating expenses totaled $6.2 million and disposal of long-lived assets totaled $1.2 million. For the six months ended June 30, 2007, feedstock, disposal and transportation costs totaled $2.0 million and plant operating expenses totaled $5.9 million. The cost of natural gas used to operate our Carthage facility as a percentage of cost of goods sold was 6.4%, or $630,000, for the six months ended June 30, 2008 as compared to 7.1%, or $565,000, for the six months ended June 30, 2007.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased 27.5% to $2.1 million for the six months ended June 30, 2008 from $2.9 million for the six months ended June 30, 2007. The decrease was primarily due to reduced salaries as a result of management personnel departures in 2007 and reduced professional fees. In 2007, we incurred professional fees related to a proposed financing transaction that was not completed.

Research and Development Expenses.  Research and development expenses remained relatively consistent and was $598,000 for the six months ended June 30, 2008 as compared to $617,000 for the six months ended June 30, 2007. The decrease was a result of the timing of research and development activities.

Other Income.  Other income decreased 40.4% to $710,000 for the six months ended June 30, 2008 from $1,192,000 for the six months ended June 30, 2007. The decrease was primarily due to approximately $400,000 in grant monies which were received during the six months ended June 30, 2007 but were not received in the six months ended June 30, 2008. The amount of renewable diesel mixture tax credit decreased 20% to $477,000 for the six months ended June 30, 2008 from $596,000 for the six months ended June 30, 2007. The decrease was offset by the increase of $69,000 in interest income received on our available cash, which amounted to $175,000 for the six months ended June 30, 2008 compared to $106,000 for the six months ended June 30, 2007.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

Total Revenues.  Revenues increased 125.7% to $589,000 for the year ended December 31, 2007 from $261,000 for the year ended December 31, 2006. The increase was attributable to $429,000 in sales to a new customer 2007. In 2007, we sold 911,000 gallons at an average price per gallon of $0.64. In 2006, we sold approximately 1.8 million gallons at an average price per gallon of $0.14. The average price per gallon in 2006 was lower than 2007 because we discounted our prices significantly in 2006 for off-specification fuel sold to our customers. During the development and commissioning phases of our Carthage facility and for periods thereafter, we were unable to obtain consistent quantities of suitable feedstock and, therefore, were unable to establish sales contracts with large customers, which caused wide variations in our revenues.

Cost of Goods Sold.  Cost of goods sold decreased 3.1% to $15.9 million for the year ended December 31, 2007 from $16.5 million for the year ended December 31, 2006. The decrease was primarily a result of reduction in diversion and disposal costs resulting from improved reliability of our Carthage facility and the availability of lower cost disposal options. For the year ended December 31, 2007, cost of goods sold included retrofitting the boiler for a new customer. We produced approximately 1.1 million gallons in 2007 as compared to 1.6 million gallons in 2006. For the year ended December 31, 2007, feedstock, disposal and transportation costs totaled $4.0 million and facility operating expenses totaled $12.0 million. For the year ended December 31, 2006, feedstock, disposal and transportation costs totaled $4.4 million and facility operating expenses totaled $12.0 million. The cost of natural gas used to operate our Carthage facility as a percentage of cost of goods sold was 7.0%, or $1.1 million, for the year ended December 31, 2007 as compared to 6.7%, or $1.1 million, for the year ended December 31, 2006.

Selling, General and Administrative Expenses.  Selling, general, and administrative expenses decreased 9.3% to $5.3 million for the year ended December 31, 2007 from $5.9 million for the year ended December 31, 2006. The decrease was a result of reduced salary costs due to management personnel changes.

Research and Development Expenses.  Research and development expenses decreased 30.1% to $1.2 million for the year ended December 31, 2007 from $1.7 million for the year ended December 31, 2006. The decrease was primarily the result of costs in 2006 associated with the development of TCP to handle other feedstock which were not incurred in 2007.

Other Income.  Other income decreased 9.4% to $2.0 million for the year ended December 31, 2007 from $2.2 million for the year ended December 31, 2006. The decrease was primarily due to lower renewable diesel mixture tax credit payments as a result of the decrease in gallons of renewable diesel sold in 2007. Renewable diesel mixture tax credit decreased to $911,000 in 2007 from $1.8 million in 2006. This decrease was offset in part by the increase in interest income, which was $564,000 in 2007 compared to $192,000 in 2006, and an increase of $400,000 in 2007 from the SEER grant.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Total Revenues.  Revenues increased 96.2% to $261,000 for the year ended December 31, 2006 from $133,000 for the year ended December 31, 2005. The increase was attributable to increased sales of renewable diesel during 2006 and our accounting of the results of RES on an equity basis rather than a consolidated basis for the first seven months of 2005. In 2006, we sold approximately 1.8 million gallons of renewable diesel at an average price per gallon of $0.14. In 2005, we sold approximately 367,000 gallons at an average price per gallon of $0.48.

Cost of Goods Sold.  Cost of goods sold increased 170.9% to $16.5 million for the year ended December 31, 2006 from $6.1 million for the year ended December 31, 2005. Prior to August 2005, we did not record costs of goods sold. The cost of goods sold incurred prior to August 2005 was recorded by RES. We produced approximately 1.6 million gallons in 2006 and 949,000 gallons in 2005. For the year ended December 31, 2006, feedstock, disposal and transportation costs totaled $4.4 million and facility operating expenses totaled $12.0 million. For the year ended December 31, 2005, feedstock, disposal and transportation costs totaled $2.7 million and facility operating expenses totaled $3.3 million. The cost of natural gas used to operate our Carthage facility as a percentage of cost of goods sold was 6.7%, or $1.1 million, for the year ended December 31, 2006 as compared to 6.8%, or $313,000, for the year ended December 31, 2005.

Selling, General and Administrative Expenses.  Selling, general, and administrative expenses increased 73.1% to $5.9 million for the year ended December 31, 2006 from $3.4 million for the year ended December 31, 2005. In 2005 we recorded selling, general and administrative expenses for the five month period after the RES acquisition, as compared to the full year in 2006.

Research and Development Expenses.  Research and development expenses decreased 15.5% to $1.7 million for the year ended December 31, 2006 from $2.0 million for the year ended December 31, 2005. The decrease was the result of a decrease in staffing at our Philadelphia facility in 2006 which was offset in part by the fact that research and development expenses for 2005 only reflect expenses for the five month period after the RES acquisition.

Impairment of Long-lived Assets.  The impairment of long-lived assets increased to $157,000 for the year ended December 31, 2006 from $1,000 for the year ended December 31, 2005 and were both due to write-offs of property, plant and equipment.

Impairment of Goodwill.  There was no recorded goodwill for the year ended December 31, 2006. The impairment of goodwill for the year ended December 31, 2005 of $13.7 million related to impairment of goodwill associated with the RES acquisition.

Other Income.  Other income increased to $2.2 million for the year ended December 31, 2006 from $458,000 for the year ended December 31, 2005. The increase in other income was primarily due to higher renewable diesel mixture tax credit payments as a result of the increase in gallons sold. Renewable diesel mixture tax credit totaled $1.8 million in 2006, and we did not receive any renewable diesel mixture tax credit payments in 2005. The remaining variance in other income was the result of increased interest income and the elimination of management fees paid by RES prior to the RES acquisition.

Liquidity and Capital Resources

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities, including the development of our Carthage facility. Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. As of June 30, 2008 (unaudited) and December 31, 2007, we had an accumulated deficit of $110.3 million and $99.0 million, respectively. We have financed our operations through the proceeds from the sales of equity securities, revenues from sales of renewable diesel and fertilizer, renewable diesel mixture tax credits and grants. From 2005 through June 30, 2008, we raised an aggregate of $68.2 million in private placements of equity securities. In August 2008, we received $7.5 million in net proceeds from the sale of our common stock in a private placement to existing investors. We believe that our existing cash, together with the proceeds of this offering, will be sufficient to fund our operations through 2009. Without the proceeds of this offering, we will need to obtain additional debt and equity financing to fund our operations after 2008. We will need to obtain additional debt and equity financing to implement our expansion strategy in the future.

In connection with a permitting process for our research and development facility in Philadelphia, certificates of deposit in the amount of $156,000 were placed as security for potential environmental expenses with Pennsylvania’s Department of Environmental Protection, Bureau of Land Recycling and Waste Management.

The following table summarizes our cash flow activities from January 1, 2005 through June 30, 2008.

				Six Months
	Year Ended			Ended
	December 31,			June 30,
	2005	2006	2007	2007	2008
				(Unaudited)
	(In thousands)

Cash flows from operating activities	$(10,059)	$(17,924)	$(17,885)	$(13,718)	$(9,417)
Cash flows from investing activities	(8,244)	(3,100)	(2,320)	(801)	(1,199)
Cash flows from financing activities	24,964	17,133	28,263	0	0

Net Cash Used in Operating Activities

Net cash used in operating activities was $9.4 million, $13.7 million, $17.9 million, $17.9 million and $10.1 million for the six months ended June 30, 2008 and 2007 and for the years ended December 31, 2007, 2006 and 2005, respectively. The primary increase in the amount of cash used in operating activities subsequent to 2005 was due to the RES acquisition. Prior to August 2005, all cash used to support the operating activities was recorded as an investment in RES. Accordingly, cash used in operating activities for 2005 only includes cash used by the RES facility from August through December 2005. Cash used in operating activities from August 2005 through June 2008 was primarily used to support the continued operations of our Carthage facility, for research and development activities at our Philadelphia facility, and for selling, general, and administrative expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1.2 million, $0.8 million, $2.3 million, $3.1 million and $8.2 million for the six months ended June 30, 2008 and 2007 and for the years ended December 31, 2007, 2006 and 2005, respectively. In 2005, $6.2 million in cash was used to fund RES. During the six months ended June 30, 2008 and 2007 and for the years 2007, 2006 and 2005, cash used to purchase property, plant and equipment amounted to $1.2 million, $0.8 million, $2.3 million, $3.1 million and $2.0 million, respectively.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $0, $0, $28.3 million, $17.1 million and $25.0 million for the six months ended June 30, 2008 and 2007 and for the years ended December 31, 2007, 2006 and 2005, respectively. In 2005 and 2006, cash provided by financing activities reflected the net proceeds from the sale of equity securities. In 2007, our cash flows from financing activities reflected the net proceeds from the sale of equity securities as well as net proceeds from issuance of convertible debt which were converted in 2007 and proceeds from the exercise of stock options.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2007:

	2008	2009	2010	2011	2012	Thereafter	Total
	(In thousands)

Operating Lease Obligations	$211	$168	$133	$79	$73	$255	$919
Purchase Obligations(1)	3,466	3,466	1,192	—	—	—	8,124
Other Long-Term Debt	34	41	50	62	75	1,332	1,584

	$3,711	$3,675	$1,375	$141	$148	$1,587	$10,627

(1)	Purchase obligations reflect our current feedstock contract with ButterBall under which we expect to take delivery. Our contract was renewed in February 2008 and will expire in May 2010. To estimate the purchase obligations under this contract, we used the average monthly purchase for the six months ended June 30, 2008 and annualized the estimate for the period remaining contract period.

We and AB-CWT, a related party, are jointly and severally liable under a settlement agreement to pay $10,000 per month to Paul T. Baskis, one of the original inventors of the technology underlying TCP, until the last to expire of certain patents licensed to us by AB-CWT. We are liable for this payment through October 2012. AB-CWT has acknowledged that it is the primary obligor under that settlement, has made all payments under that settlement and has stated its intention to continue to make the payments required under that settlement. However, since we are the principal source of revenue for AB-CWT, we have determined that we should record the payment obligations as a liability. As of December 31, 2007, we have a liability of approximately $437,000 recorded. As AB-CWT makes the required settlement payments, we record the reversal of the prior charge under selling, general and administrative expenses. We reversed $34,000, $23,000, $28,000 and $16,000 for the years ended December 2005, 2006 and 2007, and the six months ended June 30, 2008, respectively.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risk with respect to changes in prices for natural gas used in our Carthage facility, fuel oil and natural gas market prices and feedstock prices.

Natural Gas Price Fluctuation

We are subject to market risk with respect to natural gas which is consumed in the conversion of waste and has historically been subject to volatile market conditions. Natural gas prices and availability are affected by weather conditions, overall economic conditions and foreign and domestic governmental regulation and relations. The price fluctuation of natural gas over the last three years from August 1, 2005 to August 1, 2008, based on the New York Mercantile Exchange daily futures data, has ranged from a low of $4.89 per MMBtu in September 2006 to a high of $15.38 per MMBtu in December 2007. Natural gas costs comprised about 8% of our total cost of sales for the year ended December 31, 2007. Further, we are exposed to market risk with respect to natural gas as we currently price our renewable diesel primarily based on the price of natural gas.

Crude Oil and Refined Product Price Fluctuation

We are exposed to market risks with respect to our renewable diesel sales related to the volatility of No. 2 Heating Oil and natural gas prices, as we intend to price our renewable diesel at parity with No. 2 Heating Oil on a Btu basis. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for boiler fuels, prevailing economic conditions, worldwide production levels, worldwide inventory levels and governmental relations, regulatory initiatives and weather conditions. The price fluctuation of No. 2

Heating Oil over the last three years from August 1, 2005 to August 1, 2008, based on the New York Mercantile Exchange daily futures data, has ranged from a low of $1.47 per gallon in January 2007 to a high of $4.11 per gallon in July 2008. The price fluctuation of natural gas over the last three years from August 1, 2005 to August 1, 2008, based on the New York Mercantile Exchange daily futures data, has ranged from a low of $4.89 per MMBtu in September 2006 to a high of $15.38 per MMBtu in December 2007.

In order to manage the uncertainty relating to price volatility, we have applied a policy of avoiding inventory build and to sell our renewable diesel as manufactured to meet our commitments. In the past, circumstances have occurred, such as shifts in market demand that have resulted in variances between our actual inventory level and our desired target inventory level. We maintain some inventories of our renewable diesel, the values of which are subject to wide fluctuations.

Feedstock

We are subject to market risk with respect to the price and availability of feedstock. In general, feedstock prices in the United States are influenced by the rate of food processing by our suppliers, seasonality, weather conditions and impact on transportation and facility operations, the supply and demand for use in the animal feed industry, as well as the availability and pricing of substitute feedstock. Additionally, the effect of laws and regulations for the use of feedstock in the animal feed industry will also impact its pricing. Higher feedstock costs result in higher cost of goods sold and lower profit margins.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations,” or SFAS 141R, a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be recorded at fair value at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

On April 25, 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently evaluating the impact, if any, that this FSP will have on our results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51,” or SFAS 160. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact, if any, from the adoption of SFAS to us in 2009 will depend on the development of our business at that time.

Effective January 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements,” or SFAS 157, for assets and liabilities measured at fair value on a recurring basis. SFAS 157 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of SFAS 157 did not have an impact on our financial position or operating results, but did expand certain disclosures. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, SFAS 157 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

We did not have any Level 2 or Level 3 assets or liabilities as of June 30, 2008. Cash and cash equivalents and restricted cash of approximately $3.7 million and $156,000, respectively, included money market securities and short-term certificate of deposits that are considered to be highly liquid and easily tradable as of June 30, 2008. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

In addition, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159, became effective on January 1, 2008. SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. We did not elect the fair value options for any of our qualifying financial instruments.

BUSINESS

Overview

We sell renewable diesel fuel oil and organic fertilizers which we currently produce from animal and food processing waste using our proprietary Thermal Conversion Process, or TCP. TCP can convert a broad range of organic wastes, or feedstock, including animal and food processing waste, trap and low-value greases, mixed plastics, rubber and foams, into our products. TCP emulates the earth’s natural geological and geothermal processes that transform organic material into fuels through the application of water, heat and pressure in various stages. Our renewable diesel has a significantly higher net energy balance, which is defined as the ratio of the amount of energy contained in a fuel to the energy required to produce that fuel, than conventional diesel, ethanol or other biofuels. Our renewable diesel does not compete for food crops, uses fewer natural resources than conventional diesel, ethanol or other biofuels, and does not contain alcohol. TCP uses conventional processing equipment, which we believe requires a comparatively small operating footprint and is relatively easy to permit compared to other waste processing technologies.

Our first production facility, located in Carthage, Missouri, has demonstrated the scalability of TCP in an approximately 250 ton per day production operation. Our Carthage facility has the capacity to convert 78,000 tons of animal and food processing waste into approximately 4 million to 9 million gallons of renewable diesel per year, depending on the feedstock mix used. We also produce fertilizers through TCP. We currently sell the renewable diesel produced at our Carthage facility as a fuel for the industrial boiler market, and we sell our fertilizers to a number of farms in the Carthage area. During the six months ended June 30, 2008, we produced approximately 685,000 gallons of renewable diesel and sold approximately 477,000 gallons of renewable diesel. We commenced the sale of one of our fertilizers in the second quarter of 2008. We received an average price of $1.19 per gallon of renewable diesel sold in the six months ended June 30, 2008.

The markets for our products are large. The industrial fuel oil market in the United States consumes approximately 62 billion gallons of diesel per year in addition to large quantities of other fuels. We target the industrial steam boiler and off-road engine portions of this market which consumes approximately 23 billion gallons of diesel per year. The North American nitrogen and phosphate fertilizer market is approximately 26 million tons per year. Because quantities of renewable diesel and fertilizers produced from each TCP facility will be relatively small compared to the combined energy and fertilizer demand of local industrial consumers and farmers, we anticipate that all of the products from each of our facilities will be sold within a 100-mile radius of each TCP facility. In addition, due to evolving federal and state renewable energy mandates, we believe there is a significant market opportunity to sell our renewable diesel into the 43 billion gallon equivalent electrical power generation market.

We believe that we will be able to achieve profitability by offering competitively priced renewable diesel and fertilizers to our customers. As more customers purchase and validate our renewable diesel, we intend to price our product at parity, on a per-British thermal unit, or Btu, basis, with No. 2 Heating Oil. The price of No. 2 Heating Oil on the New York Mercantile Exchange was $3.44 per gallon as of August 1, 2008, and the average price of No. 2 Heating Oil over the last three years from August 1, 2005 to August 1, 2008 was $2.19 per gallon. Our renewable diesel contains approximately 9% fewer Btus than No. 2 Heating Oil on a volumetric basis, and, at parity, we believe our renewable diesel will sell for a price that will be 9% lower than the market price for No. 2 Heating Oil. We estimate that our cash production cost of renewable diesel will ultimately be in the range of $1.30 to $1.80 per gallon for our larger production facilities. We believe that our cost of feedstock conversion, which we define as our cash production cost less the cost of feedstock, will be between $0.50 and $0.80 per gallon of renewable diesel for our larger production facilities. Giving effect to the

$1.00 per gallon renewable diesel mixture tax credit that we receive from the U.S. government for each gallon of renewable diesel produced at our facilities that we sell in the United States, we expect our net cash production cost will be in the range of $0.30 to $0.80 per gallon. The renewable diesel mixture tax credit is scheduled to expire at the end of 2009. Using the current feedstock mix at our Carthage facility, for every gallon of renewable diesel we produce, we produce approximately one gallon of liquid nitrogen concentrate fertilizer and three pounds of solid mineral phosphate fertilizer.

We intend to establish additional facilities close to sources of feedstock, initially focusing on animal and food processing waste and trap and low-value greases in North America and Europe. There are approximately 23.5 million tons of animal and food processing waste generated annually in North America and 18.7 million tons generated annually in Europe. There are approximately 4.7 million tons of trap grease generated annually in North America. Based on our analysis of optimal facility sizes, we initially intend to establish TCP animal and food processing waste facilities that process approximately 500 to 2,000 tons of waste per day and TCP trap and low-value grease facilities that process approximately 150 to 600 tons of waste per day.

We have entered into discussions with several animal and food processors in North America and Europe and with municipal treatment facilities and trap grease aggregators in the Northeast United States regarding potential construction of new TCP facilities and retrofitting existing facilities with TCP. Our growth strategy includes:

•	forming joint ventures with waste producers to own and operate new TCP facilities;

•	constructing and operating new wholly-owned TCP facilities;

•	retrofitting existing animal and food processing facilities with our proprietary TCP technology; and

•	licensing TCP to third-party operators.

We began development of TCP in 1997. In 1999, we commenced operations of our seven ton per day pilot facility for animal and food processing waste located at our research and development facility in Philadelphia, Pennsylvania. We commenced development of our Carthage facility in 2002 and, from 2005 to 2007, we developed and refined the equipment, procedures and processes at our Carthage facility to bring TCP from demonstration status to production. We commenced commercial sales of our renewable diesel in January 2007, and we commenced sales of one of our fertilizers in the second quarter of 2008. Our Carthage facility is currently our only production facility.

Trends Impacting our Business

We believe that a number of trends in our markets are converging to increase demand for TCP and our renewable diesel and fertilizers.

Global Energy Supply and Demand

We believe we have entered a sustained period of elevated crude oil and natural gas prices which we believe is driven in part by increasing demand for industrial fuels. Geopolitical instability within the Middle East and other oil exporting regions, along with risks inherent in long-distance transportation associated with exporting from these regions, continue to result in risk-related price premiums. In addition, surging global demand for industrial fuels from rapidly developing nations, such as China and India, have further driven up energy prices. As a result, there is increased focus on the development of alternative domestic energy supplies, particularly through the development of renewable sources.

Concerns Around the Diversion of Food Supplies to Fuels

The rising use of land to grow crops for fuel rather than for food has increased competition for acreage. A report released in 2008, prepared by the Food and Agricultural Organization of the United Nations and the Organization for Economic Cooperation and Development, stated that “the energy security, environmental and economic benefits of biofuels production based on agricultural commodity feedstocks are at best modest, and sometimes even negative.” By diverting crops, which have traditionally been a source for the world’s food supply, to be used as sources of energy, ethanol and biofuels are driving up prices and creating food shortages around the world.

Environmental and Sustainability Concerns

As the world seeks to address increasing levels of greenhouse gases, particularly carbon dioxide emissions, there is a growing public policy emphasis on developing sustainable “green” energy sources. For example, renewable portfolio standards that obligate retail electricity suppliers to include renewable resources in their electricity generation portfolio have been established in 24 states. In addition to these programs, electricity suppliers producing electricity through renewable sources are eligible to receive a federal production tax credit of $0.019/kWh. Renewable fuels standards have also been implemented on a federal level which mandate increases in the percentage of biofuels required to be blended into fossil fuels sold in the United States. As a result, we believe there is a significant market opportunity for producers of renewable diesel.

Increasing Demand for Fertilizers

In recent years, there has been a sharp increase in global demand for fertilizer, driven primarily by population growth and changes in dietary habits. As populations and incomes continue to grow, more food is required from a decreasing per capita supply of arable land. This requires higher crop yields and, therefore, more plant nutrients or fertilizers. This trend, combined with a fixed supply of certain inputs for commercial fertilizers, including phosphate rock, has led to a steady global increase in the price of fertilizers. As a result, we believe there is a significant market opportunity for organic fertilizers.

Food Safety and Health Concerns

The animal and food processing industry is under significant market and regulatory pressure as consumers and regulators address the growing concerns related to pathogenic and toxic contamination of the food chain. In particular, the spread of bovine spongiform encephalopathy, BSE or mad cow disease, is believed to be caused by the consumption of meat and bone meal by cattle, which is made from animal carcasses and incorporated in cattle feed. To strengthen existing safeguards against BSE, on April 25, 2008, the U.S. Food and Drug Administration enacted a more stringent law redefining the categories of cattle-derived products that can be used for animal and pet feed. In addition, U.S. beef exports have been negatively affected by U.S. policy regarding animal rendering. Accordingly, we believe animal and food processors will seek cost-effective methods for disposal of this waste to address market and regulatory concerns, thus increasing the supply of animal and food processing waste. Further, as producers of organic waste look for other waste processing solutions, we believe the cost of our feedstock will decrease.

Disposal of Trap and Low-Value Greases

The discharge of fats, oils and greases, or FOG, from food service establishments and other industrial processing facilities creates significant environmental, public health and operational problems in wastewater treatment facilities throughout the country. When FOG is dumped into sewers, wastewater treatment facilities are negatively impacted due to the hardening of greases in sewer lines and treatment systems. FOG collected from traps is often mixed with absorbents and then disposed of in landfills or incinerated, creating other environmental issues. This issue is compounded by both the distance to legal disposal sites and the rising cost of fuel. We believe that municipalities are seeking technologies that can mitigate these concerns.

Our Strategy

Our goal is to further expand our production and sale of renewable diesel and fertilizers from waste. The key elements of our strategy to achieve this goal include:

Develop New Facilities.  We believe that our success will be driven by producing significant quantities of renewable diesel. Based on our analysis of optimal plant sizes, initially we intend to establish TCP facilities that can convert from 500 to 2,000 tons of animal and food processing waste per day and produce approximately 13 million to 54 million gallons of renewable diesel per year. We also intend to establish trap and low-value grease facilities that can convert from 150 to 600 tons of feedstock per day and produce 5 million to 19 million gallons of renewable diesel per year. Due to more stringent regulations in Canada and Europe regarding animal and food processing waste disposal, we believe there is greater urgency in these regions to find effective alternatives to conventional technologies, and the cost of feedstock will be lower in these regions. Accordingly, we focus our efforts in these areas. We expect to work closely with various third-party engineering and construction specialists to develop and execute plant-specific engineering procurement and construction plans. Further, we expect to internally develop a full engineering bid package that can be used to achieve best costs for procurement and construction through key processes for TCP-specific construction, including process flow diagrams, heat and material balances, piping and instrumentation diagrams and process specific equipment, which will be used in developing facility construction plans. We expect to locate future facilities near sources of feedstock and suitable markets for our renewable diesel and fertilizers. In addition, we may sub-license TCP to third parties to enable them to build and operate their own facilities.

Secure Additional Sources of Animal and Food Processing Waste.  Securing steady supplies of feedstock is critical to our growth and future success. We have targeted animal and food processing waste as our primary feedstock and entered into a supply agreement to convert wastes from a ButterBall turkey processing facility in Carthage. We believe the animal and food processing industries are good sources of feedstock because they generate significant quantities of organic wastes that can be converted to renewable diesel using TCP and are under increasing market and regulatory pressures to change how animal wastes are handled and utilized. To secure large and steady supplies of feedstock, we are seeking to enter into supply agreements with other animal and food processors in North America and Europe. We may replicate the strategy we utilized in developing our Carthage facility and enter into arrangements with other animal and food processors where we co-locate one of our TPC facilities near their facility to provide a cost-effective waste management alternative.

Expand our Sales and Marketing Efforts.  As production increases, we plan to expand our sales and marketing infrastructure as well as begin to collaborate with third parties that have local sales and marketing expertise near our facilities. The market value of our renewable diesel will vary, to some degree, by location based on local market conditions and regulatory regimes. We intend to make decisions regarding sales and marketing of our products based on the specific products and locations of our facilities.

Secure Financing for Future Facilities on Favorable Terms.  Construction of new TCP facilities requires significant capital investment. We plan to finance our construction costs through a variety of sources, including debt and equity financings. Additionally, we plan to work with governmental entities to secure grants and co-sponsorships of some of our projects. We believe that the sustainable and renewable aspects of our business model will be appealing to these entities and encourage them to assist us in the financing of new facilities. We also believe that certain aspects of our business model, including its sustainable and renewable aspect, will enable us to secure favorable financing, particularly in relation to other fuel refinement and power generation projects. In response to the growing public concern regarding energy, federal and state incentive programs have been enacted. For example, tax incentives, low-interest loans, credit enhancements and federal loan guarantees for projects that employ advanced energy technologies that reduce emissions of air pollutants or greenhouse gases have been enacted to aid the development and commercialization of renewable energy technologies. We believe we will benefit from these federal and state programs, and, as a result, we expect that our construction costs will be significantly lower than that of other fuel and power generators.

Improve Efficiency and Reduce Costs.  We are continually seeking to optimize TCP to improve the efficiency of our facilities and to reduce the per-Btu costs of producing our renewable diesel. We have developed a substantial amount of experience during the development, construction, operation and scale-up of our Carthage facility, and we are continually seeking to improve our technology and facility operations. We believe that as we start to operate facilities that are designed to handle approximately 500 to 2,000 tons of animal and food processing waste per day and 150 to 600 tons of trap and low-value grease per day, we should benefit from substantial economies of scale and improve our operating margins because the majority of our operating costs are fixed and do not vary with production levels.

Develop Potential Future Markets and Applications of TCP.  We believe that there are significant opportunities to use TCP in different markets and convert other suitable waste streams into renewable diesel and fertilizers. As we continue to expand our operations, we expect to make efforts to penetrate these other areas.

•	Potential Markets for TCP. We have conducted extensive research and testing to evaluate the applicability our renewable diesel to the electrical power generation market. Our work with National Grid and Brookhaven National Laboratories indicates that a blend of our renewable diesel with petroleum fuel oil would combust effectively in National Grid’s existing power generation facility. We intend to work with combustion turbine manufacturers to determine the necessary fuel treatment systems at our facilities or the modifications to the fuel delivery systems of combustion turbines in order to cost effectively generate electricity from our renewable diesel if sufficient quantities of fuel can be produced.

Our renewable diesel may also be effectively used in the industrial fuel blender market. Industrial equipment intended to burn petroleum distillate and residual fuel oils are designed to efficiently and effectively use fuels with specifications falling within a fairly broad range. Industrial fuel blenders acquire a variety of on-specification fuels, off-specification fuels, intermediate or unfinished fuels, and other components for blending to meet either industry standards or individual customer requirements. For example, stringent federal and state limitations on sulfur contaminants in fuels have lead to significant opportunities for blenders to acquire feedstocks of various sulfur contents for blending to meet these limitations. Renewable diesel has relatively low levels of sulfur and relatively high energy content, so it is particularly valuable as a blendstock for offsetting other higher sulfur components in the blend fuel without diminishing the blended fuel’s energy value to the end-user.

•	Potential Applications of TCP. TCP can covert plastics and other non-metallic wastes into renewable diesel. An estimated 29.3 million tons of mixed plastic, rubber and foam waste were generated in the United States in 2006. Although many of these materials can be recycled, successful commercial recycling of mixed plastics, rubber and foam has proven to be difficult due to their widely varying composition and chemical and physical properties. Governmental entities are mandating stricter environmental policies, and industrial processors face growing pressures to develop and implement productive uses for the waste from their processing facilities without discharging contaminants and pollutants.

Mixed plastic wastes, which have a higher density of carbon and lower moisture content, have a higher yield of renewable diesel than animal and food processing waste. Our testing and research have shown these materials to be well-suited to our technology. We are working with the Vehicle Recycling Partnership, or VRP, a consortium composed of the big three U.S. automobile manufacturers, to process the non-metallic materials consisting of mixed plastics, rubber and foam, commonly referred to as shredder residue, created when discarded automobiles as well as household and industrial appliances are shredded as part of the recycling process. We are in the second phase of pilot testing related to the VRP at our Philadelphia research and development facility to evaluate the commercial viability of using mixed plastics that are included in municipal solid waste, or MSW, as feedstock. Many of these other waste streams can yield more renewable diesel per ton as well as fuels with higher economic values than our renewable diesel from animal and food processing waste. We believe the development of TCP to convert these waste streams will enable us to lessen our dependency on animal and food processing waste and enhance the profitability of future facilities.

Our Products

We produce renewable diesel fuel oil, a liquid nitrogen concentrate fertilizer and a solid mineral phosphate fertilizer. The following table demonstrates the varying numbers of gallons of renewable diesel, gallons of liquid nitrogen concentrate fertilizer and pounds of solid mineral phosphate fertilizer yielded by one ton of different types of feedstock. The physical properties and qualities of renewable diesel and fertilizers resulting from TCP, as well as the yield of renewable diesel and fertilizers, will vary according to the type of organic waste used due to differing levels of moisture, density and composition of feedstock.

			Solid
	Renewable	Liquid Nitrogen	Mineral
	Diesel	Concentrate	Phosphate
One Ton of Feedstock	(in gallons)	(in gallons)	(in pounds)

Poultry Offal	50	43	153
Hog and Steer Offal	98	41	160
Trap Grease (20% fat)	55	15	52
Restaurant Grease	242	33	44

Renewable Diesel Fuel Oil

Renewable diesel generated via TCP is similar to other liquid fuels with respect to its physical properties and combustion performance as demonstrated by the table below.

Type of Fuel	Btu/gal Value
(in thousands)

No. 2 Heating Oil	137
Renewable Diesel	125
Biodiesel	118
Gasoline	114
Ethanol	76

We believe producing renewable diesel from waste has many benefits, including:

•	replacing petroleum products for energy;

•	improving environmental waste management;

•	avoiding competition between food and food-to-fuel alternatives; and

•	reducing carbon dioxide emissions.

Our renewable diesel is marketed and sold directly to commercial and industrial end-users. We currently sell our renewable diesel for use in commercial and industrial boilers. Our renewable diesel contains approximately 9% fewer Btus than No. 2 Heating Oil on a volumetric basis, and, at parity, we believe our renewable diesel will sell for a price that will be 9% lower than the market price for No. 2 heating oil. Steam boilers firing fuel oil or natural gas are the most commonly and widely used equipment to produce process steam and other heat energy for a broad range of large and small-scale commercial and industrial manufacturing facilities. Boilers already configured to burn fuel oils can burn our renewable diesel with simple replacement of select components of the fuel delivery system (e.g., pumps, meters and nozzles). Natural gas fired boilers require more extensive modifications and additions, such as the installation of fuel storage tanks and liquid fuel delivery systems. The one-time cost for converting an industrial boiler burning fuel oil or a similar boiler burning natural gas to burn renewable diesel is approximately $50,000 and $100,000, respectively. We estimate that complete conversion can be accomplished in less than 30 days for fuel oil boilers and 60 days for natural gas boilers, with the boiler down-time limited to less than three days. We offer a variety of arrangements to attract new customers, including funding boiler modifications or providing a price adjustment for our renewable diesel as a means of reimbursing the cost of modifications incurred by a customer. The market value of our renewable diesel will vary by location based on local market conditions and regulatory regimes. As producers of organic waste look for other waste processing solutions, we believe the costs of our feedstock will decrease, and we may ultimately be able to generate revenues from tipping fees, which are charges levied upon a given quantity of waste received at a waste processing facility.

Our renewable diesel is transported by truck, and renewable diesel that we produce but that is not sold is stored on-site and off-site in above-ground tanks.

Organic Fertilizers

In addition to our renewable diesel, TCP yields two types of organic fertilizer: a liquid nitrogen concentrate fertilizer, or LNC, and a solid mineral phosphate/calcium fertilizer, or SMP. Our fertilizers are naturally derived, and their content and values are based upon their nutrient, or N-P-K, value, a measurement of the nitrogen, phosphates and potassium contained in the fertilizer on a weight percentage basis. Our LNC is marketed with a guaranteed plant nutrient content of 6-0-0 and is registered and sold in Missouri. Our SMP is marketed with a guaranteed plant nutrient content of 0-14-0 and is currently registered in Kansas, Missouri and Oklahoma as a commercial fertilizer.

Both fertilizers can be land-applied using commonly available spreading equipment and transported with conventional over-the-road truck equipment. For our new facilities, it is anticipated that all of the fertilizer produced can be sold to local farms within a 100-mile radius. Our fertilizers are transported by truck, and fertilizer that we produce but that is not sold is stored on-site and off-site in above-ground tanks. We will seek business arrangements with existing fertilizer distributors in order to capitalize on their infrastructure, equipment and customer lists. In the future, we may also pursue partnerships with other fertilizer producers to blend our fertilizers with their products.

•	Liquid Nitrogen Concentrate Fertilizer. LNC is a concentrated amino acid-based fertilizer which contains a significant percentage of nitrogen which is an important nutrient for growing various types of commercial agricultural crops. Our LNC has been applied commercially at agronomic rates to corn, wheat, Bermuda hay and pasturelands in southwest Missouri. LNC performs similarly to other registered commercial inputs for nitrogen, such as urea or anhydrous ammonia. We currently sell our LNC at a discount to the current local nitrogen fertilizer market. As our LNC gains further commercial validation, we intend to gradually increase the price per gallon until it reaches parity with current retail fertilizer prices, as well as pursue other higher margin sales opportunities.

•	Solid Mineral Phosphate/Calcium Fertilizer. SMP is a concentrated phosphate/calcium fertilizer. Phosphate is a mineral found in commercial quantities in fossilized marine life deposits and provides an essential nutrient for plant cell wall development. SMP has been applied at commercial scale at farms. We recently initiated a program for commercial sale and application of our SMP. We expect to sell our SMP as a wet product containing up to 50% moisture. We anticipate selling at a discount to the current local phosphate fertilizer market. Extensive product drying tests have been completed on our SMP to demonstrate that it can also be sold in a dry form, which would reduce freight costs and the application rate per ton. While our current facility lacks drying capacity, we anticipate installing drying capacity in future facilities. As our SMP gains commercial validation, we intend to gradually increase the price per ton until it reaches parity with current retail phosphate prices, as well as pursue other higher margin sales opportunities.

Our Technology

TCP is a non-combustion process for the conversion of organic waste into renewable diesel and fertilizers. TCP emulates the earth’s natural geological and geothermal processes that transform organic material into fuels through the application of water, heat and pressure in various stages. TCP is not dependent on enzymes or bacteria. TCP is a continuous flow-through process and it takes approximately two hours for the key process steps to yield our products. Further, certain aspects of TCP and our products have been reviewed and tested by a number of leading independent organizations, including a life-cycle analysis by The Massachusetts Institute of Technology and a fuel analysis by the Brookhaven National Laboratory. These studies confirmed the quality and the environmental footprint of our process and renewable diesel for a number of industrial applications.

Process Overview

TCP utilizes four distinct steps to convert waste:

1.  Preparation.  Trucks deliver waste into a tank at our facility. The waste is prepared into a slurry by utilizing standard industrial conveyors, screening and grinding equipment. Once the slurry is prepared, it can either be transferred through a piping system into on-site storage tanks for later processing or immediately introduced into the process. This ability to prepare and store incoming waste prior to processing provides flexibility to accommodate high degrees of variability in the delivery times and composition of wastes.

2.  Separation of Organic and Inorganic Waste.  The slurry is heated to a temperature of approximately 300°F and pressurized to 80 pounds per square inch, or PSIG, in the first thermal reactor. This step breaks down organic matter and separates organic and inorganic materials (minerals) contained in the slurry. The large mineral particles are removed at this stage and transferred to finished product separation where they are re-combined with the smaller particles.

3.  Conversion of Organic Waste to Renewable Diesel.  The organic liquid materials and small mineral particles are then piped to another thermal reactor and subjected to higher temperature and pressure (e.g., 480°F and 600 PSIG). In this step, large complex organic molecules are broken down into smaller simpler molecules and hydrolyzed, creating a mixture of renewable diesel, nitrogen-rich water and small mineral particles. The combination of heat, pressure and time employed in this step assures that any pathogens contained in the waste are destroyed. Much of the heat energy applied in this step is recovered as waste heat from the subsequent conversion step, which is a key factor in the high energy efficiency of the process.

4.  Finished Product Separation.  The mixture of renewable diesel, nitrogen-rich water and small mineral particles from the conversion step are separated using conventional separation equipment. First, the small mineral particles that were not removed during the earlier separation step are removed from the liquids by decanting. This phosphate and calcium rich solid mineral is recombined with the larger particles from the earlier separation step and stored for sale as our fertilizer. Next, the renewable diesel and nitrogen-rich water are separated using a centrifuge. The renewable diesel is piped into storage tanks and held for sale. The nitrogen rich water is further concentrated into our liquid fertilizer, which is piped into storage tanks.

As demonstrated by the figure below, TCP is approximately 85% energy efficient.

Energy Balance for
1,000 Ton per Day Animal Plant

Overall Energy Efficiency1 = 85%

(1)	Overall energy efficiency is defined as the energy content of the end products divided by the sum of the energy content of the waste input and energy input.

Our exclusively licensed patents and patent applications are directed to key elements of TCP, which, we believe, differentiate our position in the industry. For example, our patents and pending patent applications describe the handling of mixed feedstocks in multiple process reaction steps, where each of those steps is at different conditions, such as pressure and temperature, with phase separation in between the process steps. Effective management of these complex interactions is a critical element in the efficient conversion of waste into renewable diesel. Additionally, our patents and pending patent applications describe the use of water in the conversion process. A water-intensive conversion environment facilitates the breakdown of chemical bonds while simultaneously suppressing unwanted, inefficient chemical reactions. We believe that water usage is a key component in optimizing the process for converting waste into fuel.

Advantages of Our Technology

We believe TCP has the following competitive advantages:

Proprietary.  We exclusively license six issued U.S. patents, six pending U.S. patent applications and 51 issued foreign patents and pending foreign applications, a subset of which are directed to our proprietary TCP technology as currently implemented, from AB-CWT, a related company. The patents cover the Process for Conversion of Organic, Waste or Low-Value Material into Useful Products, the Thermal Depolymerization Process and Chemical Reforming Apparatus, the Bench Model Reforming System (both as to the method and the product) and the Laboratory Prototype Reforming Flow-Through System (both as to the method and the product).

We also rely upon trade secrets related to facility operating conditions, process chemistry, facility design and research and development experience that we have gained in the ten years we have worked with TCP.

Easily Deployed.  We believe new TCP facilities can be easily deployed due to several attributes of TCP.

•	Conventional Equipment. TCP utilizes conventional chemical processing equipment, established operating techniques and proprietary processes combined in a proprietary configuration. The equipment utilized is easily obtained and constructed and does not require significant up-front costs to develop. TCP does not utilize exotic, rare or expensive chemicals or catalysts.

•	Scalable and Adaptable. TCP can be configured to convert various waste streams and volumes by modifying the sizes and capacities of the equipment (e.g., pipes, pumps, tanks and heat exchangers). Therefore, we can configure our facilities to match the market opportunity and available feedstock and optimize our capital outlays and operating expenses.

•	Facility Size. Our larger facility design requires approximately five acres for a 1,000 ton of animal and food processing waste per day plant, which is a considerably smaller footprint than required for comparable alternative waste processing technologies, such as incineration. Trap and low-value grease facilities require less than two acres due to the minimal solids loading and handling of materials in the process system.

•	Non-Combustion Process. TCP relies on moderate temperature and pressure to convert feedstock into renewable diesel, unlike combustion processes that capture the energy value contained in the waste through incineration or gasification. Therefore, waste processing utilizing our proprietary TCP technology results in significantly fewer emissions of air pollutants, which reduces the costs of both air emission control equipment and regulatory compliance as compared to incineration or other waste processing technologies. Further, our renewable diesel may be stored and transported while the energy created by incineration and gasification must be used as produced, which requires a suitable energy host in near proximity to the source.

•	Relative Permitting Ease. The process for obtaining regulatory and municipal permits is traditionally a significant hurdle in the establishment of new energy-related facilities. In particular, air emission permits often limit the size of the facility and may involve lengthy public hearings and other administrative processes. However, we believe the inherent characteristics of TCP, such as the use of conventional chemical processing equipment, relatively small footprint and minimal air emissions and waste streams, should reduce the length of time required for the permitting process. For example, the Environmental Protection Agency and regulatory agencies in Missouri and Pennsylvania have characterized TCP as a manufacturing process rather than an incineration process. This classification may eliminate the need to comply with solid waste restrictions and meet certain regulatory requirements associated with incineration processes. An additional benefit that allows for an accelerated permitting process is that the only significant effluent produced by TCP using animal and food processing waste is a water stream suitable for discharge into municipal water treatment facilities.

Ability to Convert Wide Variety of Feedstock.  We believe that TCP’s ability to convert a wide variety of feedstock into renewable diesel provides us with a competitive advantage in acquiring the feedstock for our process. For example, we sometimes compete with traditional animal and food processors for feedstock. Renderers convert animal remains and by-products into a protein feed which is then fed back to other animals. Renderers have inherent limitations on what can be processed into their end-products and maintain product value. TCP can process a wide variety of waste streams simultaneously. As a result, we can adjust our sourcing efforts for feedstock as market prices for these feedstock change. We believe this flexibility is a critical advantage as it affords us with an increased ability to manage our costs.

Energy Efficient Process.  TCP achieves high product yield and recovery of the energy contained in the feedstock. Energy requirements are minimal due to the moderate processing temperatures and pressures used, the short amount of time required for the process and the recovery and reuse of waste heat. Our renewable diesel’s net energy balance is over 7.0. This is significantly higher than that of soy-based biodiesel at about 3.67 or corn-based ethanol at about 1.25.

Environmentally Friendly Product.  We believe that TCP and our renewable diesel represent a more environmentally friendly fuel option than a variety of other fuel alternatives. While ethanol and other biofuel production processes typically require large amounts of clean process water, catalysts, chemicals and arable land, which place demands on natural resources, diesel production using TCP requires significantly fewer natural resources. In contrast, the majority of the feedstock used in TCP is considered waste and is traditionally considered to have little or no economic value. Moving away from using food crops for energy by developing and deploying energy solutions that produce renewable diesel and fertilizers from waste streams provide us with marketable advantages over processes that use food crops for energy. In addition, our products are renewable and are considered “carbon-neutral” as they are created from animal and food processing waste and do not result in the release of additional fossil carbon into the environment. Further, wastes that we use are not disposed of in landfills where pathogens and harmful chemicals can leach into the ground water. The temperature and pressure at which TCP operates effectively break down and destroy pathogens in the waste. The New York State Department of Health approved the application of TCP for the treatment of regulated medical waste, and its operating conditions have been shown to eliminate pathogens such as BSE. As a result, the renewable diesel and fertilizers that are generated by TCP can be used safely in a variety of industrial and agricultural applications.

Low Cost of Customer Conversion.  Based on our experience with our customers, conversion of existing heating oil or natural gas infrastructure to handle our renewable diesel can be done with relatively simple modifications. Boilers already configured to burn fuel oils can burn renewable diesel with simple replacement of select components of the fuel delivery system (e.g., pumps, meters and nozzles). Natural gas fired boilers require more extensive modifications and additions, such as the installation of fuel storage tanks and liquid fuel delivery systems. The one-time cost for converting an industrial boiler burning fuel oil or a similar boiler burning natural gas to burn renewable diesel is approximately $50,000 and $100,000, respectively. We estimate that complete conversion can be accomplished in less than 30 days for fuel oil boilers and 60 days for natural gas boilers, with the boiler down-time limited to less than three days.

The Carthage Facility and our Initial Customers

Our first production facility, located in Carthage, Missouri, was commissioned in February 2005. The Carthage facility was constructed and initially owned and operated by RES, a joint venture between us and ConAgra. The facility is adjacent to a ButterBall turkey processing plant. ConAgra subsequently exchanged its 50% interest in RES for shares of our common stock and warrants and sold its ButterBall turkey business to Carolina Turkey, a joint venture of Smithfield Foods Inc. and Maxwell Farms, Inc. The feedstock agreement with ButterBall, which expires in May 2010, requires ButterBall to deliver 100% of the feedstock produced by its facility in Carthage, Missouri, less 40 tons per week. The nameplate capacity of the facility is 250 tons per day, or 78,000 tons per year. The Carthage facility converts approximately 44,000 tons of animal and food processing waste from the ButterBall facility each year and converts other supplemental feedstock, including mortalities from egg laying operations, secondary food processing wastes, trap and low-value greases and other animal and food processing waste, that we acquire opportunistically.

The development, construction and operation of the Carthage facility:

•	demonstrated our ability to scale-up TCP;

•	helped us win and serve our first customers for our renewable diesel and fertilizers;

•	served as a development platform for further refinement of TCP;

•	provided an opportunity to evaluate and improve process design, equipment installation and configuration, construction materials, process controls and other key features of a continuous process facility utilizing TCP;

•	enabled us to hire and train personnel and develop operational expertise;

•	provided an opportunity to evaluate the supplemental agricultural and food processing feedstock available in the Carthage region; and

•	supported our marketing efforts by demonstrating the efficacy and efficiency of TCP to convert animal and food processing waste in a production facility.

We have undergone various validation processes, including clean results from multiple internal boiler inspections by third-party inspectors conducted after considerable boiler run-time. Additionally, AP 42 EPA testing was performed to the satisfaction of the state permitting agency. As a result of these activities, we have secured customers for our renewable diesel. Schreiber has committed to two long-term contracts at two sites in Missouri for two large industrial boilers and accounted for approximately 72.8% and 100.0% of our revenues in 2007 and the six months ended June 30, 2008, respectively. Schreiber’s boilers are expected to consume approximately 1.4 million gallons annually of renewable diesel. In addition, Dyno Nobel Inc. has entered into a two-year agreement with us to purchase approximately two million gallons of renewable diesel. In the second quarter of 2008, we began selling one of our fertilizers to a number of farms in the Carthage area. Fairview Greenhouse, Inc. accounted for approximately 23.6% of our revenues in 2007. Our other fertilizer is currently registered in Kansas, Missouri and Oklahoma as a commercial fertilizer.

During our initial operations at our Carthage facility, we dealt with a number of start-up problems relating to original process design shortcomings, inadequate metallurgical selection and suboptimal equipment design. Further, we incurred costs in connection with diversion and disposal of unprocessed feedstock and waste water. As a result of the process modifications, equipment replacements, operating experience and other changes since commissioning, facility reliability and product quality control have steadily improved. Our new facilities will be redesigned based on the operating experience and knowledge we developed at our Carthage facility. In 2008, the Carthage facility achieved 77% average mechanical availability, which is the percentage of planned operating hours that the facility actually operated. We believe significant improvements in this metric can be realized in the future as a result of improvements to process piping metallurgy.

Competition

We believe we compete primarily in two areas. The first involves securing access to an ongoing supply of feedstock for our TCP facilities. In this regard, we compete with large integrated animal and food processors and independent renderers, such as Baker Commodities, Darling International and Griffin Industries, each of which process inedible wastes from meat and poultry processors into animal feed, consumer food and fats for industrial applications. Some of these companies also process fats and greases from restaurants for recycling.

We believe that the value of our end products, when contrasted against those of traditional renderers, provide us with an inherent advantage when competing for the feedstock used in our process. Renderers’ end products are relatively low-margin commodity products with limited applications. In contrast, we believe that the renewable diesel and fertilizers created via TCP can be sold to a broader array of customers at a higher margin.

We also compete to secure customers for our end products. In selling our renewable diesel, we compete against purveyors of traditional fossil fuels, as well as other alternative energy providers. We believe that there are several aspects of our business that provide us with a competitive advantage over providers of conventional fossil fuels. First, we believe that the sustainable, “green” aspect of our business, when contrasted against traditional fossil fuels and their associated environmental impacts, is appealing to certain customers. Additionally, we believe that we can compete well on cost. For example, we believe that prices for our renewable diesel are not prone to the same risks as traditional fossil fuels. This is a result of our ability to create renewable diesel from more widely available sources. In addition, we plan to sell our renewable diesel to customers within a 100-mile radius of our facilities, thereby incurring relatively lower shipping costs. We also compete with other alternative energy providers, predominantly producers of ethanol and biodiesel. We believe that we compare favorably to both of these products given our significantly higher net energy balance, and we can compete well on cost. We also believe the quality of our fuel is superior to these alternative products. Recently, there have been complaints regarding the alcohol content of ethanol and biodiesel, as alcohol is known to undermine the efficacy of these fuels. Our renewable diesel does not contain any alcohol. Lastly, unlike ethanol and some forms of biodiesel, production of our renewable diesel does not require the use of food crops as feedstock. Therefore, we avoid many of the unintended consequences associated with the production of both ethanol and biodiesel, most notably contributing to rising food prices.

In selling our fertilizers, we compete against purveyors of traditional fertilizers. Many conventional fertilizers are produced by large entities with greater financial and other resources than we do, which can give them a competitive advantage. Similar to our renewable diesel, we plan to sell our fertilizers to customers within a 100-mile radius of our facilities, thereby incurring relatively lower shipping costs.

Intellectual Property Rights

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of both our owned and licensed technologies as well as successfully defending these patents against third-party challenges, which may require the cooperation of our licensor. Our patent policy is to retain and secure patents for inventions and improvements related to our technologies where commercially warranted. Currently, all patents and patent applications are owned by AB-CWT, a related company.

We have an exclusive, worldwide license to the six issued U.S. patents, six additional pending U.S. patent applications and 51 issued foreign patents and pending foreign patent applications, a subset of which are directed to our proprietary TCP technology as currently implemented, from AB-CWT through RRC, our wholly-owned subsidiary. The terms of these patents will expire between November 1, 2011 and September 29, 2026 (the latter date assumes patents issue on pending patent applications). The license grants us the right to make, operate, maintain, market, sublicense, use, sell, offer to sell or lease the licensed TCP technology, and related equipment, TCP process or apparatus, and any modifications of the foregoing, whether patentable or not, and all methods and devices for carrying on the TCP technology into practice. We may also grant sublicenses to business organizations or individuals that will use the TCP process utilizing the licensed technology, subject to certain specified conditions. In addition, provided RRC is in compliance with its obligations under the license agreement, AB-CWT has agreed to grant to RRC, at no additional costs, exclusive licenses under any and all patents received on any modifications of the licensed TCP technology conceived or actually or constructively reduced to practice or otherwise acquired during the term of the license agreement or any extensions, amendments or replacements thereof.

The license is automatically renewable each year and will terminate upon the expiration of the last to expire patents licensed to CWT unless RRC provides written notice to terminate or either party fails to cure a breach, is convicted of an act of fraud or material dishonesty or criminal activity, RRC transfers or assigns its licensed rights without AB-CWT’s prior written consent, RRC fails to pay royalties or in the event of bankruptcy or insolvency by RRC. Upon the completion date of each commercial installation of any apparatus, machinery or device designed to practice the licensed technology (“Licensed Apparatus”) by RRC, RRC agrees to pay an initial one-time license fee in a lump sum amount equal to $2 per day multiplied by the tonnage capacity of each such Licensed Apparatus multiplied by 365 days. RRC also is required to pay minimum monthly royalty fees based on the usage of the Licensed Apparatus in an amount equal to $2 multiplied by each ton of material actually processed monthly by RRC through the Licensed Apparatus. RRC has also agreed to pay other fees as provided in the license agreement. AB-CWT has the right to terminate this exclusive license for our nonpayment of royalties or our breach of agreement, if either of which default remains uncured, or in the event we transfer or assign any of our exclusively licensed rights without the prior written consent from AB-CWT. Upon a change of control of our company, AB-CWT has the right to terminate our exclusive license, which could have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company and might ultimately affect the market price of our common stock.

In July 2002, we, along with AB-CWT, entered into a settlement agreement with Paul T. Baskis, one of the original inventors of the technology underlying TCP, to terminate a civil action. Pursuant to the settlement agreement, we and AB-CWT are jointly and severally liable to pay $10,000 per month until the last to expire of certain patents licensed to us by AB-CWT. We are liable for this payment through October 2012. Further, for a period ending on the expiration of such patents, Mr. Baskis has agreed not to provide services of any kind to anyone relating to TCP. Further, in the event that Mr. Baskis invents or develops any new technology that he believes to be a substitute or replacement for TCP, Mr. Baskis is obligated to notify us prior to disclosing or offering rights in such new invention to any third party and we have a right of first offer to license or otherwise acquire rights to such new invention on fair and reasonable terms to be negotiated in good faith.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information by requiring our employees, consultants, contractors, outside partners and other advisers to execute, as appropriate, nondisclosure and assignment of invention agreements upon commencement of their employment or engagement. We also require confidentiality agreements from third parties that receive our confidential data or materials.

Renewable Diesel Mixture Tax Credit

We benefit from tax credits we receive for being a producer of renewable diesel. Under the Energy Policy Act, producers of renewable diesel currently receive a $1.00 renewable diesel mixture tax credit for each gallon of renewable diesel sold. Renewable diesel is defined in the Energy Policy Act as liquid fuel derived from biomass that meets certain standards of the Environmental Protection Agency and the American Society of Testing and Materials. Our renewable diesel meets this criteria. Because we have no fuel excise tax payable, we receive a direct cash payment from the U.S. Treasury. The renewable diesel mixture tax credit is scheduled to expire on December 31, 2009.

Regulations

We are subject to the rules and regulations promulgated by various federal, state and local governmental agencies. Our Carthage facility and our research and development facility in Philadelphia are subject to rules and regulations set forth by the U.S. Environmental Protection Agency, as well as state and local agencies, which regulate air emissions, odor, storm water, sewer, water and wastewater. Because of the nature of our operations, our Carthage facility and our research and development facility in Philadelphia are exempt from state solid waste permitting requirements. The marketing of our fertilizers is regulated by the State Departments of Agriculture, which control the registration of fertilizer products, licensing of manufacturers, label information, inspections and various other aspects associated with the marketing of fertilizers. One of our fertilizers is currently registered in Kansas, Missouri and Oklahoma as a commercial fertilizer. We are also subject to various labor, health and pension regulations, which, among others, includes the Employee Retirement Income Security Act and regulations governing employee health and safety set forth by the Occupational Safety and Health Administration. The U.S. Department of Transportation, as well as state and local agencies, regulate the operation of our commercial vehicles. In addition, we are subject to regulation by the U.S. Department of the Treasury associated with the tax credits we receive under the Energy Policy Act of 2005, and various rules and regulations promulgated by the U.S. Securities and Exchange Commission.

Research and Development

Our research and development costs for the six months ended June 30, 2008 and years ended 2007, 2006 and 2005 were $0.6 million, $1.2 million, $1.7 and $2.0 million, respectively. Our research and development activities include testing of new waste feedstock, including animal and food processing waste, trap grease, used oils, shredder residue waste, cellulosic feedstock and sewage sludge. In doing so, we research and test composition of matter, chemical pathways, material handling, metallurgy, equipment selection, fuel delivery systems and life cycle assessments for continued refinement of TCP’s application. We also conduct fuel analysis to determine compatibility, water absorption, storage and thermal stability, pour point, viscosity, nitrogen and sulfur content and trace elements that may influence product use.

Employees

As of June 30, 2008, we had 70 full-time employees, including nine engaged in research and development at our Philadelphia facility and 48 at our Carthage facility. None of our employees are represented by any labor union nor are any organized under a collective bargaining agreement. We have never experienced a work stoppage, and believe that our relations with our employees are good.

Facilities and Property

We own our Carthage facility located at 530 N. Main St, Carthage, Missouri, where we lease 2.8 acres of land pursuant to a lease that is set to expire in April 2027. We also lease 79,000 square feet in Philadelphia, Pennsylvania for our research and development facility under a lease that is set to expire in August 2010. Our principal executive offices are located at 460 Hempstead Avenue, West Hempstead, New York 11552, where we lease 5,395 square feet on a month-to-month basis.

Legal Proceedings

On January 11, 2006, the Attorney General of the State of Missouri filed an action against us in the Circuit Court of Jasper County, Missouri seeking preliminary and permanent injunctions and civil penalties for alleged violations of Missouri’s odor standard at our Carthage facility and for alleged violations of our state air permit. We settled this case pursuant to a consent judgment on June 27, 2006. In conjunction with these claims, we resolved an administrative action brought by the Missouri Department of Natural Resources, or MDNR, relating to a cease and desist order associated with the alleged violations of Missouri’s odor standard we received from the MDNR on December 29, 2005, by agreeing to pay a $175,000 fine. We paid $100,000 of the fine and the remaining $75,000 was suspended for two years unless we received additional notices of violation under the Missouri odor standards. The settlement also requires us to pay a $25,000 fine per subsequently charged violation. On November 15, 2006 we received a notice of excess emission that was subsequently upgraded to a notice of violation. On December 11, 2006, we agreed to pay $25,000 for this violation. Since

November 15, 2006, we have not received any notices of violation of the Missouri odor standards, and the two-year suspended penalty period under the settlement agreement has now ended.

On June 5, 2007, a resident of Carthage, Missouri filed a class action petition against us and Donald Sanders, the manager of our Carthage facility, in the Circuit Court of Jasper County, Missouri on behalf of herself and others similarly situated. Plaintiff alleges that the odor associated with our Carthage facility creates a nuisance, and that we are negligent. Plaintiff’s original petition included a claim of negligence per se that was dismissed by the court. Plaintiff seeks compensatory damages, punitive damages, injunctive relief and attorneys’ fees and costs. The dollar amount of damages sought was not specified in the petition. On April 24, 2008, an amended petition was filed redefining the scope of the class area to three kilometers from our Carthage facility and adding an additional class representative. On July 24, 2008, we filed a motion for change of venue and a motion to stay expert discovery and class certification proceedings pending a ruling on the venue motion and also pending an investigation into potential sources of odor in Carthage by the MDNR. On August 8, 2008, the court denied our motions. Discovery on both class and merit issues is ongoing and class certification briefing is currently scheduled to be completed by November 21, 2008. We are defending the lawsuit vigorously. We have notified our insurance carriers of this claim. One insurer has tendered a defense under a reservation of rights. We intend to pursue our claim for coverage.

On January 14, 2008, we received a letter from the MDNR regarding alleged violations of our air permit and a state emission limitation. Our consultants submitted a response to the state on February 27, 2008, and we soon will conduct an MDNR-approved stack testing to seek to demonstrate compliance with our permit and the emission limitation.

On February 7, 2008, Select Insurance Company filed a petition in the U.S. District Court for the Western District of Missouri to seek a declaratory judgment as to whether Select Insurance Company is required to defend and indemnify us and Donald Sanders, the manager of our Carthage facility, in the class action litigation discussed above. We filed a motion to stay the coverage case pending resolution of the underlying class action. The motion has been fully briefed, but the court has not yet issued a ruling.

The MDNR has been investigating and continues to investigate the source of odor in the Carthage Bottoms area. On February 27, 2008, we received a letter from the MDNR asserting that evidence from the first phase of the investigation indicated that our Carthage facility could be a source of odor, and requesting a meeting with us. We met with the MDNR in May. In June of 2008, the MDNR issued a letter to several businesses in the Carthage Bottoms area seeking to convene a meeting of all industrial facilities in the area and stating that the first phase of the investigation did not identify specific sources for the odor or chemical compounds of interest. The group meeting with the MDNR is scheduled for August 25, 2008. We will continue to cooperate with the MDNR in this effort.

In addition to the matters discussed above, from time to time, we are party to litigation and administrative proceedings that arise in the ordinary course of our business. We do not have any other pending litigation that, separately or in the aggregate, would in the opinion of management have a material adverse effect on our results of operations or financial condition.

MANAGEMENT

The following table sets forth the name and age as of August 12, 2008 and position of each person that serves as an executive officer and director of our company.

Name	Age	Position

Brian S. Appel	50	Chief Executive Officer and Chairman of the Board of Directors
Michael J. McLaughlin	57	Chief Financial Officer
James H. Freiss	45	Chief Operating Officer
Dan F. Decker	62	Executive Vice President
Joseph P. Synnott	51	Vice President of Project Development
David C. Carroll	52	Director
Jerome Finkelstein	70	Director
David M. Katz	44	Director
Saul B. Katz	69	Director
Michael D. Lundin	48	Director
Ira B. Silver	50	Director
Michael D. Walter	59	Director
Suzanne Woolsey, PhD	66	Director

Brian S. Appel has been the Chairman of our board of directors and Chief Executive Officer since he founded our company in February 1997. Mr. Appel initiated the TCP research and development facility in Philadelphia, Pennsylvania in 1999. In December 2003, under Mr. Appel’s leadership, our company was named to the Scientific American 50, a list of people or companies recognized for their singular accomplishments contributing to the advancement of technology, in the category of energy. Prior to founding our company, Mr. Appel was the principal of Atlantis International, an international trading company. From 1983 to 1985, he was a principal of Ticket World USA, currently Ticketmaster, where he was responsible for business development. Mr. Appel is a member of the American Council on Renewable Energy, an organization that works to bring all forms of renewable energy into the mainstream of America’s economy and lifestyle. Mr. Appel has authored several papers on TCP. He received his undergraduate degree from Hofstra University.

Michael J. McLaughlin has been our Chief Financial Officer since September 2008. Prior to joining us, Mr. McLaughlin was vice president of finance and chief financial officer for Integrated Resources Holdings, Inc., formerly A.T. Clayton & Co., Inc., a paper distributor, from 1993 to 2008. During his career, Mr. McLaughlin has held executive positions in different industries, including consumer products, manufacturing, distribution and consulting service. He is a certified public accountant and is a member of the bar of the State of New York. He received his undergraduate degree in Accounting from Manhattan College, an MBA in Tax from St. John’s University and a JD from Pace University.

James H. Freiss has been our Chief Operating Officer since July 2008 and was previously our Vice President of Engineering. Prior to joining us in 2001, Mr. Freiss was director of environmental affairs for ContiGroup Companies, Inc., or ContiGroup, a grain trading firm, from 1992 to 2001. At ContiGroup, Mr. Freiss was responsible for environmental management oversight and led research and development programs aimed at sustainable environmental technologies for agriculture. Prior to his tenure with ContiGroup, Mr. Freiss worked as an environmental consultant designing wastewater and water treatment facilities with CABE Associates, Inc., a provider of environmental and civil engineering services. Prior to that, Mr. Freiss worked as a construction and maintenance manager with Perdue Farms, Inc., a food and agricultural company. Mr. Freiss has chaired and participated in many agriculture related industry associations and committees, holds multiple patents involving agricultural waste management and has published numerous papers on wastewater management issues. Mr. Freiss received his undergraduate degree in Agricultural Engineering from Pennsylvania State University and obtained his Professional Engineering license from the State of Delaware.

Dan F. Decker has been our Executive Vice President since August 2008 and was previously our Acting Chief Operating Officer. Prior to joining us in June 2007, Mr. Decker was vice president of technical operations for ContiGroup from 2001 to 2007. Mr. Decker has extensive experience and expertise in both process and general management and has over 25 years experience in operational, production and logistics management of oilseed processing operations in North America, South America, Europe and Australia. In addition, Mr. Decker has a background in the management of commodity related businesses and experience in joint venture development and construction management. Mr. Decker received his undergraduate degree in Accounting and Business Administration from Eastern Illinois University.

Joseph P. Synnott has been our Vice President of Project Development since September 2008. Prior to joining us in September 2008, Mr. Synnott was a director with the North American Energy Team of AllCapital (US) LLC, or AllCapital, an Australian manager of alternative investments, from March 2007 to August 2008. At AllCapital, Mr. Synnott supervised development of green field inter-regional transmission lines and led the acquisition and integration of a portfolio of generating facilities. From November 1995 to July 2006, Mr. Synnott was a senior director at Duke Energy North America LLC where he was responsible for acquisition and divestiture activities as well as a member of various project management committees assisting with the resolution of issues affecting the firm’s development projects. Mr. Synnott has also held positions with Consolidated Energy Company and General Electric Company. He received his undergraduate degree in Electrical Engineering from Polytechnic Institute of New York and an MA in Engineering from Purdue University.

David C. Carroll has been a member of our board of directors since November 2006. Mr. Carroll has been president and chief executive officer of Gas Technology Institute, or GTI, a research, development and training organization serving energy and environmental markets, since August 2006. Mr. Carroll joined GTI in 2001 as vice president of business development and was named acting president in January 2006. Mr. Carroll serves on the board of directors of Versa Power Systems, a developer of solid oxide fuel cells. He received his undergraduate degree from the University of Pittsburgh and an MBA from Lehigh University.

Jerome Finkelstein has been a member of our board of directors since October 2002. Mr. Finkelstein is the President of Max Finkelstein, Inc., a wholesale tire distributor, where he has served in various capacities since 1959 and is currently a member of its board of directors. He received his undergraduate degree from Queens College. Mr. Finkelstein is the father-in-law of Ira B. Silver, who is also a member of our board of directors.

David M. Katz has been a member of our board of directors since 2003. Mr. Katz has been with Sterling Equities, Inc., a family of companies, focused on the creation of wealth and preservation of capital, and has served as its partner since 1987. Mr. Katz has developed commercial and residential properties, overseen condominium conversions and evaluated acquisition opportunities. Mr. Katz serves on the board of directors of Twistage, a white label online video platform, the New York Mets and the School for Language and Communication, a school for children with language and autism disorders. Mr. Katz is also president of the Henry Kaufmann campgrounds, a non-profit organization that provides a day camping experience to children. Mr. Katz received his undergraduate degree from Hofstra University. Mr. Katz is the son of Saul B. Katz, who is also a member of our board of directors.

Saul B. Katz has been a member of our board of directors since 2000. Mr. Katz co-founded Sterling Equities, Inc., a family of companies focused on the creation of wealth and preservation of capital, in 1972 and served as its president and chief operating officer from 1972 to 2008. Mr. Katz is president and a member of the board of directors of the New York Mets and has served as president of the Brooklyn Baseball Company, owner of the Brooklyn Cyclones, since 2001. He is also a member of the board of directors for Sterling Stamos Capital Management L.P., a private investment firm, the Brooklyn College Foundation and the Jewish Association for the Aged, the chair of the Real Estate Committee for the United Jewish Association, and he serves as chairman for the North Shore Long Island Jewish Hospital. Mr. Katz is a certified public accountant and received his undergraduate degree from Brooklyn College. Mr. Katz is the father of David M. Katz, who is also a member of our board of directors.

Michael D. Lundin has been a member of our board of directors since February 2008. Mr. Lundin has been a partner at Resilience Capital, a private equity firm, since June 2008. Prior to his involvement with Resilience Capital, from April 2000 to February 2008, Mr. Lundin served as president, chief executive officer and as a member of the board of directors of the Oglebay Norton Company, or Oglebay, a provider of minerals and aggregates to a broad range of markets. Oglebay filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy code in February 2004, and upon a successful plan of reorganization, was acquired by Charmeuse Lime & Stone in February 2008. Mr. Lundin is a member of the board of directors of Rand Logistics, Inc., a service shipping company, and Avtron, Inc., a designer and manufacturer of electrical control and test equipment. He received his undergraduate degree from the University of Wisconsin and an MBA from Loyola Marymount University.

Ira B. Silver has been a member of our board of directors since October 1998. Mr. Silver has been a vice president of Max Finkelstein, Inc., a wholesale tire distributor, since July 1990, serves as its chief operating officer and is a member of its board of directors. From January 1980 to June 1990, Mr. Silver served as a partner at Fischer, Silver and Martorella, a certified public accounting firm. He received his undergraduate degree from Hofstra University and is a certified public accountant. Mr. Silver is the son-in-law of Jerome Finkelstein, who is also a member of our board of directors.

Michael D. Walter has been a member of our board of directors since 2003. Mr. Walter is the chief executive officer of Mike Walter & Associates, a risk management consulting firm providing strategic guidance in general business and economic trends. He also serves as president of the Commodity Markets Council where he focuses on global market and risk management issues. Mr. Walter spent 18 years in senior leadership positions at ConAgra and 12 years in commodity management at General Mills, both branded foods companies. At ConAgra, he led their international processing expansion. He also directed ConAgra’s worldwide commodity positions and capitalized on related opportunities including the company’s practices and systems related to the trading and procurement of agricultural and non-agricultural commodities. Mr. Walter is a member of the board of directors of Agro Tech Foods, an India-based company engaged in the business of marketing food and food ingredients, Ag Processors Alliance, a holding company, and serves as chairman of the board of directors of European Oat Millers, a speciality cereal ingredient manufacturer based in the United Kingdom. Mr. Walter also served for 17 years as a director of the Chicago Board of Trade on both its audit and compensation committees. He received his undergraduate degree from Eastern Illinois University.

Suzanne Woolsey, PhD has been a member of our board of directors since July 2008. Dr. Woolsey has served as managing general partner of Van Kampen Fund, a mutual fund, since 2003. From 2001 to 2003, Dr. Woolsey served as chief communications officer of the National Academy of Sciences/National Research Council, an independent, federally chartered policy institution, and from 1993 to 2001, she served as their chief operating officer. Dr. Woolsey is a member of the board of directors of Fluor Corporation, an engineering, procurement and construction organization, and serves on their audit and governance committees. Dr. Woolsey also serves on the board of directors of Intelligent Medical Devices, Inc., which provides symptom-based diagnostic tools for physicians and clinical labs, the Institute for Defense Analyses, a federally funded research and development center, the German Marshall Fund of the United States, a nonpartisan American public policy and grant making institution, Van Kampen Investments, a mutual fund, and the Rocky Mountain Institute, an organization dedicated to the efficient restorative use of resources. Dr. Woolsey serves as trustee of the California Institute of Technology and Colorado College. Dr. Woolsey received her undergraduate degree from Stanford University and MA and PhD degrees from Harvard University.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our bylaws will provide that our board of directors will consist of between           and           directors. Upon the consummation of this offering, the board will be composed of           directors.

Our executive officers and key employees serve at the discretion of our board of directors.

Director Independence

Our board of directors has affirmatively determined that          ,          ,           and           are independent directors under the applicable rules of the and as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. In accordance with           rules, a majority of our directors will be independent within one year from the effective date of our registration statement for this offering.

Board Committees

After this offering, our board of directors will have four standing committees: an executive committee, audit committee, a nominating and corporate governance committee and a compensation committee.

Executive Committee.  The primary purpose of the executive committee is to exercise powers of the board of directors when the board of directors is not in session, or when it is impractical to assemble the entire board of directors. All matters discussed at meetings of the executive committee are reported to the full board of directors by the chairman of the executive committee.

Our executive committee currently consists of Messrs. David M. Katz, Michael D. Lundin, Ira B. Silver and Michael D. Walter. Upon the consummation of this offering, our executive committee will consist of          , and          .           will serve as chairman of the executive committee.

Audit Committee.  The primary purpose of the audit committee is to assist the board’s oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	our independent auditors’ qualifications and independence; and

•	the performance of our independent auditors and our internal audit function.

The audit committee will also prepare the report required to be prepared by the committee pursuant to Securities and Exchange Commission rules.

Our audit committee currently consists of Messrs. Ira B. Silver and Michael D. Walter and Dr. Suzanne Woolsey. Upon the consummation of this offering, our audit committee will consist of           ,          and           .          will serve as chairman of the audit committee and also qualifies as an independent “audit committee financial expert” as such term has been defined by the Securities and Exchange Commission in Item 401(h)(2) of Regulation S-K. In accordance with the rules of the NASDAQ Global Market or NYSE Arca and relevant federal securities laws and regulations, each member of our audit committee is independent within the meaning of such rules.

Nominating and Corporate Governance Committee.  We do not presently have a nominating and corporate governance committee, but we expect to establish one at the time of the completion of this offering. The primary purpose of the nominating and corporate governance committee will be to:

•	identify and recommend to the board individuals qualified to serve as directors of our company and on committees of the board;

•	advise the board with respect to the board composition, members and committees; and

•	develop and recommend to the board a set of corporate governance principles and guidelines applicable to us.

          ,           and           will serve on the nominating and corporate governance committee upon the consummation of this offering.           will serve as the chairman of the executive and corporate governance committee.           are independent within the meaning of the rules of the NASDAQ Global Market or NYSE Arca and the relevant federal securities laws and regulations.

Compensation Committee.  The primary purpose of our compensation committee is to oversee our compensation and employee benefit plans and practices and produce reports on executive compensation as required by the Securities and Exchange Commission rules.

Our compensation committee currently consists of Messrs. Brian S. Appel, Saul B. Katz, Ira B. Silver and Michael D. Walter. Upon the consummation of this offering, our executive committee will consist of          ,          and           .          will serve as chairman of the executive committee.          ,          and          will serve on the compensation committee after this offering.          will serve as the chairman of the compensation committee.           are independent within the meaning of the rules of the NASDAQ Global Market or NYSE Arca and the relevant federal securities laws and regulations.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Code of Ethics

Upon completion of this offering, we will adopt a written code of ethics applicable to our directors, officers and employees in accordance with the rules of NASDAQ Global Market or NYSE Arca and the Securities and Exchange Commission. Our code of ethics will be designed to deter wrongdoing and to promote:

•	honest ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Securities and Exchange Commission and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

The audit committee of our board of directors will review our code of ethics periodically and may propose or adopt additions or amendments as it determines are required or appropriate. Our code of ethics will be posted on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Current Compensation Policies

Prior to the consummation of this offering, all compensation decisions relating to our executive officers were determined by management and our compensation committee. Generally, the salary of Mr. Appel and the other executive officers are proposed by management and our compensation committee as part of the budget process.

Compensation for Executive Officers During 2007

During 2007, Mr. Appel was paid a salary that was determined by an annual review by our compensation committee. Mr. Appel was paid a bonus for 2007. Mr. Appel’s salary was initially determined by our compensation committee based upon a number of subjective factors, including, our performance during the year, the ability to attract and retain operating and financial professionals and executives, improving the operating performance of our Carthage facility, developing potential sites and transactions for the establishment of additional facilities and the time and effort dedicated by Mr. Appel to the management and administration of our day-to-day business affairs. In addition, Mr. Appel received equity awards as set forth in the Summary Compensation Table below. Mr. Appel recused himself from all decisions regarding his compensation. We believe these awards continue to align Mr. Appel’s interests as an employee with those as an owner.

We accepted the resignation of Steve A. Carlson, our former Chief Financial Officer, and Brad Aldrich, our former Chief Operating Officer, in December 2007 and June 2007 , respectively. During 2007 , Mr. Carlson and Mr. Adrich received salaries and equity awards as set forth in the Summary Compensation Table below. The salaries and equity incentive awards to Mr. Aldrich and Mr. Carlson were determined as a result of negotiations among the executive officers and our compensation committee. Their compensation was determined based on subjective factors, such as their respective backgrounds and experience, our desire to attract and retain experienced operating and financial executives and their roles in our day-to-day operations. Each of Messrs. Carlson and Aldrich was party to an employment agreement that provided severance including base salary and medical and dental benefits upon involuntary termination and option vesting acceleration in the event of involuntary termination or change of control. Each of their employment was voluntarily terminated in 2007, so neither received these benefits.

During 2007, Mr. Freiss was paid a salary and a bonus that was determined by an annual review by our compensation committee. Mr. Freiss’ salary was determined by our compensation committee based upon a number of factors, including our performance during the year, the ability to attract and retain operating and financial professionals and executives whose knowledge, skills and performance are critical to our success, aligning the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases, foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company and the time and effort dedicated by Mr. Freiss to the management and administration of our day-to-day business affairs. In addition, Mr. Friess received equity awards as set forth in the Summary Compensation Table below.

Expected Compensation Policies

The following discussion relates to our anticipated policies and practices relating to officer compensation following this offering.

As soon as practicable after the consummation of this offering, the compensation committee of the board of directors will be responsible for implementing and administering all aspects of our benefits and compensation plans and programs. All of the members of our compensation committee will be independent directors. While we expect the compensation committee to follow these policies, it is possible that the compensation committee may develop a compensation philosophy different than that discussed here.

The primary objectives of the compensation committee with respect to executive compensation will be to attract, retain and motivate the best possible executive talent. The focus is to tie short and long-term cash and equity incentives to achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with the creation of stockholder value. To achieve these objectives, the compensation committee will implement compensation plans that tie a substantial portion of executives’ overall compensation to our commercial and operational performance and the implementation of our expansion plans.

Management will develop our compensation plans by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in comparable or similar industries, with similar organizational structures. We believe that this will provide us with appropriate compensation benchmarks, because these companies tend to compete with us for executives and other employees. For benchmarking executive compensation, we plan to review the compensation data we have collected from the complete group of companies, as well as a subset of the data from those companies that have a similar number of employees as our company. We may also engage experienced consultants and other advisors to help us analyze these data and to compare our compensation programs with the practices of the companies represented in the compensation data we review.

Based on management’s analyses and recommendations, the compensation committee will develop a pay-for-performance compensation philosophy, with the intention of bringing base salaries and total executive compensation in line with companies with similar characteristics in the compensation data we review.

We anticipate using the following factors to determine each component of an executive’s initial compensation package:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

•	the demand for individuals with the individual’s specific expertise and experience at the time of hire;

•	performance goals and other expectations for the position;

•	comparison to other executives within our company having similar levels of expertise and experience; and

•	uniqueness of industry skills.

The compensation committee will also implement an annual performance management program, under which annual performance goals are determined and set forth in writing each year for the company as a whole and each individual employee in a position to influence our ability to achieve our goals. Annual corporate goals will be proposed by management as part of our budget process and approved by the board of directors at the end of each year for the following year. These corporate goals will target the achievement of specific operational and business goals. Individual goals will focus on contributions that facilitate the achievement of the corporate goals and will be set each year.

Individual goals will be proposed by each employee and approved by his or her direct supervisor and the direct supervisor’s manager, if applicable. The Chief Executive Officer and the compensation committee will approve the goals proposed by our other executive officers, while the Chief Executive Officer’s goals will be approved by the compensation committee. Annual salary increases, annual bonuses, and annual stock option awards granted to our employees will be tied to the achievement of these corporate and individual performance goals.

We intend to perform interim assessments of the goals and our operating performance every year to determine individual and corporate progress against the previously established goals and to make any adjustments to the goals for the remainder of the year based on changing circumstances.

During the first quarter, we intend to evaluate individual and corporate performance against the written goals for the recently completed year. Consistent with our compensation philosophy, each employee’s evaluation will begin with a written self-assessment, which is submitted to the employee’s supervisor. The supervisor will then prepare a written evaluation based on the employee’s self-assessment, the supervisor’s own evaluation of the employee’s performance, and input from others within the company. This process will lead to a recommendation for annual employee salary increases, annual stock option awards, and bonuses, if any, which will then be reviewed and approved by the compensation committee. Our executive officers, other than the Chief Executive Officer, will submit their self-assessments to the Chief Executive Officer, who performs the individual evaluations and submits recommendations to the compensation committee for salary increases, bonuses, and stock option awards. In the case of the Chief Executive Officer, his individual performance evaluation will be conducted by the compensation committee, which will determine his compensation changes and awards. For all employees, including our executive officers, annual base salary increases, annual stock option awards and annual bonuses, to the extent granted, will be implemented during the first calendar quarter of the year.

Compensation Components

The components of our compensation package are as follows:

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities and their prior relevant background, training and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for such executives at the time of hire. As with total executive compensation, we believe that executive base salaries should generally be in the range of salaries for executives in similar positions and with similar responsibilities in the companies of similar size to us represented in the compensation data we review. An executive’s base salary is also evaluated together with other components of the executive’s other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

Base salaries are reviewed annually as part of our performance management program and increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate goals were achieved. If necessary, we also realign base salaries with market levels for the same positions in the companies of similar size to us represented in the compensation data we review, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities.

Annual Bonus

Our compensation program includes eligibility for an annual performance-based cash bonus in the case of all executives and certain senior, non-executive employees. The amount of the cash bonus depends on the level of achievement of the stated corporate and individual performance goals, with a target bonus generally set as a percentage of base salary. Currently, all executives, other than our Chief Executive Officer, and certain senior non-executive employees are eligible for annual performance-based cash bonuses in amounts targeted at 50% of their base salaries for our executive officers and 10%-30% of their base salaries for other executives, as set forth in their employment offer letters. In its discretion, the compensation committee may, however, award bonus payments to our executives above or below the amounts specified in their respective offer letters. We anticipate that the bonuses for our executive officers will be included in the employment agreements to be entered into in connection with this offering.

We expect that the compensation committee will implement an expanded cash bonus program in connection with the completion of this offering. In addition, we anticipate that our executives’ cash bonus awards for 2008 will be established in the second or third quarter of 2009 and will be based on performance metrics to be determined by our board or the compensation committee.

Long-Term Incentive Program

We believe that long-term performance is achieved through equity ownership through long-term participation by our executive officers in equity-based awards. In addition, because we have limited cash resources, compensating executives with equity provides us the opportunity to attract and retain executives and align their interests with ours while allowing us to utilize our limited cash for other expenses and the development and growth of our company. Our equity compensation plans allow for the grant to executive officers of stock options, restricted stock, and other equity-based awards. We typically make an initial equity award of stock options to new employees and annual equity grants as part of our overall compensation program. Option grants are currently approved by the compensation committee and our board and after this offering will be approved by the compensation committee. Annual grants of options to all of our employees will also be approved by our compensation committee. After this offering, we expect that all equity awards to our executive officers will be approved by the compensation committee or our board of directors.

Stock option awards.  In October 2002, we adopted our 2002 Stock Plan. Under the plan, executives who join us are awarded stock option grants. The plan authorized the issuance of an aggregate of 150,000 shares of common stock pursuant to awards or upon the exercise of options or other rights. The plan is administered by our board of directors, or at its election, a committee appointed by the board of directors. These grants have an exercise price equal to the fair market value of our common stock on the grant date and a vesting schedule of generally zero to four years. Options may be granted for a term not to exceed ten years from the date of grant and are subject to exercisability provisions as determined by the board of directors in its sole discretion. In certain instances, a portion of the grant may vest at the time of grant. The amount of the stock option award is determined based on the executive’s position with us and analysis of the competitive practices of the companies similar in size to us represented in the compensation data that we review. The stock option awards are calculated to have a total face value (calculated by multiplying the number of shares subject to the option by the exercise price thereof) equal to a percentage of the executive’s base salary, and are intended to provide the executive with incentive to build value in the organization over an extended period of time. The amount of the stock option award is also reviewed in light of the executive’s base salary and other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy. Typically, we grant our executives stock option awards with a total face value ranging from one to four times the executive’s base salary. We may grant options that are tied to specific performance metrics negotiated with our executives.

Restricted stock awards.  We may make grants of restricted stock to executive officers and certain high ranking non-executive employees to provide additional long-term incentive to build stockholder value. Restricted stock awards are made in anticipation of contributions that will create value in the company and are subject to a lapsing repurchase right by the company over a period of time. Because the shares have a defined value at the time the restricted stock grants are made, restricted stock grants are often perceived as having more immediate value than stock options, which have a less calculable value when granted. However, we generally grant fewer shares of restricted stock than the number of stock options we would grant for a similar purpose. We may withhold from each holder the number of shares of common stock necessary in order to satisfy our statutory minimum tax withholding obligations with respect to the vesting of these awards. We may grant restricted stock that is tied to specific performance metrics negotiated with our executives.

Annual stock option awards.  Our practice is to make annual stock option awards as part of our overall performance management program. The compensation committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. Also, such awards allow us to compensate management without utilizing our limited cash. We intend that the annual aggregate value of these awards will be set near competitive median levels for companies represented in the compensation data we review. As is the case when the amounts of base salary and initial equity awards are determined, a review of all components of the executive’s compensation is conducted when determining annual equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives. A pool of options is reserved for executives and non-officers based on setting a target grant level for each employee category, with the higher ranked employees being eligible for a higher target grant.

Other Compensation

We maintain broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, dental insurance, and a 401(k) plan. In particular circumstances, we may utilize cash signing bonuses when certain executives and senior non-executives join us. Such cash signing bonuses are typically repayable in full to the company if the employee recipient voluntarily terminates employment with us prior to the first anniversary of the date of hire. Whether a signing bonus is paid and the amount thereof is determined on a case-by-case basis under the specific hiring circumstances. For example, we will consider paying signing bonuses to compensate for amounts forfeited by an executive upon terminating prior employment, to assist with relocation expenses, and/or to create additional incentive for an executive to join our company in a position where there is high market demand.

Severance.  Upon termination of employment, most executive officers will be entitled to receive severance payments under their anticipated employment agreements. In determining whether to approve and set the terms of such severance arrangements, the compensation committee recognizes that executives, especially highly ranked executives, often face challenges securing new employment following termination. We expect severance for involuntary termination of executive officers, other than our Chief Executive Officer, will be one year of base salary and bonus. We anticipate that our Chief Executive Officer’s employment agreement will provide severance of two years of base salary and bonus if his employment is terminated without cause. Two former executive officers were entitled to severance upon involuntary termination, which included a continuation of base salary and medical and dental benefits pursuant to employment agreements. Each of their employment was voluntarily terminated in 2007, so neither received severance.

Acceleration of vesting of equity-based awards.  In the event of a change of control or involuntary termination, most executives’ stock options will be accelerated. We intend to provide for acceleration of vesting of equity awards if an executive officer is terminated without cause or upon a change of control. Two former executive officers were entitled to an acceleration of vesting of equity awards upon involuntary termination or a change of control. Each of their employment was voluntarily terminated in 2007, so these provisions were inapplicable.

Summary Compensation Table

The following table sets forth compensation information for the year ended December 31, 2007 for our Chief Executive Officer, our Chief Financial Officer and each of our other two most highly compensated executive officers as of the end of the last fiscal year.

				Long-Term Compensation
		Annual Compensation		Stock	Option	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation		Total
Position	Year	($)	($)	($)	($)(1)	($)		($)

Brian S. Appel, Chairman and Chief Executive Officer	2007	193,311	103,800	0	14,032	88,524	(4)	399,667
Steven A. Carlson, our former Chief Financial Officer(2)	2007	217,885	100,000	0	98,520	0		416,405
Brad Aldrich, our former Chief Operating Officer(3)	2007	105,538	0	0	0	0		405,538
James H. Freiss, Chief Operating Officer	2007	208,623	45,000	0	55,871	0		309,494

(1)	The amounts in this column reflect the amounts we recorded under SFAS No. 123(R) as stock-based compensation in our financial statements for 2007 in connection with options we granted in 2007 and in prior years, adjusted to disregard the effects of any estimate of forfeitures related to service-based vesting but assuming, instead, that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described under the caption “Stock-Based Compensation” in Note 1 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Mr. Carlson resigned in December 2007.

(3)	Mr. Aldrich resigned in June 2007.

(4)	The amount shown reflects amounts paid by us in rent and auto expenses to a company that is 100% owned by Brian S. Appel.

Grants of Plan-Based Awards

The following table lists grants of plan-based awards made to our named executive officers in 2007.

		All Other
		Option	Exercise
		Awards:	or Base
		Number of	Price of	Grant Date
		Securities	Option	Fair Value
	Grant	Underlying	Awards	of Option
Name	Date	Options (#)	($/Sh)(1)	Awards ($)

Brian S. Appel	—	0	—	—
Steven A. Carlson	—	0	—	—
Brad Aldrich	—	0	—	—
James H. Freiss	1/2/2007	500	80	40,000
	4/2/2007	3,000	80	240,000

(1)	The exercise price was equal to the fair market value of our common stock. The fair market value of our common stock was determined by our board of directors based on the last arm’s length equity transaction price in September 2006 of $80.00 per share, which the board determined based on the status of our operations and business development, and remained the fair market value of our common stock at the time of the grant.

Outstanding Equity Awards at December 31, 2007

		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
		Options (#)	Options (#)	Exercise	Expiration
Name	Grant Date	Exercisable	Unexercisable	Price ($)	Date

Brian S. Appel(1)	12/15/2004	500	0	88.76	12/15/2014
	10/20/2006	117	233	80.00	10/20/2016
	12/15/2003	500	0	30.00	12/15/2008

Steven A. Carlson(2)	09/12/2006	0	10,000	80.00	09/12/2016

Brad Aldrich		0	0	—	—

James H. Freiss(3)	12/31/2002	150	0	25.00	12/31/2012
	12/15/2004	500	0	30.00	12/15/2014
	12/15/2003	500	0	80.69	12/15/2013
	10/20/2006	117	233	80.00	10/20/2016
	01/02/2007	0	500	80.00	01/02/2017
	04/02/2007	0	3,000	80.00	04/02/2017

(1)	One third of Mr. Appel’s option awards vests on each anniversary of the option grant date for three years.

(2)	2,500 shares of Mr. Carlson’s option award of 10,000 shares vested on the one-year anniversary of the option grant date. However, Mr. Carlson’s rights to purchase the 2,500 vested shares lapsed on September 1, 2008. The remaining 7,500 shares of his option award was forfeited upon his resignation in December 2007.

(3)	100 shares of Mr. Freiss’ option award of 150 shares expiring on December 31, 2012 vested on December 31, 2002, and the remaining 50 shares vested on December 31, 2003. One third of Mr. Freiss’ remaining option awards vests on each anniversary of the option grant date for three years.

Option Exercises and Stock Vested

	Option Awards
	Number of
	Shares	Value
	Acquired on	Realized
	Exercise	on Exercise
Name	(#)	($)(1)

Brian S. Appel	500	18,340
Steven A. Carlson	0	0
Brad Aldrich	0	0
James H. Freiss	0	0

(1)	The amount of value realized on exercise reflects the value of the shares acquired on the exercise date less the aggregate exercise price of $18.33 per share of the option exercised. The value of the shares is based on $55.01 per share, reflecting the fair value of a share of our common stock on the exercise date as determined by our compensation committee.

Employment Agreements

We entered into an employment agreement with Mr. Joseph P. Synnott, our Vice President of Project Development, on August 13, 2008. Pursuant to the employment agreement, Mr. Synnott’s base salary is $10,000 per month for the first three months and $12,000 per month thereafter. Mr. Synnott is eligible to receive an annual performance bonus of up to 62.5% of his annual salary based on certain performance guidelines. The employment agreement also granted Mr. Synnott, on the date of completion of this offering but no later than the 270th day following the date of the employment agreement, an option to purchase 3,000 shares of our common stock at a purchase price equal to the fair market value on the date of grant, as determined by our board of directors. The stock options vest, in equal annual installments over a period of four years from the date of the employment agreement. Mr. Synnott’s employment agreement does not contain any termination or change-in-control provisions. We currently do not have employment agreements with Mr. Brian S. Appel, Mr. Michael J. McLaughlin and Mr. James H. Freiss and we intend to enter into new employment agreements with them in connection with this offering.

2007 Director Compensation

For the year ended December 31, 2007, we did not pay our directors any cash fees or equity compensation or reimburse them in connection with expenses incurred by them. We have paid our directors equity compensation in 2008.

On August 11, 2008, our directors were awarded the following fully vested option awards, expiring on August 11, 2018, at an exercise price of $71.25 per share:

Name	Option Awards

David C. Carroll	500
Jerome Finkelstein	1,500
David M. Katz	1,250
Saul B. Katz	2,000
Michael D. Lundin	1,000
Ira B. Silver	2,500
Michael D. Walter	1,150
Suzanne Woolsey, PhD	1,000

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws to be in place after this offering will provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. After this offering, we intend to have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

In addition, our amended and restated certificate of incorporation after this offering will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. As of the date of this prospectus, there would have been           shares of common stock outstanding held by           holders of record, and after giving effect to this offering and a           for one stock split of our common stock, there would have been           shares of common stock outstanding. The table also includes the number of shares underlying options and warrants that will be exercisable within 60 days of the date of this offering.

Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is c/o Changing World Technologies, Inc., 460 Hempstead Avenue, West Hempstead, New York 11552.

	Shares Beneficially		Shares Beneficially
	Owned Immediately		Owned Immediately
	Prior to this Offering		After this Offering
				Percentage if	Percentage if
				Over-Allotment	Over-Allotment
				Option Exercised	Option Not
Name of Beneficial Owner	Number	Percentage	Number	in Full	Exercised

5% Stockholders:
AB-CWT, LLC
Apex Capital, LLC
ConAgra Foods, Inc.
Finkelstein related parties
Gas Technology Institute
GSFS Investments 1 Corp
Sterling related parties
Stonehill Capital related parties

	Shares Beneficially		Shares Beneficially
	Owned Immediately		Owned Immediately
	Prior to this Offering		After this Offering
				Percentage if	Percentage if
				Over-Allotment	Over-Allotment
				Option Exercised	Option Not
Name of Beneficial Owner	Number	Percentage	Number	in Full	Exercised

Named Executive Officers and Directors:
Brian S. Appel
Michael J. McLaughlin
James H. Freiss
Dan F. Decker
Joseph P. Synnott
David C. Carroll
Jerome Finkelstein
David M. Katz
Saul B. Katz
Michael D. Lundin
Ira B. Silver
Michael D. Walter
Suzanne Woolsey, PhD
All board of director members and named executive officers as a group (13 persons)

*	Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Related Party Transactions

During the periods ended June 30, 2008 and December 31, 2007, we paid rent and auto expenses totaling approximately $44,000 and $89,000, respectively, to a company that is 100% owned by Brian S. Appel, our Chairman and Chief Executive Officer. Rent is for our corporate headquarters in West Hempstead, New York and is due on a month-to-month basis.

During the six months ended June 30, 2008 and the period ended December 31, 2007, we paid approximately $48,000 and $129,000, respectively, to AB-CWT in license fees pursuant to our exclusive license agreement with AB-CWT for the use of TCP. AB-CWT is a Delaware limited liability company whose members include Brian S. Appel, our Chief Executive Officer and director, Jerome Finkelstein, one of our directors, an entity controlled by Sterling Equities, one of our principal stockholders, and a trust held by the husband of Suzanne Woolsey, one or our directors. Mr. Appel holds approximately 39.7%, Sterling Acquisitions LLC, an entity controlled by Sterling Equities, holds approximately 32.9%, Mr. Finkelstein holds approximately 7.1% and the R. James Woolsey Trust holds approximately 3.9% of AB-CWT’s membership interests. For further discussion of the license agreement, see “Business — Intellectual Property Rights.”

During the year ended December 31, 2007, we received grants from Society for Energy and Environmental Research, or SEER, a not-for-profit corporation funded by the Department of Energy, in the amount of approximately $400,000. Further, we provided administrative and bookkeeping services in the amount of $30,000 to SEER which assisted us in obtaining several government grants. Although we provided administrative and bookkeeping services to SEER in the past, these services were not provided in exchange for SEER’s assistance in obtaining government grants. One of the directors of SEER is the husband of Suzanne Woolsey, one of our directors, and another director of SEER is the son of Jerome Finkelstein, one of our directors.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions where the amount exceeds $120,000 in a calendar year. Our audit committee will review all relationships and related person transactions in which we and (i) our directors, director nominees, executive officers or their immediate family members or (ii) any 5% beneficial owner of our common stock participate to determine whether such persons have a direct or indirect material interest. Our audit committee will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As set forth in the related party policy, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the availability of other sources of comparable products or services;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•	the importance of the transaction to us.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation will be amended and restated prior to the consummation of this offering. The following description of the material terms of our capital stock contained in the amended and restated certificate of incorporation is only a summary. You should read it together with our amended restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur immediately prior to the closing of this offering.

General

Upon the completion of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of          , 2008, after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock in connection with this offering and assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, there would have been           shares of common stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

As of December 31, 2007, there were 143 holders of 3,562,300 shares of our common stock.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

Options

As of June 30, 2008, we had outstanding options to purchase an aggregate of        shares of our common stock at a weighted average exercise price of $      per share.

Warrants

As of June 30, 2008, we had six outstanding warrants to purchase an aggregate of        shares of our common stock at an exercise price of $      per share. One warrant expires on July 21, 2010 while the other five expire on July 23, 2012.

Anti-Takeover Provisions

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be in effect after this offering could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Section 203 of Delaware Law

Upon consummation of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” including general mergers or consolidations or acquisitions of additional shares of the corporation, for a three-year period following the time that such stockholder became an interested stockholder.

A “business combination” for these purposes generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. We also anticipate that Section 203 may discourage takeover attempts that might offer stockholders a premium over the market price for shares of common stock held.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Voting Agreement

We have entered into an amended and restated voting agreement with various stockholders, including AB-CWT, ConAgra, CWT Ventures Group II LLC, Eizel 33, LLC, GSFS Investments I Corp, Zachary I. Silver 1999 Trust, Emily J. Silver 1999 Trust, Lila R. Silver 1999 Trust, Malcolm Finkelstein 1999 Trust, Benjamin Finkelstein 1999 Trust, Caroline Finkelstein 1999 Trust, Jacob Entel 1999 Trust, Alexa M. Entel 1999 Trust and Med Partners. The voting agreement limits the number of directors on our board of directors to nine members and permits GSFS Investments I Corp. and ConAgra to each designate one member of the board of directors. These directors may maintain their position as a director on our board of directors as long as our company remains a private company. The voting agreement will terminate upon completion of this offering.

Removal of Directors and Director Vacancies

Under our amended and restated certificate of incorporation, a director may be removed from office for cause by the affirmative vote of a majority of the voting power of our then outstanding capital stock or without cause by an affirmative vote of     % of the voting power of our then outstanding capital stock. In addition, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

Action by Written Consent

Our amended and restated certificate of incorporation will provide that stockholder action may only be taken at an annual or special meeting of the stockholders and cannot be taken by written consent in lieu of a meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.

Limitations on Liability and Indemnification of Officers and Directors

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation will include provisions that indemnify, to the fullest extent allowable under the Delaware General Corporation Law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the Delaware General Corporation Law. We will also be expressly authorized to carry directors’ and officers’ insurance to protect our company, our directors, officers and certain employees from some liabilities.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Organizational Documents

The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires greater percentages. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the affirmative vote of holders of at least     % of our capital stock issued and outstanding and entitled to vote (in accordance with our restated certificate of incorporation) will be required to amend or repeal our bylaws.

Registration Rights

For a description of the registration rights that will be held by certain of our stockholders following this offering, see “Shares Eligible for Future Sale — Registration Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is

Listing

We intend to apply to have our common stock listed on the NASDAQ Global Market or NYSE Arca under the symbol “     .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. No predictions can be made as to the effect, if any, that market sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity or equity-related securities at a time and price we deem appropriate.

Sales of Restricted Securities

After giving effect to this offering, we will have           shares of common stock outstanding, assuming no exercise of the underwriter’s over-allotment option. Of the shares of our common stock, the            shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriter’s over-allotment option, will be freely tradeable without restrictions, except for any such shares that may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to volume limitations and other restrictions of Rule 144 described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Substantially all of these shares will be subject to the lock-up agreements described below.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract (such as our equity incentive plans) may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares (or longer if they are subject to the lock-up agreements described in “Plan of Distribution”).

Additional Registration Statement

Shortly after the effectiveness of this offering, we intend to file a registration statement on Form S-8 to register an aggregate of          shares of our common stock underlying outstanding stock options or common stock reserved for issuance under our 2002 Stock Plan. This registration statement will become effective upon filing, and shares covered by it, to the extent issued, currently are eligible for sale in the public market unless subject to the lock-up agreements described in “Plan of Distribution.”

Registration Rights

Certain of our existing stockholders who will hold shares of our common stock after the completion of this offering are entitled to piggyback registration rights with respect to the registration of registrable shares of our common stock under the Securities Act pursuant to a securities purchase agreement, dated as of October 24, 2002, as amended, a securities exchange agreement, dated July 21, 2005 and a stock purchase agreement, dated as of September 30, 2005.

Lock-Up Agreements

Notwithstanding the foregoing, our executive officers, directors and existing stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of      shares of our common stock for a period of 180 days and      shares of our common stock for a period of 360 days after the date of this prospectus pursuant to agreements with WR Hambrecht + Co. This lock-up period may be extended in certain circumstances. Additionally, the underwriter may release all or a portion of the shares subject to lock-up agreements at any time prior to the end of the specified lock-up period. See “Plan of Distribution.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a “non-U.S. Holder” is any person or entity that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (2) otherwise has validly elected to be treated as a U.S. domestic trust.

This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who acquire common stock in this offering and hold such common stock as capital assets within the meaning of the U.S. Internal Revenue Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

Dividends

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” If dividends are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied to and reduces, but not below zero, a non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of the common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty, and the entity may need to provide an Internal Revenue Service Form W-8IMY.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (in which case you will be taxed in the same manner as a U.S. person, and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case you will be subject to a 30% tax on the gain); or

•	we are or become a U.S. real property holding corporation (USRPHC). We believe that we are not currently, and are likely not to become, a USRPHC. If we were to become a

USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided that, at that time:

•	the common stock is “regularly traded on an established securities market”; and

•	you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.

Federal Estate Tax

If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

PLAN OF DISTRIBUTION

In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC and us, the underwriter has agreed to purchase from us that number of shares of common stock set forth opposite the underwriter named below at the public offering price less the underwriting discount described on the cover page of this prospectus.

Number of
Underwritten
Name of Underwriter	Shares

WR Hambrecht + Co, LLC

Total:

The underwriting agreement provides that the obligations of the underwriter are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and our counsel. Subject to those conditions, the underwriter is committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

Commissions and Discounts

The underwriter proposes to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $      per share. The underwriter may allow, and dealers may re-allow, a concession not to exceed $      per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriter is left with shares for which successful bidders have failed to pay, the underwriter may sell those shares at a different price and with different selling terms.

The following table shows the per share and total underwriting discount to be paid to the underwriter by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriter, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise

Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the costs of this offering, exclusive of the underwriting discount, will be approximately $      million. An electronic prospectus is available on the website maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering.

The OpenIPO Auction Process

The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions “Determination of Public Offering Price” and “Allocation of Shares” below, the public offering price and the allocation of shares are determined by an auction conducted by the underwriter and other factors as described below. All qualified individual and institutional investors that have an account with the underwriter or a participating dealer may place bids in an OpenIPO auction. Requirements for valid bids are discussed below in the section titled “Requirements for Valid Bids.”

The following describes how the underwriter and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriter and participating dealers will solicit bids from prospective investors through individual meetings, the Internet, by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the price range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares. Bidders may submit multiple bids in the auction.

The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the Securities and Exchange Commission becomes effective. A bid received by an underwriter or a dealer involves no obligation or commitment of any kind prior to the notice of acceptance being sent, which will occur after effectiveness of the registration statement and closing of the auction. Bids can be modified at any time prior to the closing of the auction.

Potential investors may contact the underwriter or dealer through which they submitted their bid to discuss general auction trends or to consult on bidding strategy. The current clearing price is at all times kept confidential and will not be disclosed during the OpenIPO auction to any bidder; however, the underwriter or participating dealers may discuss general auction trends with potential investors. General auction trends may include a general description of the bidding trends or the anticipated timing of the offering. In all cases, any oral information provided with respect to general auction trends by any underwriter or dealer is subject to change. Any general auction trend information that is provided orally by an underwriter or participating dealer is necessarily accurate only as of the time of inquiry and may change significantly prior to the auction closing. Therefore, bidders should not assume that any particular bid will receive an allocation of shares in the auction based on any auction trend information provided to them orally by any underwriter or participating dealer.

Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by email, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriter and participating dealers be made by specific means of communication, including email, telephone and facsimile. The underwriter and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement

After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriter or a dealer will be contacted by email, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the notice of acceptance of their bid is sent.

Reconfirmation of Bids

The underwriter will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	there is a material change in the prospectus that requires that we or the underwriter convey the material change to bidders in the offering and file an amended registration statement.

If a reconfirmation of bids is required, the underwriter will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriter or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids from the time the notice requesting reconfirmation is sent. Bidders will have the ability to modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriter will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriter may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range or Offering Size Before the Auction is Closed

Based on the auction demand, we and the underwriter may elect to change the price range or the number of shares being sold in the offering either before or after the Securities and Exchange Commission declares the registration statement effective. If we and the underwriter elect to change the price range or the offering size after effectiveness of the registration statement, the underwriter will keep the auction open for at least one hour after notifying bidders of the new auction terms. If the change in price range or offering size is not otherwise material to this offering, we and the underwriter or participating dealers will:

•	provide notice on the WR Hambrecht + Co OpenIPO website of the revised price range or number of shares to be sold in this offering, as the case may be;

•	if appropriate, issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

•	send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.

In these situations, the underwriter could accept an investor’s bid after the Securities and Exchange Commission declares the registration statement effective without requiring a bidder to reconfirm. The underwriter may also decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, unconfirmed bids will be invalid.

In the event that the changes to the price range or the offering size constitute material changes, alone or in the aggregate, to the previously provided disclosure, we will reconfirm all bids that have been submitted in the auction after notifying bidders of the new auction terms. In the event that there is a material change to the price range or the offering size after effectiveness of the registration statement, we will file a post-effective amendment to the registration statement containing the new auction terms prior to accepting any offers.

Changes in the Price Range or Offering Size After the Auction is Closed and Pricing Outside the Price Range

If we determine after the auction is closed that the initial public offering price will be above or below the stated price range in the auction but that it will not result in any material change to the previously provided disclosure, the underwriter may accept all successful bids without reconfirmation. Similarly, if after effectiveness of the registration statement and the auction is closed the number of shares sold in the offering is increased or decreased in a manner that is not otherwise material to this offering, the underwriter may accept all successful bids without reconfirmation. In this situation the underwriter and participating dealers will communicate the final price and size of the offering in the notice of acceptance that is sent to successful bidders.

If we determine, after the auction is closed, that the initial public offering price will be outside of the price range or we elect to change the size of the offering, and the public offering price and/or change in the offering size, alone or in the aggregate, constitute material changes to the previously provided disclosure, then we may convey the final price and offering size to all bidders in the auction, file a post-effective amendment to the registration statement with the final price and offering size, reconfirm all bids and accept offers after the post-effective amendment has been declared effective by the Securities and Exchange Commission. In the alternative, we may re-open the auction pursuant to the following procedures:

•	WR Hambrecht + Co will provide notice on the WR Hambrecht + Co OpenIPO website that the auction has re-opened with a revised price range or offering size, as the case may be;

•	we and the underwriter and participating dealers will issue a press release announcing the new auction terms;

•	the underwriter and participating dealers will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that the auction has re-opened with a revised price range or offering size, as the case may be;

•	the underwriter and participating dealers will reconfirm all bids in the auction; and

•	we will file a post-effective amendment to the registration statement containing the new auction terms and have the post-effective amendment declared effective prior to the acceptance of any offers.

Closing of the Auction and Pricing

The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on The NASDAQ Global Market or NYSE Arca on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the Securities and Exchange Commission within 15 days after the registration statement is initially declared effective, we will be required to file with the

Securities and Exchange Commission and have declared effective a posteffective amendment to the registration statement before the auction may be closed and before any bids may be accepted.

Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the notice of acceptance is sent by notifying the underwriter or participating dealer through which they submitted their bid. The auction website will not permit modification or cancellation of bids after the auction closes. Therefore, if a potential investor that bid through the Internet wishes to cancel a bid after the auction closes the investor may have to contact WR Hambrecht + Co (or the participating dealer through which the investor submitted the bid) by telephone, facsimile or email (or as specified by the underwriter or participating dealer through which the bidder submitted the bid).

Following the closing of the auction, the underwriter determines the highest price at which all of the shares offered, including shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “Determination of Initial Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

You will have the ability to withdraw your bid at any time until the notice of acceptance is sent. The underwriter will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriter will not cancel or reject a valid bid after the notices of acceptance have been sent.

Once the auction closes and a clearing price is set as described below, the underwriter or a participating dealer accepts the bids that are at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “Allocation of Shares” below.

Determination of Initial Public Offering Price

The public offering price for this offering is ultimately determined by negotiation between the underwriter and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriter and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.

The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriter’s over-allotment option, to the extent that the underwriter over-allots shares in the offering, are used to calculate the clearing price whether or not the option is actually exercised. If the underwriter over-allots shares in excess of the number of shares subject to the over-allotment option, the shares in excess of the over-allotment option will not be used to calculate the clearing price. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in this offering.

Depending on the outcome of negotiations between the underwriter and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriter’s assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. We and the underwriter may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, we and the underwriter may elect to lower the public offering price to include certain institutional or retail bidders in this offering. We and the underwriter may also lower the public offering price to create a more stable post-offering trading price for our shares.

The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if we and the underwriter are not able to reach agreement on the public offering price, then the underwriter and we will either postpone or cancel this offering. Alternatively, we may file with the Securities and Exchange Commission a post-effective amendment to the registration statement in order to conduct a new auction.

The following simplified example illustrates how the public offering price is determined through the auction process:

Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriter, on behalf of Company X, receives five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriter.

If the public offering price is the same as the $8.00 per share clearing price, the underwriter would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, the underwriter would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

As described in “Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

	Initial Public Offering of Company X
					Auction Results
	Bid Information				Approximate
		Cumulative			Allocation
	Shares	Shares	Bid	Shares	Requested	Clearing	Amount
	Requested	Requested	Price	Allocated	Shares	Price	Raised

		1000	$10.00	700	75.0%	$8.00	$5,600
Clearing Price	100	1100	$9.00	100	75.0%	$8.00	$800
	900	2000	$8.00	700	75.0%	$8.00	$5,600
	400	2400	$7.00	0	0.0%	—	—
	800	3200	$6.00	0	0.0%	—	—

Total				1500			$12,000

Allocation of Shares

Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	Any bid with a price below the public offering price is allocated no shares.

•	The pro rata percentage is determined by dividing the number of shares offered (including any over allotted shares) by the total number of shares bid at or above the public offering price. In this example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro rata percentage is 75%.

•	All of the successful bids are then multiplied by the pro rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•	The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•	Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares than Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

	Initial Public Offering of Company X
		Pro Rata
		Allocation		Allocation
	Initial	(75% of	Initial	of Stub	Final
	Bid	Initial Bid)	Rounding	Shares	Allocation

Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

To participate in an OpenIPO offering, all bidders must have an account with WR Hambrecht + Co or participating dealers. Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriter or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Bidders will be required to have sufficient funds in their account to pay for the shares they are allocated in the auction at settlement, which is generally on the third business day following the pricing of the offering. The underwriter reserves the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriter has rejected or reduced bids when the underwriter, in its sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s investment intent or means to fund its bid. In the absence of other information, the underwriter or participating dealers may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriter and issuers in prior OpenIPO auction offerings have also rejected or reduced bids that they deemed, in their sole discretion, to be potentially manipulative, disruptive, adverse to the issuer’s best interest or because the bidder had a history of securities law violations or alleged securities law violations. Suitability, eligibility and account opening and funding requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by an underwriter or a participating dealer while another bidder’s identical bid is accepted.

The Closing of the Auction and Allocation of Shares

The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriter on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The          shares offered by this prospectus, or           shares if the underwriter’s over-allotment option is exercised in full, will be purchased from us by the underwriter and sold through the underwriter and participating dealers to investors who have submitted valid bids at or higher than the public offering price.

The underwriter or a participating dealer will notify successful bidders by sending a notice of acceptance by email, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders will be notified that their bids have not been accepted.

Each participating dealer has agreed with the underwriter to sell the shares it purchases from the underwriter in accordance with the auction process described above, unless the underwriter otherwise consents. The underwriter does not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriter reserves the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriter or participating dealers based on eligibility or creditworthiness criteria. Once the underwriter has closed the auction and accepted a bid, the allocation of shares sold in this offering will be made according to the process described in “Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriter or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

Over-Allotment Option

We have granted the underwriter the right to purchase up to          additional shares at the public offering price set forth on the front page of this prospectus less the underwriting discount within 30 days after the date of this prospectus, in each case solely to cover any over-allotments. To the extent that the underwriter exercises this option, it will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriter. The underwriter may exercise the option only to cover over-allotments made in connection with the sale of shares offered.

Lock-Up Agreements

We have agreed not to, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 360 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than the shares of common stock or options to acquire common stock issued under our equity incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 360-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (2) prior to the expiration of the 360-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 360-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The principal holders of our outstanding common stock prior to this offering, and each of our directors and executive officers, have agreed not to directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of           shares and           shares of common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire common stock, without the prior written consent of WR Hambrecht + Co, for a period of 180 days and for a period of 360 days, respectively, after the effective date of this prospectus, other than (a) transfers of any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock either during his or her lifetime or on death (i) by gift, will or intestacy or (ii) to a family member or to a partnership or trust, the partners or beneficiaries of which are exclusively the persons bound by the foregoing terms and/or a family member or a foundation created by such individual, (b) if the person bound by the foregoing terms is a partnership, limited liability company, trust, corporation or similar entity, it may (i) transfer the beneficial ownership interest of such partnership, limited liability company, trust, corporation or similar entity amongst the other beneficial owners of such entity and (ii) distribute any such shares or securities to its partners, stockholders, members or affiliates; provided, however, that in each such case, prior to any such transfer, each transferee shall execute an agreement, reasonably satisfactory to WR Hambrecht + Co, pursuant to which each transferee shall agree to receive and hold such shares of common stock, or securities convertible into or exchangeable or exercisable for common stock, subject to foregoing terms, and there shall be no further transfer except in accordance with the foregoing terms and provided further that any such transfer shall not involve a disposition for value and (c) shares of our common stock in an issuer directed share program established in connection with the offering. Notwithstanding the foregoing, if (1) during the last 17 days of the 180 or 360-day, as applicable, period after the date of this prospectus, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180 or 360-day, as applicable, period after the date of this prospectus, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180 or 360-day, as applicable, period after the date of this prospectus, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

There are no specific criteria that WR Hambrecht + Co requires for an early release of shares subject to lock-up agreements. The release of any lock-up will be on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for release, including financial hardship, market conditions and the trading price of the common stock. WR Hambrecht + Co has no present intention or understanding, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180 or 360-day period, as applicable.

Short Sales, Stabilizing Transactions and Penalty Bids

In connection with this offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriter would be made at the public offering price. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in this offering. The underwriter may close out any covered short position by either exercising the option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriter’s over-allotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. To the extent that the underwriter engages in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of this offering.

The underwriter may also impose a penalty bid. This occurs when a particular dealer or underwriter repays to the underwriter a portion of the underwriting discount or selling concession received by it because the underwriter has repurchased shares sold by or for the account of the dealer or underwriter in stabilizing or short covering transactions.

These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriter may discontinue them at any time. These transactions may be effected on The NASDAQ Global Market or NYSE Arca, in the over-the-counter market or otherwise. WR Hambrecht + Co currently intends to act as a market maker for the common stock following this offering. It is not obligated to do so, however, and may discontinue any market making at any time.

Indemnity

The underwriting agreement provides that we and the underwriter have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, and contribute to payments that each other may be required to make relating to these liabilities.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York will pass upon the validity of the common stock offered hereby on behalf of us. Goodwin Procter LLP, Boston, Massachusetts will pass upon legal matters relating to this offering for the underwriter. Certain attorneys of Weil, Gotshal & Manges LLP and Goodwin Procter LLP beneficially own approximately 1.0% and 0.7%, respectively, in us.

EXPERTS

The consolidated financial statements of Changing World Technologies, Inc. and subsidiaries at December 31, 2007, 2006 and 2005, and for each of the three years in the period ended December 31, 2007, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Renewable Environmental Solutions, LLC at July 31, 2005 and for the seven months ended July 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On October 5, 2006, our board of directors, selected Ernst & Young LLP as our independent auditors, and we and Martorella & Grasso, LLP mutually agreed that Martorella & Grasso, LLP would no longer act as our auditors. In connection with the audits of our consolidated financial statements for the years ended December 31, 2005 and 2004 and in the interim period through October 5, 2006, there were no disagreements with Martorella & Grasso, LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which if not resolved to the satisfaction of Martorella & Grasso, LLP would have caused Martorella & Grasso, LLP to make reference to the matter in their report. Further during the same periods, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

In addition, Martorella & Grasso LLP’s report on the financial statements for either of the past two years contained no adverse opinions or a disclaimers of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

Ernst & Young LLP has reported on the financial statements for the years ended December 31, 2007, 2006, 2005 and 2004 included in this prospectus. Prior to October 5, 2006, we did not consult Ernst & Young LLP on any accounting or financial matters.

We requested Martorella & Grasso, LLP to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of August 11, 2008, which states that it agrees with these statements, is filed as exhibit 16.1 to the registration statement of which this prospectus forms a part.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, under the Securities Act, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities at the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information that is filed electronically with the Securities and Exchange Commission. The website can be accessed at www.sec.gov.

After effectiveness of the registration statement, which includes this prospectus, we will be required to comply with the informational requirements of the Securities Exchange Act, and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the Securities and Exchange Commission. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the Securities and Exchange Commission referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CHANGING WORLD TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Changing World Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Changing World Technologies, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Changing World Technologies, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters also are described in Note 1. The December 31, 2007 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payment. Also, as discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

Ernst & Young LLP
Melville, New York

August 11, 2008, except for Note 20, as to which the date is October 2, 2008

Changing World Technologies, Inc.

Consolidated Balance Sheets

	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$14,349,272	$6,291,036
Accounts receivable	61,827	34,847
Renewable diesel mixture tax credit receivable	60,250	415,490
Inventories	432,449	252,480
Prepaid expenses	224,508	242,709

Total current assets	15,128,306	7,236,562
Property, plant and equipment, net	26,625,823	26,549,128
Restricted cash	156,000	156,000
Related party receivables	—	109,623
Other assets	86,284	493,891

Total assets	$41,996,413	$34,545,204

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,670,939	$2,299,186
Accrued expenses	531,847	817,629

Total current liabilities	2,202,786	3,116,815
Long-term liabilities	1,594,662	1,709,500
Stockholders’ equity
Subscription receivable	—	(4,006,644)
Preferred stock, $0.01 par value: authorized 445,081 shares; 195,081 shares issued and outstanding as of December 31, 2007, 2006 and 2005, respectively, with a liquidation preference of $7,444,485 as of December 31, 2007	1,951	1,951
Common stock, $0.01 par value; 7,500,000 shares authorized as of December 31, 2007, 4,500,000 shares authorized as of December 31, 2006 and 2005; 3,562,331, 3,016,004, and 2,421,804 shares issued and outstanding as of December 31, 2007, 2006 and 2005, respectively	35,623	30,160
Additional paid-in capital	137,203,866	112,830,581
Accumulated deficit	(99,042,475)	(79,137,159)

Total stockholders’ equity	38,198,965	29,718,889

Total liabilities and stockholders’ equity	$41,996,413	$34,545,204

See notes to consolidated financial statements.

Changing World Technologies, Inc.

Consolidated Statements of Operations

	Year Ended December 31
	2007	2006	2005

Revenues	$589,225	$261,078	$133,064

Cost of goods sold:
Cost of goods sold, excluding lower of cost or market adjustment	589,225	261,078	133,064
Lower of cost or market adjustment	15,356,625	16,198,015	5,943,669

Total cost of goods sold	15,945,850	16,459,093	6,076,733

Gross margin/(loss)	(15,356,625)	(16,198,015)	(5,943,669)
Operating expenses:
Selling, general and administrative	5,317,815	5,866,074	3,388,739
Research and development	1,182,450	1,691,774	2,002,440
Impairment of long-lived assets	—	157,345	1,342
Impairment of goodwill	—	—	13,672,350

Operating loss	(21,856,890)	(23,913,208)	(25,008,540)
Other income:
Renewable diesel mixture tax credit	910,983	1,777,077	—
Other income	476,988	185,725	282,112
Interest income	563,603	191,525	175,922

Loss before income taxes and equity in net loss of joint venture	(19,905,316)	(21,758,881)	(24,550,506)
Equity in net loss of joint venture	—	—	(7,196,101)

Loss before income taxes	(19,905,316)	(21,758,881)	(31,746,607)
Provision for income taxes	—	—	—

Net loss	$(19,905,316)	$(21,758,881)	$(31,746,607)

Earnings per share:
Basic	$(5.91)	$(8.45)	$(15.97)
Diluted	$(5.91)	$(8.45)	$(15.97)
Weighted Average Shares Outstanding:
Basic	3,370,770	2,574,108	1,987,360
Diluted	3,370,770	2,574,108	1,987,360

See notes to consolidated financial statements.

Changing World Technologies, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income
Years Ended December 31, 2007, 2006 and 2005

	Subscription	Preferred Stock		Common Stock		Additional	Accumulated
	Receivable	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total

Balance, December 31, 2004	$—	195,081	$1,951	1,592,715	$15,927	$41,306,604	$(25,631,671)	$15,692,811
Issuance of 409,651 shares of common stock	—	—	—	409,651	4,097	22,802,684	—	22,806,781
Issuance of 419,438 shares of common stock for acquisition of 50% share of RES	—	—	—	419,438	4,194	22,389,601	—	22,393,795
Issuance of warrant	—	—	—	—	—	3,859,021	—	3,859,021
Stock-based compensation	—	—	—	—	—	476,974	—	476,974
Net loss	—	—	—	—	—	—	(31,746,607)	(31,746,607)

Balance, December 31, 2005	—	195,081	1,951	2,421,804	24,218	90,834,884	(57,378,278)	33,482,775
Issuance of 28,100 shares of common stock	—	—	—	28,100	281	2,020,051	—	2,020,332
Subscription receivable	(4,006,644)	—	—	20,000	200	4,006,444	—	—
Net proceeds from 2006 private placement of 546,100 shares	—	—	—	546,100	5,461	15,107,317	—	15,112,778
Stock-based compensation	—	—	—	—	—	861,885	—	861,885
Net loss	—	—	—	—	—	—	(21,758,881)	(21,758,881)

Balance, December 31, 2006	(4,006,644)	195,081	1,951	3,016,004	30,160	112,830,581	(79,137,159)	29,718,889
Subscription received	4,006,644	—	—	180,213	1,802	(4,189)	—	4,004,257
Net proceeds from issuance of 350,877 shares of common stock and issuance of 198,083 warrants	—	—	—	350,877	3,509	23,196,491	—	23,200,000
Conversion of convertible notes and issuance of 8,319 warrants	—	—	—	14,737	147	1,049,853	—	1,050,000
Stock-based compensation	—	—	—	—	—	121,970	—	121,970
Exercise of stock options	—	—	—	500	5	9,160	—	9,165
Net loss	—	—	—	—	—	—	(19,905,316)	(19,905,316)

Balance December 31, 2007	$—	195,081	$1,951	3,562,331	$35,623	$137,203,866	$(99,042,475)	$38,198,965

See notes to consolidated financial statements.

Changing World Technologies, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net loss	$(19,905,316)	$(21,758,881)	$(31,746,607)

Adjustments to reconcile net loss to net cash used in operating activities:
Equity in net loss of joint venture	—	—	7,196,101
Stock-based compensation	121,970	861,885	476,974
Depreciation and amortization	2,243,741	2,052,635	773,733
Impairment of long-lived assets	—	157,345	1,342
Impairment of goodwill	—	—	13,672,350
Write-off of other assets	424,607	—	—
Changes in current assets and liabilities, net of effects of acquisitions:
Accounts and tax credit receivable	328,260	(385,558)	(38,154)
Inventories	(179,969)	75,202	(88,784)
Prepaid expenses	18,201	28,321	(28,006)
Related party receivables	109,623	(30,295)	88,518
Other assets	(17,000)	(71,250)	(255,530)
Accounts payable	(628,247)	591,808	497,136
Accrued expenses	(285,782)	527,035	(522,541)
Long-term liabilities	(114,838)	27,394	(85,229)

Total adjustments to net loss	2,020,566	3,834,522	21,687,910

Net cash used in operating activities	(17,884,750)	(17,924,359)	(10,058,697)

Cash flows from investing activities:
Investment in joint venture	—	—	(6,198,224)
Purchases of property, plant and equipment	(2,320,436)	(3,100,433)	(2,045,589)

Net cash used in investing activities	(2,320,436)	(3,100,433)	(8,243,813)

Cash flows from financing activities:
Net proceeds from issuance of convertible debt	1,050,000	—	—
Subscription received	4,004,257	—	—
Proceeds from exercise of stock options	9,165	—	—
Net proceeds from issuance of common stock and warrants	23,200,000	17,133,110	24,964,217

Net cash provided by financing activities	28,263,422	17,133,110	24,964,217

Net increase (decrease) in cash and cash equivalents	8,058,236	(3,891,682)	6,661,707
Cash and cash equivalents at beginning of year	6,291,036	10,182,718	3,521,011

Cash and cash equivalents at end of year	$14,349,272	$6,291,036	$10,182,718

Supplementary disclosure of noncash activity
See Note 8 regarding Renewable Environmental Solutions, LLC acquisition

See notes to consolidated financial statements.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements
December 31, 2007

1.	Organization and Summary of Significant Accounting Policies

Changing World Technologies, Inc. (the “Company” or “CWT”) was incorporated in August 1997, as a holding company for the purpose of providing funding and management expertise to its wholly-owned subsidiaries that are responsible for bringing specific emerging technologies to the marketplace. The Company currently is headquartered in West Hempstead, New York.

Resource Recovery Corporation (“RRC”) is a wholly-owned subsidiary of the Company that was formed for the purpose of marketing a technology known as Thermal Conversion Process (“TCP”). TCP can convert a broad range of organic wastes, including animal and food processing waste, trap and low-value greases, mixed plastics, rubber and foam, into renewable diesel and fertilizers. TCP emulates the earth’s natural geological and geothermal processes that transform organic material into fuels through the application of water, heat and pressure in various stages. TCP is not dependent on enzymes or bacteria, and the actual combined reaction times are less than two hours for the key process steps. RRC is the exclusive, worldwide licensee under various U.S. and foreign patents and pending applications of AB-CWT, LLC (“AB-CWT”), a related party, a subset of which are directed to our propietary TCP technology as currently implemented.

In December 2000, RRC entered into a license agreement with ConAgra Foods Inc. (“ConAgra”) which formalized the development of TCP for the animal and food processing waste segment. ConAgra committed to utilize TCP to process the animal and food processing waste products at ConAgra’s facilities worldwide. A license fee of $2.3 million was paid to RRC under the agreement for the worldwide license. Simultaneously, CWT entered into an exclusive joint venture arrangement to form Renewable Environmental Solutions, LLC. (“RES”) with ConAgra Poultry Company (“CPC”) as equal partners, to commercialize the use of TCP under the license agreement with RRC, for processing animal and food processing waste globally. In July 2003, CPC assigned its ownership interest in RES to ConAgra Foods Refrigerated Foods Co., Inc. (“CRF”) in conjunction with the sale of CPC to Pilgrim’s Pride Corporation. In July 2005, CRF’s 50% interest in RES, plus cash in the amount of $2.0 million was exchanged for 419,438 shares of our common stock and a warrant to purchase 140,352 shares of our common stock. As a result of this exchange, RES became a wholly-owned subsidiary and the licensing agreement was terminated.

RES operates an approximate 250 ton-per-day facility, located in Carthage, Missouri, that converts animal and food processing waste into renewable diesel and fertilizers. The principal feedstock is supplied by Butterball, LLC under a contract which expires in May 2010. The Company intends to expand its use of TCP through the development and construction of additional TCP facilities.

The Company has prepared its consolidated financial statements under the assumption that it is a going concern. The Company has devoted substantially all of its cash resources to the operation of its facility in Carthage, Missouri, research and development, and general and administrative expenses. As a result, the Company has incurred an accumulated deficit of approximately $99.04 million, $79.14 million and $57.38 million as of December 31, 2007, 2006 and 2005, respectively, and expects to incur continuing net operating losses. The Company’s ongoing losses raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

The Company has financed its operations through proceeds from the sales of common and preferred equity securities, issuance of convertible debt, revenue and renewable diesel mixture tax credit from the sale of renewable diesel. Based upon the projected spending levels for the Company, the Company will require additional funding for 2008. As a result, the Company intends to monitor its liquidity position and to continue to actively pursue fund-raising possibilities through the sale of its equity securities. If the Company is unsuccessful in its efforts to raise additional funds through the sale of its equity securities, the incurrence of debt, contractual arrangement or operations, it may be required to significantly reduce or curtail its research and development activities and other operations.

The Company will require, over the long-term, substantial new funding to pursue new facility construction, research and development and sales and marketing of its renewable diesel and, beginning in the second quarter of 2008, the sale of fertilizers. The amount of the Company’s future capital requirements will depend on numerous factors, including the progress of its research and development programs, the cost and timing of new facility construction, the success of its efforts to commercialize its renewable diesel and fertilizers, the costs associated with protecting patents and other proprietary rights, the development of marketing and sales capabilities and the availability of third-party funding. There can be no assurance that such funding will be available at all or on terms acceptable to the Company.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and include the accounts of Changing World Technologies, Inc. and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

The Company used the equity method of accounting for its fifty percent (50%) investment in RES, a Delaware limited liability company, through July 31, 2005. As of August 1, 2005, the ownership interest in RES was increased to one hundred percent (100%). In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority-Owned Subsidiaries,” the Company has consolidated RES, its wholly-owned subsidiary, effective August 1, 2005.

Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with maturities of three months or less and consist primarily of money market funds, commercial paper, and time deposits.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. The Company evaluates its inventories to determine excess or slow moving products based on

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

quantities on hand, current orders and expected future demand. Inventory items of which the Company has an excess supply or which are of lower quality, are stated at the net amount that the Company expects to realize from the sale of such products. The difference between our carrying cost and the net amount we expect to realize from the sale of our inventory, which is determined based on the lower of production cost or the market value of the renewable diesel held in inventory, is charged to cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization is provided on a straight-line basis over the following estimated useful lives:

Buildings and improvements	22 years
Tools and pumps	5 years
Machinery, including pollution control equipment, lab equipment and instruments	10-12 years
Tanks and piping	12-20 years
Furniture, fixtures and office equipment	5-10 years
Computer hardware and software	3-5 years
Leasehold improvements	2-22 years
Transportation	10 years

Leasehold improvements are amortized over the shorter of the term of the related lease or the life of the improvement. Repairs and maintenance are expensed as incurred. Spare parts are expensed as purchased.

Goodwill

At December 31, 2005, the Company reviewed the goodwill resulting from the acquisition of RES and determined that the value was fully impaired. The Company followed the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and performed their annual goodwill impairment test on the first day of the fourth quarter. The goodwill of RES was determined to be impaired as the carrying amount of RES exceeded its estimated fair value. The fair value was determined using a discounted cash flows method.

Research and Development

Research and development costs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company accounts for its investments in long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 requires a company to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets. An impairment loss for the difference between a long-lived assets carrying value and its fair value is recognized when the carrying value of the long-lived asset exceeds its undiscounted

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

future cash flows and its fair value. The Company has recorded impairment losses of $0, $157,345 and $1,342 during the years ended December 31, 2007, 2006 and 2005, respectively.

Fair Value of Financial Instruments

The book value of the Company’s financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, approximate fair value because of their short-term maturities.

Concentration of Credit Risk

The Company invests excess cash in short-term money market instruments and commercial paper through several high quality financial institutions. The balance in these accounts at December 31, 2007, 2006 and 2005 was $5,112,510, $1,023,033 and $4,701,872, respectively. Other cash balances are deposited with local banking institutions and are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution.

In fiscal year ended December 31, 2007, the Company had sales to two different customers which accounted for approximately 73% and 24% of sales, of which one of the customers represented 88% of total accounts receivable as of December 31, 2007.

In fiscal year ended December 31, 2006, the Company had sales to three different customers which accounted for 53%, 37% and 10% of sales, of which one of the customers represented 60% of total accounts receivable as of December 31, 2006.

In fiscal year ended December 31, 2005, the Company had sales to three different customers which accounted for 51%, 36% and 11% of sales.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. However, the Company cannot predict with certainty the interpretations or positions that tax authorities may take regarding specific tax returns filed by the Company and, even if the Company believes its tax positions are correct, may determine to make settlement payments in order to avoid the costs of disputing particular positions taken. No reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

The Company is no longer subject to federal, state and local income tax examinations for tax years before 2004. The Company has elected to reflect interest and penalties related to uncertain tax positions as part of the income tax provision in the accompanying consolidated statements of operations.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”) and related interpretations, which superseded the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. SFAS 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. SFAS 123R was adopted using the modified prospective method, which requires the Company to recognize compensation expense on a prospective basis. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new stock-based awards, expense attributable to the remaining service period of awards that had been granted in prior periods is also recognized.

With the adoption of SFAS 123R, the Company is required to record the fair value of stock-based compensation awards as an expense. In order to determine the fair value of stock options on the date of grant, the Company utilizes the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions, typically based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates. The Company uses an expected stock-price volatility assumption which is primarily based on the average implied volatility of the stock of a group of comparable alternative energy companies, whose stocks are publicly traded.

The weighted average assumptions used for stock-based compensation awards for each of the years presented are as follows:

	2007	2006	2005

Volatility	65%	65%	63.7%
Weighted-average estimated life	10 years	10 years	10 years
Weighted-average risk-free interest rate	4.7%	4.6%- 4.7%	4.1%-4.8%
Dividend yield	—	—	—

In November 2005, the Financial Accounting Standards Board (“the FASB”) issued FASB Staff Position (“FSP”) FSP SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“SFAS 123R”) to provide an alternate transition method for the implementation of SFAS No. 123R. Because some entities do not have, and may not be able to re-create, information about the net excess tax benefits that would have qualified as such had those entities adopted SFAS No. 123R for recognition purposes, this FSP provides an elective alternative transition method. The method comprises (a) a computational component that establishes a beginning balance of the additional paid-in capital pool (“APIC pool”) related to employee compensation and (b) a simplified method to determine the subsequent impact on the APIC pool of employee awards

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

that are fully vested and outstanding upon the adoption of SFAS No. 123R. The Company has elected to utilize the shortcut method in accordance with SFAS 123R.

Prior to January 1, 2006, the Company accounted for employee stock option plans under the intrinsic value method in accordance with APB 25. Under APB 25, generally no compensation expense is recorded when terms of the award are fixed and the exercise price of employee and director stock options equals or exceeds the fair value of the underlying stock on the date of the grant.

As a result of adopting SFAS 123R, the Company’s net loss for the years ended December 31, 2007 and 2006 was approximately $122,000 and $277,000, respectively, higher than if the Company had continued to account for stock-based compensation under APB 25. SFAS 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows. For the years ended December 31, 2007 and 2006, no excess tax benefits were recognized.

The following table sets forth the amount of expense related to stock-based payment arrangements included in specific line items in the accompanying consolidated statement of operations for the years ended:

	December 31
	2007	2006	2005

Cost of goods sold	$12,978	$34,192	$—
Selling, general and administrative	90,560	821,484	435,798
Research and development	18,432	6,209	41,176

Total	$121,970	$861,885	$476,974

As of December 31, 2007, there was $208,330 of total unrecognized compensation cost related to nonvested, stock-based compensation granted under the Company’s stock option and restricted stock plans, which will be recognized using the fair value method over a weighted average remaining life of approximately 1.5 years.

During the year ended December 31, 2005, the Company followed the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income. While SFAS 148 did not amend SFAS 123 to require companies to account for employee stock options using the fair value method, as SFAS 123R did, the disclosure provisions of SFAS 148 are applicable to all companies using the stock-based employee compensation method of SFAS 123 or the intrinsic value method of APB 25.

Pro forma information regarding net income (loss) applicable to common stockholders is required under SFAS 123, as if the Company has accounted for its stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS 123:

For the year ended
December 31,
2005

Reported net loss	$(31,746,607)
Recorded compensation expense	476,974
Less: Pro forma compensation expense	(419,018)

Pro forma net loss	$(31,688,651)

Pro forma net (loss) per share:
Basic and diluted	$(15.95)
Net (loss) per share as reported:
Basic and diluted	$(15.97)

Revenue Recognition

We recognize revenue on the sale of our products when the title and risk of loss has passed to our customer, the sales price is fixed or determinable and collectibility is reasonably assured, which is generally upon shipment to the customer.

Other Income

Under the Energy Policy Act of 2005, the Company receives a $1.00 per gallon renewable diesel mixture tax credit for each gallon of renewable diesel it sells. The renewable diesel mixture tax credit is scheduled to expire at the end of 2009. Since the Company currently owes no fuel excise tax, the Internal Revenue Service makes a direct payment to the Company for this credit. The Company has recognized $910,983, $1,777,077 and $0 related to the renewable diesel mixture tax credit for the years ended December 31, 2007, 2006 and 2005, respectively.

Other income of approximately $477,000 during the year ended December 31, 2007 consisted primarily of grant monies received in the amount of $400,000 and proceeds from the sale of tax credits in the amount of $75,000.

Segment Information

The Company operates as a single segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company recorded revenues in the years ended December 31, 2007, 2006 and 2005 from customers located in the U.S. geographic area.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value pursuant to generally accepted accounting principles, and expands disclosures regarding fair value measurements. In February 2008, the FASB issued FSB 157-2 which delays the effective date of Statement 157 for one (1) year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

annually). SFAS 157 and FSP 157-2 are effective for financial statements issued for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Company adopted SFAS No. 157, for assets and liabilities measured at fair value on a recurring basis. The adoption of SFAS 157 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”), a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be recorded at fair value at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115” (“SFAS 159”), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not elected to adopt this statement.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact, if any, on the Company from the adoption of SFAS 160 in 2009 will depend on the development of our business at that time.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

2.	Development Stage Operations

As of December 31, 2004, CWT and all subsidiaries was a development stage company as defined in SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.” Through December 31, 2004, RES devoted substantially all of its efforts to its formation, raising capital, research and development, and product development. Substantially all losses accumulated through December 31, 2004 were considered to be a part of development stage activities. In February 2005, RES began to operate its facility for its intended purpose. Accordingly, the Company is not classified as a development stage enterprise at December 31, 2007, 2006 and 2005.

3.	Property, Plant and Equipment, Net

Property, plant and equipment, at cost, consisted of the following as of December 31:

	2007	2006

Buildings and improvements	$2,757,780	$2,748,736
Tools and pumps	1,341,661	1,378,603
Machinery, including pollution control equipment, lab equipment and instruments	14,008,168	12,529,660
Tanks and piping	11,693,658	10,816,907
Furniture, fixtures and office equipment	107,325	124,427
Computer hardware and software	462,350	456,594
Leasehold improvements	1,404,328	1,241,673
Transportation equipment	396,854	415,334
Construction in Progress	640,715	782,708
Total	32,812,839	30,494,642

Less: Accumulated depreciation and amortization	(6,187,016)	(3,945,514)

Total property and equipment	$26,625,823	$26,549,128

Depreciation and amortization	2,243,741	2,052,635

Depreciation and amortization expense was $2,243,741, $2,052,635 and $773,733 for the periods ended December 31, 2007, 2006 and 2005, respectively.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

4.	Inventories

Inventories are stated at lower of cost or market and consist of the following as of December 31:

	2007	2006

Oil (at market)	$421,301	$241,906
Work in progress	11,148	10,574

Total Inventories	$432,449	$252,480

The market value of renewable diesel is determined by averaging the unit sales price over the prior three operating months and then evaluating the unit sales price with committed future sales for reasonableness.

The cost of production is substantially greater than the market value resulting in a lower of cost or market reserve. The lower of cost or market reserves were approximately $8,044,000 and $3,712,000 for the years ended December 31, 2007 and 2006, respectively.

5.	Related Party Transactions

Related party payments are as follows:

	2007	2006	2005

Atlantis International Limited(A)	$88,524	$88,147	$88,524
AB-CWT, LLC(B)	$129,134	$134,412	$137,500

(A)	The Company paid rents and auto expenses to Atlantis International Limited, which is 100% owned by the Company’s Chief Executive Officer. Rent is for CWT’s corporate headquarters in West Hempstead, New York and is due on a month-to-month basis. Furthermore, in June 2005, the Company advanced $125,000 to Atlantis. This advance was repaid in full on July 11, 2005.

(B)	The Company paid for professional services rendered and licensing fees to AB-CWT, which is owned by the Company’s Chief Executive Officer and certain of its Board members, for the use of TCP.

6.	Related Party Receivables

The Company had a note receivable from Society for Energy and Environmental Research (“SEER”), a related party and a not-for-profit energy research and development corporation funded by the United States Department of Energy, of $57,500 plus accrued interest which was advanced pursuant to a credit agreement providing a line of credit of up to $100,000. The credit agreement was extended to December 31, 2007 and bears interest at 5% with all interest due and payable on the maturity date. On December 31, 2007, the total amount due was $71,700. Interest income for years ended December 31, 2007, 2006 and 2005 amounted to $3,500, $3,400 and $3,500, respectively.

During the year ended December 31, 2007, the Company received grant monies from SEER in the amount of approximately $400,000 and provided administrative and bookkeeping services in the amount of $30,000 which assisted the Company in obtaining several government grants. Certain directors of SEER are related to certain directors of the Company.

The Company has fully reserved the note receivable plus accrued interest and the receivables related to the administrative and bookkeeping services, as collectibility is uncertain.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

Prior to July 31, 2005, the Company provided technical support services to the RES joint venture. Payments from RES were included in other income in the amount of $268,500 for the year ended December 31, 2005.

7.	Income Taxes

The Company accounts for income taxes under the provisions of SFAS 109. Deferred tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. The components of tax assets (liabilities) are as follows:

	December 31,
	2007	2006	2005

Deferred tax assets
Federal tax carryforward losses	$30,572	$21,327	$12,022
State and local tax carryforward losses	3,597	2,509	1,414
Amortizable start-up costs	2,389	3,312	4,235
Research and development	847	496	427

Gross deferred tax assets	37,405	27,644	18,098
Deferred tax liabilities
Depreciation adjustments	3,285	(2,194)	(647)

Net deferred tax assets	34,120	25,450	17,451
Less: valuation allowance	(34,120)	(25,450)	(17,451)

Deferred tax assets, net	$—	$—	$—

Pursuant to SFAS 109, the Company recorded a valuation allowance during the years ended December 31, 2007, 2006 and 2005 equal to its net deferred tax assets. The Company believes that the valuation allowance is necessary as it is more likely than not that the net deferred tax assets will not be realized in the foreseeable future because of uncertainties relating to future taxable income, in terms of both its timing and its sufficiency, which would enable the Company to realize the deferred tax assets.

As of December 31, 2007, 2006 and 2005, the Company had federal, state and local net operating loss carryforwards of approximately $90 million, $64 million and $37 million, respectively. The tax loss carryforwards expire through 2027, if not fully utilized by then. Utilization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforward.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

The benefits (provisions) for income taxes were at rates different from U.S. federal statutory rates for the following reasons:

	December 31,
	2007	2006	2005

Federal statutory rate	34%	34%	34%
State income taxes, net of federal tax deduction	4	4	4
Valuation allowance	(38)	(38)	(38)

Effective tax rate	—%	—%	—%

8.	Acquisition of RES

The acquisition of RES has been accounted for using the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations,” and the resulting goodwill is accounted for under SFAS 142, “Goodwill and other Intangible Assets.”

The Company acquired these assets plus $2,000,000 in cash in exchange for 419,438 shares of its common stock and a warrant to purchase 140,352 shares of common stock, and termination of a license agreement. The warrant was valued at $27.50 per corresponding share using a Black-Scholes valuation with the fair market value of the underlying shares at $53.39, a strike price of $71.25 per share, a volatility of 64.45%, and a time to maturity of five years. The aggregate purchase price was approximately $26,252,400. Shown below is the final purchase price allocation, which summarizes the fair value of the acquired business at July 31, 2005, the date of acquisition:

Cash	$2,058,000
Accounts receivable	7,000
Inventory	89,000
Prepaid expenses	34,000
Property, plant and equipment, net	11,561,000
Accounts payable	(415,000)
Accrued expenses	(291,000)
Long term liabilities	(463,000)
Goodwill	13,672,400

Total net acquired assets	$26,252,400

In December 2005, the Company had indicators of impairment, such as inability to generate a sufficient revenue stream and continued net losses. As such, in accordance with SFAS 142, the Company tested for impairment the resulting goodwill within RES and determined that the carrying amount of the goodwill was in excess of its implied fair value. The Company then determined that the goodwill was fully impaired and recorded an impairment charge of $13,672,400.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

The following unaudited pro forma consolidated financial information for year ended December 31, 2005, gives effect to the acquisition as if it had been consummated as of January 1, 2005:

Revenue	$177,000
Net loss	(38,950,000)

The unaudited pro forma consolidated financial information is presented for comparative purposes only and is not intended to be indicative of the actual results that would have been achieved had the transaction been consummated as of the dates indicated above, nor does it purport to indicate results that may be attained in the future.

9.	Investment in RES

On December 4, 2000, two agreements were entered into with ConAgra which formalized the development of TCP for the animal and food processing waste segment. ConAgra committed to utilize TCP to process the animal and food processing waste at ConAgra’s facilities worldwide. A license fee of $2,250,000 was paid to RRC under the agreement. Simultaneously, CWT entered into an exclusive joint venture arrangement to form RES with CPC, as equal partners, to commercialize the use of TCP under the license agreement with RRC for processing animal and food processing waste globally. In July 2003, CPC assigned its ownership interest in RES to CRF in conjunction with the sale of CPC to Pilgrim’s Pride Corporation. In July 2005, CRF’s 50% interest in RES, plus cash, was exchanged for shares and a warrant to purchase CWT stock causing 100% of RES to be owned by RRC.

The following represents summarized information as to assets, liabilities and members’ equity of RES as of July 31, 2005 and the operating results of RES for the seven-month period ended July 31, 2005 (the most recent information available):

July 31,
2005

Current assets	$509,000
Noncurrent assets	22,931,900
Current liabilities	1,908,000
Noncurrent liabilities	1,252,600

Members’ equity	20,280,300

Revenue and other income	89,900
Expenses	14,482,100

Net loss	$(14,392,200)

10.	Certificates of Deposit — Restricted

At December 31, 2007, certificates of deposit were placed as security, in lieu of a bond, for potential environmental expenses with the Commonwealth of Pennsylvania, Department of Environmental Protection, Bureau of Land Recycling and Waste Management in the amount of $156,000. The Company is unaware of any potential environmental matters.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

11.	Other Assets

Other assets include costs for plan permits and engineering, and the initial license fee for the Company’s operating facility in the amount of $86,284, $493,891 and $422,641 as of December 31, 2007, 2006 and 2005, respectively.

12.	Operating Leases

The Company has an operating lease which expires August 2008 for its facility in Philadelphia, Pennsylvania. In July 2008, the lease was renewed and amended to expire August 31, 2010. Rent expense approximated $76,000, $74,000 and $74,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company leases land, office space and miscellaneous equipment for the Carthage, Missouri operating facility under several operating leases expiring at various dates through 2027. Land lease expense for RES approximated $15,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Minimum lease commitments at December 31, 2007 are as follows:

2008	$211,000
2009	168,000
2010	133,000
2011	79,000
2012	73,000
Thereafter	256,000

Total	$920,000

13.	Stockholders’ Equity

Common Stock

As part of the RES acquisition an additional 419,438 shares of common stock and 140,531 warrants to purchase shares of CWT’s common stock at $71.25 per share expiring July 2010 were issued to ConAgra in exchange for their 50% equity investment in RES, $2.0 million in cash and the return of certain license agreements.

In November 2005, by stockholder consent and prior Board approval, the Company increased the authorized shares of common stock of the Company to 4,500,000.

On April 25, 2006, the Board of Directors approved a private placement of 261,968 shares of common stock to existing stockholders at a purchase price of $36 per share. Each stockholder was entitled to subscribe for one (1) new share for every ten (10) shares held of record on May 9, 2006. Through December 31, 2006, the Company received $9,429,036 for subscriptions for 261,918 shares of this offering.

On December 5, 2006, the Board of Directors approved a private placement of 484,484 shares of common stock to existing stockholders at a purchase price of $20 per share. Each stockholder was entitled to subscribe for one (1) new share for every six (6) shares held of record on

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

December 11, 2006. Through December 31, 2006, the Company received $5,683,031 for subscriptions for 284,152 shares. Through December 31, 2007, the Company received $9,687,288 for subscriptions for 484,365 shares of this offering.

On June 28, 2007, the Board of Directors approved the issuance of convertible promissory notes to three existing investors for an aggregate of $1,050,000. The convertible promissory notes were convertible into a number of shares of fully paid common stock, preferred stock or other equity interest of the Company equal to the outstanding principal based on the fair market value of the equity interests issued on the date of the conversion. The convertible promissory notes earned interest at a rate of 8% per annum and were due and payable on September 30, 2007. On July 23, 2007, the convertible promissory notes were converted to 14,737 shares of common stock and warrants to purchase up to 8,319 shares of common stock with an exercise price of $71.25 per share. The Company determined the values ascribed to the common stock and warrants equated to $1,050,000 based on the below transaction. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: a fair market value of common stock of $55.01 per share, risk free interest of 4.8%, volatility of 64.2%, dividend yield of $0 and life of five (5) years.

On July 23, 2007, the Board of Directors approved an initial investment of $25,000,000 from an investment firm in exchange for 350,877.2 shares of common stock and warrants to purchase 198,083 shares of common stock at an exercise price of $71.25 per share. The Company assumed a fair value of the shares of our common stock to be $55.01 on July 23, 2007 based on proceeds received from equity instruments delivered. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: a fair market value of common stock of $55.01 per share, risk free interest of 4.8%, volatility of 64.2%, dividend yield of $0 and life of five (5) years. The Company incurred $1.8 million of expenses related to this investment. Concurrently, the promissory notes of the three existing investors were converted to 14,737 shares of common stock and 8,319 warrants.

In November 2007, by stockholder consent and prior Board approval, the Company increased the authorized shares of common stock to 7,500,000.

Series A Preferred Stock

The Company issued, during 2002, Series A Preferred Stock, $0.01 par value per share, of which 195,081 shares were issued and outstanding. The Series A Preferred Stock does not bear dividends. Each share of the Series A Preferred Stock is currently and generally convertible into an equivalent number of shares of common stock, subject to adjustment of the conversion rate, under certain standard structural anti-dilution provisions as defined in the agreement. The Company has reserved common shares sufficient to meet this potential conversion. The holders of the Series A Preferred Stock have rights to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which the Series A Preferred Stock is convertible. The Investors are entitled, but not required, to elect two directors of CWT, or such greater number in the event that the number of directors constituting the Board exceeds nine. In the event of a public offering, the preferred shares are automatically converted into common shares and the preferred investors are entitled to registration rights upon the public offering. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock are entitled to be paid in preference to any payment or distribution on any other shares of capital stock, an amount equal to $25.63 per share, plus 8% per annum commencing on the date of issuance, to the extent of

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

available funds and assets. The Series A Preferred Stock is not redeemable and only has preference to other classes of our capital stock in the event of liquidation.

The Company has reserved for issuance (i) 195,081 shares of common stock for conversion of the Series A Preferred Stock, (ii) 346,754 shares of common stock upon exercise of the warrants and (iii) 150,000 shares of common stock for potential exercise of options under its 2002 stock plan.

14.	Stock Awards/Options

Prior to adopting a formal stock option plan, the Company granted options to purchase shares of common stock to certain individuals. In October 2002, the Company adopted the Changing World Technologies, Inc. 2002 Stock Plan (the “Plan”). Under the Plan, the Company may award shares or grant options to purchase shares as an additional incentive to employees, directors and consultants of the Company or its affiliates. The Plan authorized the issuance of an aggregate of 150,000 shares of common stock pursuant to awards or upon the exercise of options or other rights. The Plan is administered by the Board of Directors, or at its election, a committee appointed by the Board of Directors. Options generally are granted with vesting periods of zero (0) to four (4) years. Options may be granted for a term not to exceed ten (10) years from the date of grant and are subject to exercisability provisions as determined by the Board of Directors in its sole discretion.

The following is a summary of the stock option plans for the years ended December 31, 2007, 2006 and 2005:

	Number	Exercise	Weighted-Average
	of Options	Price Range	Exercise Price

Options outstanding/exercisable, December 31, 2004	39,455/26,918	$0.00 - 333.33	$99.80 / 116.49
Options granted	300	$53.39	53.39
Options exercised	(50)	$25.00	25.00
Options cancelled	(260)	$16.67 - 53.39	40.58
Option outstanding/exercisable, December 31, 2005	39,445/32,515	$16.67 - 333.33	$99.94 / 108.84
Options granted	31,770	$0.01 - 80.00	73.79
Options exercised	(3,100)	$0 - 16.67	1.62
Options cancelled	(2,154)	$0 - 80.69	33.07
Options outstanding/exercisable, December 31, 2006	65,961/37,766	$16.67 - 333.33	$95.26 / 106.62
Options granted	4,000	$80.00	80.00
Options exercised	(500)	$18.33	18.33
Options cancelled	(20,965)	$16.67 - 200.00	77.93
Options outstanding/exercisable, December 31, 2007	48,496/36,101	$16.67 - 333.33	$102.28 / 109.93

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005, including the noncash transactions was $26,460, $242,978 and $2,313, respectively. The aggregate intrinsic value of options both outstanding and exercisable at December 31, 2007 is approximately $575,361.

The weighted-average fair value of options granted was $41.53, $61.76 and $39.96 for the years ended December 31, 2007, 2006 and 2005, respectively.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

Additional information regarding exercise price ranges of options outstanding at December 31, 2007:

Options Outstanding
				Weighted-		Weighted-
				Average		Average
			Weighted-	Contractual		Exercise
		Number of	Average	Life	Number of	Price of
Exercise		Options	Exercise	Remaining	Options	Exercisable
Price Range		Outstanding	Prices	(Years)	Exercisable	Options

$16.67	- $49.99	11,795	$31.22	1.11	11,795	$31.22
50.00	- 74.99	5,996	54.04	5.31	5,996	54.04
75.00	- 99.99	20,205	80.08	8.49	7,810	80.21
100.00	- 333.33	10,500	252.38	0.50	10,500	252.38

		48,496	102.28	4.57	36,101	109.93

15.	Purchase Commitments

On May 10, 2005, RES entered into an agreement with CFP whereby RES would purchase certain by-products from CFP’s Carthage, Missouri facility. This contract was subsequently assigned to Butterball, LLC in October 2006. RES agreed to purchase all of said by-products at agreed-upon prices. The agreement has a term of three (3) years, expiring May 2008. A new agreement with Butterball, LLC commenced in May 2008 and expires in May 2010 with a favorable discount on the gross purchase price. RES paid $1,717,000, $788,000 and $1,318,000 under the agreement in the years ended December 31, 2007, 2006 and 2005, respectively.

16.	Employee Benefit Plan

The Company has a 401(k) plan, which covers all nonunion employees who are at least age 18. Under the plan, at the Company’s discretion, the Company has matched a percentage of a participant’s compensation or a dollar amount. The Company’s contributions were $104,200, $51,800 and $21,400 for the years ended December 31, 2007, 2006 and 2005, respectively.

17.	Commitments and Contingencies

Pursuant to a settlement agreement with a former employee dated July 17, 2002, the Company and AB-CWT, a related party, are jointly and severally liable to pay $10,000 per month for the duration of the last to expire of related patents licensed to RRC. AB-CWT has acknowledged that it is the primary obligor under that settlement. AB-CWT has made all payments under this settlement and has stated its intention to continue to make the payments required under the settlement. However, since CWT and its subsidiaries currently are the principal source of revenue for AB-CWT, CWT has determined that it should record a liability. The original liability recorded by the Company amounted to approximately $530,000. As of December 31, 2007, the Company has a liability of approximately $437,000 recorded. As AB-CWT makes the required settlement payments, CWT will record the reversal of its prior charge. The Company has reversed $27,835, $22,827 and $34,045 for the years ended December 31, 2007, 2006 and 2005, respectively.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

The Company is involved in a dispute with a mechanical contractor that participated in the construction of the Company’s Carthage facility. The Company has filed suit against the contractor and is seeking damages in excess of $5,000,000. The Company has disputed liabilities of approximately $1,149,000 to this contractor incurred through December 31, 2005 included in long-term liabilities as of December 31, 2007. The contractor has filed a countersuit seeking amounts in excess of $5,000,000 from the Company. Should the Company be found not liable for these liabilities in a future period, the Company will record other income in that period. The outcome of this dispute cannot be determined at this time, but the Company believes that this matter will be settled favorably to the Company and will not have a material adverse affect on the financial position of the Company.

On January 11, 2006, the Attorney General of the State of Missouri filed an action against us in the Circuit Court of Jasper County, Missouri seeking preliminary and permanent injunctions and civil penalties for alleged violations of Missouri’s odor standard at our Carthage facility and for alleged violations of our state air permit. The case was settled by paying a $175,000 fine. The Company paid $100,000 of the fine and the remaining $75,000 was suspended for two years unless the Company received additional notices of violation under the Missouri odor standards. The Company agreed to pay an additional $25,000 per charged violation. On November 15, 2006, the Company received a notice of excess emission that was subsequently upgraded to a notice of violation. On December 11, 2006, the Company agreed to pay the first of the suspended violations. On June 5, 2007, a resident of Carthage, Missouri, filed a petition in the Circuit Court of Jasper County, Missouri on behalf of herself and others similarly situated. Plaintiff alleges that the Company’s facility in Carthage creates a nuisance. Plaintiff seeks compensatory damages, punitive damages, injunctive relief and attorneys’ fees and costs. The outcome of this dispute cannot be determined at this time, but the Company believes that this matter will be settled favorably to the Company and will not have a material adverse affect on the financial position of the Company.

From time to time, the Company is subject to litigation, claims and administrative proceedings resulting from operations of its business. In the opinion of management, no such matters are present that will have a material adverse affect on the financial position of CWT or subsidiaries. The Company believes that none of these proceedings will have a material adverse effect on the Company’s operating results or cash flows.

18.	Earnings (Loss) Per Share

Basic earnings (loss) per share represents the income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted earnings per share represents the income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the measurement period while also giving effect to all potentially dilutive common shares that were outstanding during the period. During the years ended December 31, 2007, 2006 and 2005, the Company incurred net losses of $19,905,316, $21,758,881 and $31,746,607, respectively. Therefore, all of our potentially convertible preferred stock, warrants and options were deemed anti-dilutive and excluded from our computation of diluted loss per share.

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

The following table summarizes the potential number of convertible preferred stock, warrants and options which are excluded from the computation of diluted net loss per share.

	December 31,
	2007	2006	2005

Preferred shares	195,081	195,081	195,081
Options	48,496	65,691	39,445
Warrants	346,753	140,351	140,351

Total	590,330	401,123	374,877

19.	Unaudited Quarterly Financial Information

	2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$220,911	$160,940	$103,080	$104,294
Gross margin/(loss)	(4,179,820)	(3,383,918)	(3,900,018)	(3,892,869)
Loss before taxes	(5,115,276)	(4,374,754)	(5,455,806)	(4,959,480)
Net loss	$(5,115,276)	$(4,374,754)	$(5,455,806)	$(4,959,480)
Earnings per share:
Basic	$(1.62)	$(1.37)	$(1.53)	$(1.39)
Diluted	$(1.62)	$(1.37)	$(1.53)	$(1.39)
Weighted average shares outstanding:
Basic	3,156,570	3,196,186	3,561,800	3,561,968
Diluted	3,156,570	3,196,186	3,561,800	3,561,968

	2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$85,261	$73,910	$50,981	$50,926
Gross margin/(loss)	(3,720,429)	(4,221,824)	(4,202,559)	(4,053,203)
Loss before taxes	(5,245,217)	(5,420,620)	(5,084,030)	(6,009,014)
Net loss	$(5,245,217)	$(5,420,620)	$(5,084,030)	$(6,009,014)
Earnings per share:
Basic	$(2.17)	$(2.22)	$(1.94)	$(2.14)
Diluted	$(2.17)	$(2.22)	$(1.94)	$(2.14)
Weighted average shares outstanding:
Basic	2,421,804	2,439,499	2,622,786	2,807,567
Diluted	2,421,804	2,439,499	2,622,786	2,807,567

Changing World Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2007

20.	Subsequent Events

On August 11, 2008, the Company issued 91,450 stock options of which 47,500 are performance based options. The Company determined the fair value of the stock options using the Black-Scholes Option pricing model with the following assumptions: risk free interest of 3.98%, volatility of 65%, dividend yield of $0 and life of five (5) years. The non-performance stock options vest immediately upon issuance. As such, the Company will record an expense of approximately $1.45 million during the third quarter of 2008.

On July 2, 2008, the Board of Directors approved a private placement of 375,738.1 shares of common stock at a purchase price of $20.00 per share. Each current stockholder was granted the right to subscribe for one (1) new share for every ten (10) shares held of record on July 2, 2008, as well as the right to purchase such additional shares as may be available from unsubscribed shares in proportion to their initial participation in the private placement. This offering was fully subscribed. On August 8, 2008, the Company raised approximately $7.5 million and issued 373,958 shares of common stock in this private placement.

During the six months ended June 30, 2008, management identified certain property, plant and equipment which was no longer being utilized due to process improvements implemented during 2008. As such, the Company recorded a charge for the remaining net book value of the assets of approximately $1.2 million during the six months ended June 30, 2008.

During October 2008, Congress approved a bill to extend the renewable diesel mixture tax credit until December 31, 2009.

Changing World Technologies, Inc. and Subsidiaries

Consolidated Balance Sheets

	June 30,
	2008	December 31,
	(Unaudited)	2007

Assets
Current assets:
Cash and cash equivalents	$3,732,952	$14,349,272
Accounts receivable	161,136	61,827
Renewable diesel mixture tax credit receivable	252,740	60,250
Inventories	1,005,935	432,449
Prepaid expenses	378,700	224,508

Total current assets	5,531,463	15,128,306
Property, plant and equipment, net	25,421,857	26,625,823
Restricted cash	156,000	156,000
Related party receivables	100	—
Other assets	86,284	86,284

Total assets	$31,195,704	$41,996,413

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,849,911	$1,670,939
Accrued expenses	756,410	531,847

Total current liabilities	2,606,321	2,202,786
Long-term liabilities	1,578,532	1,594,662
Stockholders’ equity
Preferred stock, $0.01 par value: authorized 445,081 shares; 195,081 shares issued and outstanding as of June 30, 2008 and December 31, 2007, with a liquidation preference of $7,742,264 as of June 30, 2008	1,951	1,951
Common stock, $0.01 par value; 7,500,000 shares authorized as of June 30, 2008 and December 31, 2007; 3,562,300 shares issued and outstanding as of June 30, 2008 and December 31, 2007	35,623	35,623
Additional paid-in capital	137,250,292	137,203,866
Accumulated deficit	(110,277,015)	(99,042,475)

Total stockholders’ equity	27,010,851	38,198,965

Total liabilities and stockholders’ equity	$31,195,704	$41,996,413

See notes to consolidated financial statements.

Changing World Technologies, Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

	Six Months Ended June 30,
	2008	2007

Revenues	$567,435	$381,851

Cost of goods sold:
Cost of goods sold	567,435	381,851
Lower of cost or market adjustment	8,015,853	7,563,738
Write-off of long-lived assets	1,226,312	—

Total cost of goods sold	9,809,600	7,945,589

Gross margin/(loss)	(9,242,165)	(7,563,738)
Operating expenses:
Selling, general and administrative	2,103,995	2,900,853
Research and development	598,125	617,257

Operating loss	(11,944,285)	(11,081,848)
Other income:
Renewable diesel mixture tax credit	477,110	596,452
Other income	57,653	489,567
Interest income	174,984	105,798

Loss before income taxes	(11,234,538)	(9,890,031)
Provision for income taxes	—	—

Net loss	$(11,234,538)	$(9,890,031)

Earnings per share:
Basic	$(3.15)	$(3.09)
Diluted	$(3.15)	$(3.09)
Weighted average shares outstanding:
Basic	3,562,300	3,196,186
Diluted	3,562,300	3,196,186

See notes to consolidated financial statements.

Changing World Technologies, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2008	2007

Cash flows from operating activities
Net loss	$(11,234,540)	$(9,891,045)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	46,426	9,206
Depreciation and amortization	1,176,896	1,117,042
Long-term liabilities	(16,130)	(13,227)
Write-off of long-lived assets	1,226,312	—
Changes in operating assets and liabilities:
Accounts and tax credit receivable	(291,799)	259,961
Inventories	(573,486)	(47,451)
Prepaid expenses	(154,192)	54,503
Related party receivables	(100)	95,223
Accounts payable	178,972	(801,838)
Accrued expenses	224,563	127,361

Total adjustments to net loss	1,817,462	800,780

Net cash used in operating activities	(9,417,078)	(9,090,265)

Cash flows from investing activities
Purchases of property, plant and equipment	(1,199,242)	(800,764)

Net cash used in investing activities	(1,199,242)	(800,764)

Cash flows from financing activities
Proceeds received from issuance of convertible promissory notes	—	650,000

Subscription received	—	4,004,257

Net cash provided by financing activities	—	4,654,257

Net decrease in cash and cash equivalents	(10,616,320)	(5,236,772)
Cash and cash equivalents at beginning of year	14,349,272	6,291,036

Cash and cash equivalents at end of year	$3,732,952	$1,054,264

See notes to consolidated financial statements.

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

1.	Organization and Summary of Significant Accounting Policies

Changing World Technologies, Inc. (the “Company” or “CWT”) was incorporated in August 1997, as a holding company for the purpose of providing funding and management expertise to its wholly-owned subsidiaries that are responsible for bringing specific emerging technologies to the marketplace. The Company currently is headquartered in West Hempstead, New York.

Resource Recovery Corporation (“RRC”) is a wholly-owned subsidiary of the Company that was formed for the purpose of marketing a technology known as Thermal Conversion Process (“TCP”). TCP can convert a broad range of organic wastes, including animal and food processing waste, trap and low-value greases, mixed plastics, rubber and foam, into renewable diesel and fertilizers. TCP emulates the earth’s natural geological and geothermal processes that transform organic material into fuels through the application of water, heat and pressure in various stages. TCP is not dependent on enzymes or bacteria, and the actual combined reaction times are less than two hours for the key process steps. RRC is the exclusive, worldwide licensee under various U.S. and foreign patents and pending applications of AB-CWT, LLC (“AB-CWT”), a related party, a subset of which are directed to TCP technology as currently implemented.

In December 2000, RRC entered into a license agreement with ConAgra Foods Inc. (“ConAgra”) which formalized the development of TCP for the animal and food processing waste segment. ConAgra committed to utilize TCP to process the animal and food processing waste products at ConAgra’s facilities worldwide. A license fee of $2.3 million was paid to RRC under the agreement for the worldwide license. Simultaneously, CWT entered into an exclusive joint venture arrangement to form Renewable Environmental Solutions, LLC. (“RES”) with ConAgra Poultry Company (“CPC”) as equal partners, to commercialize the use of TCP under the license agreement with RRC, for processing animal and food processing waste globally. In July 2003, CPC assigned its ownership interest in RES to ConAgra Foods Refrigerated Foods Co., Inc. (“CRF”) in conjunction with the sale of CPC to Pilgrim’s Pride Corporation. In July 2005, CRF’s 50% interest in RES, plus cash in the amount of $2.0 million was exchanged for 419,438 shares of the Company’s common stock and a warrant to purchase 140,352 shares of the Company’s common stock. As a result of this exchange, RES became a wholly-owned subsidiary and the licensing agreement was terminated.

RES operates an approximate 250 ton-per-day facility, located in Carthage, Missouri, that converts animal and food processing waste into renewable diesel and fertilizers. The principal feedstock is supplied by Butterball, LLC under a contract which expires in May 2010. The Company intends to expand its use of TCP through the development and construction of additional TCP facilities.

The Company has prepared its consolidated financial statements under the assumption that it is a going concern. The Company has devoted substantially all of its cash resources to the operation of its facility in Carthage, Missouri, research and development, and general and administrative expenses. As a result, the Company has incurred an accumulated deficit of approximately $110.3 million and $99.0 million as of June 30, 2008 and December 31, 2007, respectively, and expects to incur continuing net operating losses. The Company’s ongoing losses raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has financed its operations through proceeds from the sales of common and preferred equity securities, issuance of convertible debt, revenue and renewable diesel mixture tax credit from the sale of renewable diesel. Based upon the projected spending levels for the Company,

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

the Company will require additional funding for 2008. As a result, the Company intends to monitor its liquidity position and to continue to actively pursue fund-raising possibilities through the sale of its equity securities. If the Company is unsuccessful in its efforts to raise additional funds through the sale of its equity securities, the incurrence of debt, contractual arrangement or operations, it may be required to significantly reduce or curtail its research and development activities and other operations.

The Company will require, over the long-term, substantial new funding to pursue new facility construction, research and development and sales and marketing of its renewable diesel and beginning in the second quarter of 2008, the sale of fertilizers. The amount of the Company’s future capital requirements will depend on numerous factors, including the progress of its research and development programs, the cost and timing of new facility construction, the success of its efforts to commercialize its renewable diesel and fertilizers, the costs associated with protecting patents and other proprietary rights, the development of marketing and sales capabilities and the availability of third-party funding. There can be no assurance that such funding will be available at all or on terms acceptable to the Company.

Unaudited Interim Financial Information

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States of America (“US GAAP”) for complete financial statements. In the opinion of management, the accompanying interim unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of operations for the interim periods. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. These interim unaudited consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2007.

Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company invests excess cash in short-term money market instruments and commercial paper through several high quality financial institutions. The balance in these accounts at June 30, 2008 was $3,686,000. Other cash balances are deposited with local banking institutions and are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution.

In the six months ended June 30, 2008, the Company had sales to one customer which accounted for approximately 100% of sales, of which the same customer represented 100% of total accounts receivable as of June 30, 2008.

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

In the six months ended June 30, 2007, the Company had sales to two customers which accounted for approximately 60% and 35% of sales, of which one of the customers represented 86% of total accounts receivable as of June 30, 2007.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123(R) “Share-Based Payment,” (“SFAS 123R”). Under SFAS 123(R), the Company is required to record the fair value of stock-based compensation awards as an expense in the financial statements and that such cost be measured at the fair value of the award. In order to determine the fair value of stock options on the date of grant, the Company utilizes the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions, typically based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates. The Company uses an expected stock-price volatility assumption which is primarily based on the average implied volatility of the stock of a group of comparable alternative energy companies, whose stocks are publicly traded.

For the six months ended June 30, 2008 and 2007, no excess tax benefits were recognized.

The following table sets forth the amount of expense related to stock-based payment arrangements included in specific line items in the accompanying consolidated statement of operations for:

	Six Months Ended June 30,
	2008	2007

Cost of goods sold	$24,124	$25,683
Selling, general and administrative	21,525	(17,920)
Research and development	777	1,344

Total	$46,426	$9,107

Stock Options Plan

Prior to adopting a formal stock option plan, the Company granted options to purchase shares of common stock to certain individuals. In October 2002, the Company adopted the Changing World Technologies, Inc. 2002 Stock Plan (the “Plan”). Under the Plan, the Company may award shares or grant options to purchase shares as an additional incentive to employees, directors and consultants of the Company or its affiliates. The Plan authorized the issuance of an aggregate of 150,000 shares of common stock pursuant to awards or upon the exercise of options or other rights. The Plan is administered by the Board of Directors, or at its election, a committee appointed by the Board of Directors. Options generally are granted with vesting periods of zero (0) to four (4) years. Options may be granted for a term not to exceed ten (10) years from the date of grant and are subject to exercisability provisions as determined by the Board of Directors in its sole discretion.

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

The following is a summary of the stock option plans for the six month period ended June 30, 2008:

			Weighted-
	Number of	Exercise Price	Average
	Options	Range	Exercise Price

Options outstanding/ exercisable, December 31, 2007	48,496 / 36,101	$16.67 - 333.33	$102.28 / 109.93
Options granted	0	0	0
Options exercised	0	0	0
Options cancelled	(28,416)	$16.67 - 333.33	$122.45

Options outstanding/ exercisable, June 30, 2008	20,080/16,981	$16.67 - 300.00	$73.73/ 72.59

As of June 30, 2008, there was $147,741 of total unrecognized compensation cost related to nonvested, stock-based compensation granted under the Company’s stock option plan which will be recognized over a weighted average remaining life of approximately 1.5 years.

There were no stock options exercised during the six months ended June 30, 2008 and the year ended 2007. The aggregate intrinsic value of options both outstanding and exercisable at June 30, 2008 and at December 31, 2007 is approximately $108,000 and $575,000, respectively.

Additional information regarding exercise price ranges of options outstanding at June 30, 2008:

Options Outstanding
			Weighted-		Weighted-
			Average		Average Exercise
	Number of	Weighted-	Contractual	Number of	Price of
Exercise Price	Options	Average	Life Remaining	Options	Exercisable
Range	Outstanding	Exercise Prices	(Years)	Exercisable	Options

$ 16.67- 49.99	1,705	$19.60	4.29	1,705	$19.60
$ 50.00- 74.99	5,195	$54.10	5.33	5,195	$54.10
$ 75.00- 99.99	12,680	$80.13	7.84	9,581	$80.17
$100.00-300.00	500	$300.00	1.00	500	$300.00

	20,080	$73.73	6.72	16,981	$72.59

Recent Accounting Pronouncements

On April 25, 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (Revised 2007), “Business Combinations,” and other U.S. GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

is prohibited. The Company is currently evaluating the impact, if any, that this FSP will have on the Company’s results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”), a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100% of the fair values of acquired assets, including goodwill and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be recorded at fair value at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact, if any, to the company from the adoption of SFAS in 2009 will depend on the development of our business at that time.

2.	Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), for assets and liabilities measured at fair value on a recurring basis. SFAS 157 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of SFAS 157 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

Additionally, SFAS 157 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company did not have any Level 2 or Level 3 assets or liabilities as of June 30, 2008.

Cash and cash equivalents / restricted cash of approximately $3,733,000 and $156,000 respectively, include money market securities and commercial paper that are considered to be highly liquid and easily tradable as of June 30, 2008. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

In addition, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” was effective for January 1, 2008. SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value options for any of its qualifying financial instruments.

3.	Write-off of Long-Lived Assets

During the six months ended June 30, 2008, management identified certain property, plant and equipment which was no longer being utilized due to process improvements implemented during 2008. As such, the Company recorded a charge for the remaining net book value of the assets of approximately $1.2 million during the six months ended June 30, 2008.

4.	Inventories

Inventories are stated at lower of cost or market and consist of the following:

	June 30,	December 31,
	2008	2007
	(Unaudited)

Oil (at market)	$986,922	$421,301
Work in progress	19,013	11,148

Total Inventories	$1,005,935	$432,449

The market value of renewable diesel oil is determined by averaging the unit sales price over the prior three operating months and then evaluating the unit sales price with committed future sales for reasonableness.

The concentrate fertilizer inventory is also recorded at net realizable value and is immaterial.

The cost of production is substantially greater than the market value resulting in a lower of cost or market reserve. The lower of cost or market reserves were approximately $9,695,000 and $8,044,000 as of June 30, 2008 and December 31, 2007, respectively.

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

5.	Related Party Transactions

Related party payments are as follows:

	Six Months ended
	June 30,
	2008	2007

Atlantis International Limited(A)	$44,347	$44,262
AB-CWT, LLC(B)	$48,020	$41,866

(A)	The Company paid rent and auto expenses to Atlantis International Limited, which is 100% owned by the Company’s Chief Executive Officer. Rent is for CWT’s corporate headquarters in West Hempstead, New York and is due on a month-to-month basis.

(B)	The Company paid for professional services rendered and licensing fees to AB-CWT, which is owned by the Company’s Chief Executive Officer and certain of its Board members, for the use of TCP.

6.	Related Party Receivable

The Company had a note receivable from a related party in the amount of $57,500 plus accrued interest which was advanced pursuant to a credit agreement providing a line of credit of up to $100,000. The credit agreement was extended to December 31, 2007 and bears interest at 5% with all interest due and payable on the maturity date. On December 31, 2007, the total amount due was $71,700. Interest income for the six months ended June 30, 2008 and 2007 amounted to $0 and $1,724, respectively. The Company has fully reserved for this related party receivable during June 2007, as collectibility is uncertain. As of June 30, 2008, the Company provided administrative and bookkeeping services in the amount of $100 to AB-CWT that is classified as a short-term related party receivable.

7.	Commitments and Contingencies

Pursuant to a settlement agreement with a former employee dated July 17, 2002, the Company and AB-CWT, a related party, are jointly and severally liable to pay $10,000 per month for the duration of the last to expire of related patents licensed to CWT. AB-CWT has acknowledged that it is the primary obligor under that settlement. AB-CWT has made all payments under this settlement and has stated its intention to continue to make the payments required under the settlement. However, since CWT and its subsidiaries are currently the principle source of revenue for AB-CWT, CWT has determined that it should record a liability. The original liability recorded by the Company amounted to approximately $530,000. As of June 30, 2008, the Company has a liability of approximately $429,000 recorded. As AB-CWT makes the required settlement payments, CWT will record the reversal of its prior charge. The Company has reversed $16,130 and $13,228 for the six months ended June 30, 2008 and 2007, respectively.

The Company is involved in a dispute with a mechanical contractor that participated in the construction of the Company’s Carthage facility. The Company has filed suit against the contractor and is seeking damages in excess of $5,000,000. The Company has disputed liabilities of approximately $1,149,000 to this contractor incurred through December 31, 2005 included in long-term liabilities as of June 30, 2008. The contractor has filed a countersuit seeking amounts in excess of $5,000,000 from the Company. Should the Company be found not liable for these liabilities in a future period, the Company will record other income in that period. The outcome of this dispute cannot be determined at this time, but the Company believes that this matter will be settled favorably to the Company and will not have a material adverse affect on the financial position of the Company.

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

On January 11, 2006, the Attorney General of the State of Missouri filed an action against us in the Circuit Court of Jasper County, Missouri seeking preliminary and permanent injunctions and civil penalties for alleged violations of Missouri’s odor standard at our Carthage facility and for alleged violations of our state air permit. The case was settled by paying a $175,000 fine. The Company paid $100,000 of the fine and the remaining $75,000 was suspended for two years unless the company received additional notices of violation under the Missouri odor standards. The Company agreed to pay an additional $25,000 per charged violation. On November 15, 2006 the Company received a notice of excess emission that was subsequently upgraded to a notice of violation. On December 11, 2006, the Company agreed to pay the first of the suspended violations.

On June 5, 2007, a resident of Carthage, Missouri, filed a petition in the Circuit Court of Jasper County, Missouri on behalf of herself and others similarly situated. Plaintiff alleges that the Company’s plant in Carthage creates a nuisance. Plaintiff seeks compensatory damages, punitive damages, injunctive relief and attorneys’ fees and costs. In the opinion of management, this legal issue will be resolved in the near future without significant cost. The outcome of this dispute cannot be determined at this time, but the Company believes that this matter will be settled favorably to the Company and will not have a material adverse effect on the financial position, operating results and cash flow of the Company.

From time to time, the Company is subject to litigation, claims and administrative proceedings resulting from operations of its business. In the opinion of management, no such matters are present that will have a material adverse affect on the financial position of CWT or its subsidiaries. The Company believes that none of these proceedings will have a material adverse effect on the Company’s operating results or cash flow.

8.	Earnings (loss) Per Share

Basic earnings (loss) per share represents the income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted earnings per share represents the income available to common stockholders divided by the weighted average number of common shares outstanding during the measurement period while also giving effect to all potentially dilutive common shares that were outstanding during the period. During the six months ended June 30, 2008 and 2007, we incurred net losses. Therefore, all of our potentially convertible preferred stock, warrants and options were deemed anti-dilutive and excluded from our computation of diluted loss per share.

The following table summarizes the potential number of convertible preferred stock, warrants and options which are excluded from the computation of diluted net loss per share.

	As of June 30,
	2008	2007

Preferred shares	195,081	195,081
Options	20,080	53,165
Warrants	346,754	140,352

Total	561,915	388,598

9.	Purchase Commitments

On May 10, 2005, RES entered into an agreement with ConAgra Foods Packaged Food Company, Inc. (“CFP”) whereby RES would purchase certain by- products from CFP’s Carthage,

Changing World Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008

Missouri facility. This contract was subsequently assigned to Butterball, LLC in October 2006. RES agreed to purchase all of said by- products at agreed- upon prices. The agreement had a term of three (3) years and expired in May 2008. A new agreement with Butterball, LLC commenced in May 2008 and expires in May 2010 with a favorable discount on the gross purchase price. RES paid $1,732,842 and $646,450 under the agreement during the six months ended June 30, 2008 and 2007, respectively.

10.	Subsequent Events

On August 11, 2008, the Company issued 91,450 stock options of which 47,500 are performance based options. The Company determined the fair value of the stock options using the Black- Scholes Option pricing model with the following assumptions: risk free interest of 3.98%, volatility of 65%, dividend yield of $0 and life of five (5) years. The non-performance stock options vest immediately upon issuance. As such, the Company will record an expense of approximately $1.45 million during the third quarter of 2008.

On July 2, 2008, the Board of Directors approved a private placement of 375,738 shares of common stock at a purchase price of $20 per share. Each current stockholder was granted the right to subscribe for one (1) new share for every ten (10) shares held of record on July 2, 2008, as well as the right to purchase such additional shares as may be available from unsubscribed shares in proportion to their initial participation in this offering. This offering was fully subscribed. On August 8, 2008, the Company raised approximately $7.5 million and issued 375,738 shares of common stock in this private placement.

During October 2008, Congress approved a bill to extend the renewable diesel mixture tax credit until December 31, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
Renewable Environmental Solutions, LLC

We have audited the accompanying balance sheet of Renewable Environmental Solutions, LLC as of July, 31 2005, and the related statements of operations, members’ equity, and cash flows for the seven months ended July 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renewable Environmental Solutions, LLC at July 31, 2005, and the results of its operations and its cash flows for the seven months ended July 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
Melville, New York

August 11, 2008

Renewable Environmental Solutions, LLC

Balance Sheet
July 31, 2005

Assets
Current assets:
Cash	$157,436
Accounts receivable	20,029
Inventory	238,898
Prepaid expenses	92,620

Total current assets	508,983

Property, plant and equipment, net	21,250,521
Intangible assets	1,514,284
Other assets	167,107

Total Assets	$23,440,895

Liabilities & members’ equity
Current liabilities:
Accounts payable	$1,122,903
Accrued expenses	824,088

Total current liabilities	1,946,991

Long term liabilities	1,213,652

Members’ equity:
Additional paid-in-capital	53,478,995
Accumulated deficit	(33,198,743)

Total members’ equity	20,280,252

Total liabilities & members’ equity	$23,440,895

See notes to consolidated financial statements.

Renewable Environmental Solutions, LLC

Statement of Operations
For the Seven Months Ended July 31, 2005

Revenues	$43,457

Cost of goods sold:
Cost of goods sold	43,457
Lower of cost or market adjustment	7,803,231

Total cost of goods sold	7,846,688

Gross margin/(loss)	(7,803,231)
Operating expenses:
Selling, general, & administrative	1,682,027
Impairment of long-lived assets	4,953,413

Operating loss	14,438,671
Other income	46,469

Loss before income taxes	14,392,202
Provision for income taxes	—

Net loss	$14,392,202

See notes to consolidated financial statements.

Renewable Environmental Solutions, LLC

Statement of Members’ Equity
For the Seven Months Ended July 31, 2005

	Members’	Accumulated
	Contributions	Deficit	Total

Balance December 31, 2004	$45,516,951	$(18,806,541)	$26,710,410
Members’ contributions	7,962,044	—	7,962,044
Net loss	—	(14,392,202)	(14,392,202)

Balance July 31, 2005	$53,478,995	$(33,198,743)	$20,280,252

See notes to consolidated financial statements.

Renewable Environmental Solutions, LLC

Statement of Cash Flows
For the Seven Months Ended July 31, 2005

Cash flow from operating activities
Net loss	$(14,392,202)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation & amortization	657,061
Impairment of long-lived assets	4,953,413
Changes in operating assets and liabilities:
Accounts receivable	(11,470)
Grant receivable	3,491,500
Inventory	(224,017)
Prepaid expenses	11,146
Other assets	(4,079)
Accounts payable	(562,392)
Accrued expenses	(291,237)
Long term liabilities	64,284

Total adjustments to net loss	8,084,209

Net cash used in operating activities	(6,307,993)

Cash flow from investing activities:
Purchases of property & equipment	(1,979,819)
Purchase of intangibles	(64,284)

Net cash used in investing activities	(2,044,103)

Cash flow from financing activities:
Capital contributions from members	7,962,044

Net cash provided by financing activities	7,962,044

Net decrease in cash	(390,052)
Cash at beginning of period	547,488

Cash at end of period	$157,436

See notes to consolidated financial statements.

Renewable Environmental Solutions, LLC

Notes to Financial Statements
July 31, 2005

1.	Organization and Summary of Significant Accounting Policies

Description

Renewable Environmental Solutions, LLC, a Delaware corporation (“RES” or the “Company”) was formed on December 4, 2000 as a 50/50 joint venture between Resource Recovery Corporation (“RRC”), a wholly-owned subsidiary of Changing World Technologies, Inc. (“CWT”), and ConAgra Poultry Company (“CPC”). The joint venture was formed for the purpose of marketing an emerging technology known as Thermal Conversion Process (“TCP”). RRC utilizes the exclusive worldwide rights to TCP through an exclusive license agreement with the holder of the TCP patents, AB-CWT, LLC., (“AB-CWT”) a related party. RES operates an approximately 250 ton-per-day facility which converts agricultural waste into renewable diesel. The principal feedstock is supplied by Butterball, LLC under a contract which expires in May 2010.

As part of the joint venture formation, CPC agreed to contribute the first $1,450,000 to support administrative expenses prior to commercialization during the term of the agreement, defined as the funding obligation, plus $500 in cash. RRC agreed to contribute the sublicense of the licensed technology mentioned above plus $500 in cash. Pursuant to the joint venture agreement, all losses of the Company were to be allocated to CPC until cumulative net losses were equal to the cumulative amount advanced by CPC pursuant to its funding obligation. Thereafter, the losses of the Company were to be allocated to the members in proportion to their units. The CPC funding obligation was increased to $3,500,000 through an amendment to the joint venture agreement in July 2004.

In July 2003, CPC assigned its ownership interest in RES to ConAgra Foods Refrigerated Foods Co., Inc. (“CRF”) in conjunction with the sale of CPC to Pilgrim’s Pride Corporation.

On July 2005, CRF’s 50% interest in RES, plus $2.0 million was exchanged for 419,438 shares of CWT’s common stock and a warrant to purchase 140,352 shares of CWT’s common stock. As a result of this exchange, RES became a wholly-owned subsidiary of CWT and the licensing agreement was terminated.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. The Company evaluates its inventories to determine excess or slow moving products based on quantities on hand, current orders and expected future demand.

Renewable Environmental Solutions, LLC

Notes to Financial Statements (continued)
July 31, 2005

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization is provided on a straight-line basis over the following estimated useful lives:

Buildings and improvements	22 years
Machinery and equipment	5 - 20 years
Furniture, fixtures and office equipment	5 - 10 years
Computer hardware and software	3 - 5 years
Leasehold improvements	2 - 22 years
Transportation	10 years

Leasehold improvements are amortized over the shorter of the term of the related lease or the life of the improvement. Repairs and maintenance are expensed as incurred. Spare parts are expensed as purchased.

Impairment of Long-Lived Assets

The Company accounts for its investments in long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 requires a company to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company periodically evaluates the recoverability of the net carrying value, of its long-lived assets. An impairment loss for the difference between a long-lived asset’s carrying value and its fair value is recognized when the carrying value of the long-lived asset exceeds its undiscounted future cash flows. An impairment loss would be recognized currently in operations.

Income Taxes

The Company has no provision for income taxes since net income and losses are allocated to the members for inclusion in their respective income tax returns.

Revenue Recognition

We recognize revenue on the sale of our products when the title and risk of loss has passed to our customer, the sales price is fixed or determinable and collectibility is reasonably assured, which is generally upon shipment to the customer.

2.	Development Stage Operations

As of December 31, 2004, RES was a development stage company as defined in SFAS No 7, “Accounting and Reporting by Development Stage Enterprises.” Through December 31, 2004, RES devoted substantially all of its efforts to its formation, raising capital, research and development, and product development. Substantially all losses accumulated through December 31, 2004, were considered to be a part of development stage activities. In February 2005, RES began to operate its facility for its intended purpose. Accordingly, the Company is not classified as a development stage enterprise at July 31, 2005.

Renewable Environmental Solutions, LLC

Notes to Financial Statements (continued)
July 31, 2005

3.  Property, Plant and Equipment, net

Property, plant and equipment, at cost, as of July 31, 2005, consisted of the following:

Building and improvements	$2,208,918
Machinery and equipment	16,568,511
Furniture, fixtures, and office equipment	38,230
Computer hardware and software	55,158
Leasehold improvements	1,126,855
Transportation equipment	253,984
Construction in progress	1,765,955

Total	22,017,611
Less: Accumulated depreciation and amortization	(767,090)

Property, Plant and Equipment, net	$21,250,521

Depreciation and amortization expense for the period	$657,061

4.	Inventories

Inventories are stated at lower of cost or market and as of July 31, 2005 consist of the following:

Oil (at Market)	$236,869
Work in Progress	2,029

Total Inventories	$238,898

The amounts shown above are net of lower of cost or market reserves of $5,372,326. The market value of renewable diesel is determined by averaging the unit sales price over the prior three operating months and compared with committed future sales for reasonableness.

5.	Operating Lease

The Company leases land, office space, and miscellaneous equipment under several operating leases expiring at various dates through 2027. Land lease expense for the Company approximated $8,750 for the seven months ended July 31, 2005.

Minimum lease commitments as of July 31, 2005 are as follows:

2005 August-December	$19,100
2006	30,600
2007	30,600
2008	17,600
2009	15,000
Thereafter	260,000

Total:	$372,900

Renewable Environmental Solutions, LLC

Notes to Financial Statements (continued)
July 31, 2005

6.	Purchase Commitments

In May 2005, the Company entered into an agreement with ConAgra Foods Packaged Food Company, Inc. (“CFP”) whereby RES would purchase certain by-products from CFP’s Carthage, Missouri facility. RES agreed to purchase all of said by-products at agreed-upon prices. This contract was subsequently assigned to Butterball, LLC in October, 2006. The agreement has a term of three (3) years, expiring May 2008. A new agreement with Butterball, LLC commenced in May 2008 and expires in May 2010 with a favorable discount on the gross purchase price. RES paid $992,000 under the agreement in the seven months ended July 31, 2005.

7.	Employee Benefit Plan

Effective January 16, 2003, RES has a 401(k) plan, which covers all non-union employees who are at least age 18. Under the plan, at RES discretion, RES has matched a percentage of a participant’s compensation or a dollar amount. RES’s contribution was $24,100 for the seven months ended July 31, 2005.

8.	Impairment Loss

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

During 2005, RES identified certain plant equipment that was no longer in usable condition or related to an operating activity that RES determined was no longer economically feasible. Accordingly, RES recorded an impairment loss of approximately $4,953,900 during 2005. The assets that were deemed to be impaired were determined to have no value to RES.

9.	Commitments and Contingencies

The Company is involved in a dispute with a mechanical contractor that participated in the construction of the Company’s Carthage facility. The Company has filed suit against the contractor and is seeking damages in excess of $5,000,000. The Company has disputed liabilities of $1,149,000, which are still accrued, to this contractor that were included as part of the impairment loss on property and equipment discussed above. The contractor has filed a countersuit seeking amounts in excess of $5,000,000 from the Company. Should the Company be found not liable for these liabilities in a future period, the Company will record other income in that period. The outcome of this dispute cannot be determined at this time, but the Company believes that this matter will be settled favorably to the Company and will not have a material adverse affect on the financial position of the Company.

On January 11, 2006, the Attorney General of the State of Missouri filed an action against us in the Circuit Court of Jasper County, Missouri seeking preliminary and permanent injunctions and civil penalties for alleged violations of Missouri’s odor standard at our Carthage facility and for alleged violations of our state air permit. The case was settled by paying a $175,000 fine. The Company paid

Renewable Environmental Solutions, LLC

Notes to Financial Statements (continued)
July 31, 2005

$100,000 of the fine and the remaining $75,000 was suspended for two years unless the Company received additional notices of violation under the Missouri odor standards. The Company agreed to pay an additional $25,000 per charged violation. On November 15, 2006, the Company received a notice of excess emission that was subsequently upgraded to a notice of violation. On December 11, 2006, the Company agreed to pay the first of the suspended violations. On June 5, 2007, a resident of Carthage, Missouri, filed a petition in the Circuit Court of Jasper County, Missouri on behalf of herself and others similarly situated. Plaintiff alleges that the Company’s facility in Carthage creates a nuisance. Plaintiff seeks compensatory damages, punitive damages, injunctive relief and attorneys’ fees and costs. The outcome of this dispute cannot be determined at this time, but the Company believes that this matter will be settled favorably to the Company and will not have a material adverse affect on the financial position of the Company.

From time to time, the Company is subject to litigation, claims, and administrative proceedings resulting from the operation of its business. In the opinion of management, no such matters are pending that will have a material adverse affect on the financial position of the Company.

10.	Intangibles and Other Assets

Intangibles include the initial contribution of the technology sub-license agreement by RRC, valued at $1,450,000. The initial license fee due to RRC pursuant to the sub-license agreement of $64,300 is also included in intangible assets as of July 31, 2005.

Other assets include plan permits and engineering for potential future sites totaling $167,107 as of July 31, 2005.

11.	Related Party Transactions

The Company paid $1,274,417 to CRF for the purchase of feedstock in accordance with the by-product supply agreement, lease payments for the land, and payment for management and support fees as per the joint venture agreement. The Company paid $268,572 to CWT for management and support fees per the joint venture agreement.

During the seven months ended July 31, 2005, RES collected a grant receivable in the amount of $3,491,500 from the Society for Energy and Environmental Research, a related party and a not-for-profit energy research and development corporation funded by the United States Department of Energy.

           Shares
Changing World Technologies, Inc.
Common Stock

Dealer Prospectus Delivery Obligation

Until          , 2008 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, incurred by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ or NYSE Arca listing fee.

SEC Registration Fee		$3,930
FINRA Filing Fee		$10,500
NASDAQ or NYSE Arca Listing Fee
Printing Costs
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law (Section 145) permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

Article          , Section          , of the Registrant’s Amended and Restated Certificate of Incorporation provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, pursuant to Section 102(b)(7) of the Delaware General Corporation Law each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of Stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

In addition to the foregoing, the Underwriting Agreement contains certain provisions by which the Underwriter has agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, each officer of the Registrant who signs the Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriter for use in the Registration Statement.

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Generally, Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable to the corporation unless the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses. To the extent that person has been successful in the defense of any matter, that person shall be indemnified against expenses actually and reasonably incurred by him.

The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

The share and per share information set forth below do not reflect the       for one split of our common stock.

Since August 2005, we have sold and issued the following unregistered securities:

In August 2008, we issued 373,738 shares of our common stock, par value $0.01, at a purchase price of $20 per share for an aggregate purchase price of $7.5 million to existing stockholders. We also granted options to purchase 91,450 shares of our common stock with an exercise price of $71.25, of which 47,500 are performance based options.

In December 2007, Brian S. Appel, the our chief executive officer, exercised his option to purchase 500 shares of common stock, par value $0.01 at an exercise price of $18.33 pursuant to an option grant in December 2002.

In July 2007, we issued 175,438.6 shares of our common stock, par value $0.01, and warrants to purchase 99,041 shares of our common stock with an exercise price of $71.25 per share to Stonehill Institutional Partners, L.P. and 175,438.6 shares of our common stock, par value $0.01, and warrants to purchase 99,042 shares of our common stock with an exercise price of $71.25 per share to Stonehill Offshore Partners Limited for an aggregate purchase price of $25,000,000.

In July 2007, we issued 14,737 shares of our common stock, par value $0.01, and warrants to purchase 8,319 shares of our common stock with an exercise price of $71.25 per share for an aggregate amount of $1,050,000 to Sterling Acquisitions, the Finkelstein Group and Goldman, Sachs & Co pursuant to the conversion of the promissory notes issued in June 2007 described below.

In June 2007, the Company’s Board of Directors approved the issuance of convertible promissory notes to three existing investors, who also serve on the Company’s Board of Directors, for an aggregate of $1,050,000. The convertible promissory notes earned interest at a rate of 8% per annum and were due and payable on September 30, 2007. On July 23, 2007, the convertible promissory notes were converted into 14,737 shares of common stock and warrants to purchase 8,319 shares of common stock with an exercise price of $71.25 per share. We determined the values ascribed to the common stock and warrants equated to $1,050,000.

In April 2007, we granted James H. Freiss, our chief operating officer, an option to purchase 3,000 shares of our common stock, par value $0.01. The options are exercisable at an exercise price of $80.00 per share and vest, in equal annual installments, over a period of three years from the date of the grant.

In January 2007, we granted Don Sanders, the manager of our plant in Carthage, Missouri, and James H. Freiss, our chief operating officer, each an option to purchase 500 shares of our common stock, par value $0.01. The options are exercisable at an exercise price of $80.00 per share and vest, in equal annual installments, over a period of three years from the date of the grant.

In December 2006, the Company’s Board of Directors approved a private placement of 484,484 shares common stock to existing stockholders at a purchase price of $20.00 per share. Each stockholder was entitled to subscribe for one new share for every six shares held of record on December 11, 2006. Through December 31, 2006, the Company received $5,683,031 for subscriptions for 284,152 shares. Through December 31, 2007, the Company received $9,687,288 for subscriptions for 484,365 shares of this offering.

Pursuant to a stock purchase agreement, dated as of September 19, 2006, we issued 25,000 shares of our common stock, par value $0.01, for an aggregate purchase price of $2,000,000 to HCM-CWT Investments I, LLC. There were no underwriters employed in connection with this issuance.

We entered into an employment agreement, dated as of September 1, 2006, with Steven A. Carlson, our former chief financial officer, pursuant to which we issued options to purchase 10,000 shares of our common stock, par value $0.01. There were no underwriters employed in connection with this issuance. The options were exercisable at an exercise price of $80.00 per share and vest, in equal annual installments, over a period of four years from the date of the grant.

We entered into an employment agreement, dated as of May 8, 2006, with Brad Aldrich, our former chief operating officer, pursuant to which we issued options to purchase 15,000 shares of our common stock, par value $0.01. There were no underwriters employed in connection with this issuance. The options were exercisable at an exercise price of $80.00 per share and vest, in equal annual installments, over a period of four years from the date of the grant.

On April 25, 2006, the Company’s Board of Directors approved a private placement of 261,968 shares of common stock to existing stockholders at a purchase price of $36.00 per share. Each stockholder was entitled to subscribe for one new share for every ten shares held of record on May 9, 2006. Through December 31, 2006, the Company received $9,429,036 for subscriptions for 261,918 shares of this offering.

The issuance of the shares described above were exempt from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering and Regulation D promulgated thereunder. There were no underwriting discounts or commissions paid in connection with these private placements or option grants.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation.
3	.2*	Form of Certificate of Incorporation of Changing World Technologies, Inc. to be in effect after the closing of the offering made under this Registration Statement.
3	.3*	Amended and Restated Bylaws.
3	.4*	Form of Amended and Restated Bylaws of Changing World Technologies, Inc. to be in effect after the closing of the offering made under this Registration Statement.
4	.1*	Form of Common Stock Certificate.
4.2		Common Stock Purchase Warrant No. W-1, dated as of July 15, 2005.
4.3		Common Stock Purchase Warrant No. W-2, dated as of July 23, 2007.
4.4		Common Stock Purchase Warrant No. W-3, dated as of July 23, 2007.
4.5		Common Stock Purchase Warrant No. W-4, dated as of July 23, 2007.
4.6		Common Stock Purchase Warrant No. W-5, dated as of July 23, 2007.
4.7		Common Stock Purchase Warrant No. W-6, dated as of July 23, 2007.
4.8		Registration Rights Agreement, dated August 27, 2007, between Changing World Technologies, Inc. and each of the securityholders set forth therein.
5	.1*	Opinion of Weil, Gotshal & Manges LLP.
9.1		Amended and Restated Voting Agreement, dated as of September 30, 2005, between Stockholders named therein and Changing World Technologies, Inc.
10.1		Stock Purchase Agreement, dated as of September 19, 2006, between HCM-CWT Investments I, LLC and Changing World Technologies, Inc.
10.3		Stock Purchase Agreement, dated as of July 23, 2007 between Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Changing World Technologies, Inc.
10.4		Securities Purchase Agreement, dated as of October 24, 2002, between Changing World Technologies, Inc. and each of the investors set forth therein.
10.5		First Amendment to Securities Purchase Agreement, dated as of July 14, 2005 between Changing World Technologies, Inc. and each of the investors set forth therein.
10.6		2002 Stock Plan.
10.7		Renewable Diesel Fuel Oil Sales Contract with Schreiber Foods, Inc. dated March 17, 2008.
10	.8†	By-Products Supply Agreement between Renewable Energy Solutions, LLC and ButterBall, LLC dated February 14, 2008.
10.9		Exclusive License Agreement, dated January 3, 1997, between Paul T. Baskis and Resource Recovery Corporation.
10.10		Assignment Agreement, dated July 27, 1999, between the Paul T. Baskis TDP Living Trust and AB-CWT LLC.
10.11		Settlement Agreement, dated July 17, 2002, between Changing World Technologies Inc., Resource Recovery Corp., AB-CWT LLC and Paul T. Baskis.
10.12		Employment Agreement, dated as of August 13, 2008, between Changing World Technologies, Inc. and Joseph P. Synnott.
16.1		Letter from Martorella & Grasso, LLP.
21.1		List of Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Ernst & Young LLP.

Exhibit
Number		Description
23	.3*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24	.1**	Powers of Attorney (included in signature page to this Registration Statement).

*	To be filed by amendment

**	Previously filed

†	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended

(b) Financial Statement Schedules

All schedules have been omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Hempstead, State of New York, on October 8, 2008.

CHANGING WORLD TECHNOLOGIES, INC.

By:	/s/ Brian S. Appel
Name: Brian S. Appel
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on October 8, 2008.

Signature	Title

/s/ Brian S. Appel	Chairman, Chief Executive Officer

Brian S. Appel

/s/ Michael J. McLaughlin	Chief Financial and Accounting Officer

Michael J. McLaughlin

*	Director

David C. Carroll

*	Director

Jerome Finkelstein

*	Director

David M. Katz

*	Director

Saul B. Katz

*	Director

Michael D. Lundin

*	Director

Ira B. Silver

*	Director

Michael D. Walter

*	Director

Suzanne Woolsey PhD

/s/ Brian S. Appel

Brian S. Appel
Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description
1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation.
3	.2*	Form of Certificate of Incorporation of Changing World Technologies, Inc. to be in effect after the closing of the offering made under this Registration Statement.
3	.3*	Amended and Restated Bylaws.
3	.4*	Form of Amended and Restated Bylaws of Changing World Technologies, Inc. to be in effect after the closing of the offering made under this Registration Statement.
4	.1*	Form of Common Stock Certificate.
4.2		Common Stock Purchase Warrant No. W-1, dated as of July 15, 2005.
4.3		Common Stock Purchase Warrant No. W-2, dated as of July 23, 2007.
4.4		Common Stock Purchase Warrant No. W-3, dated as of July 23, 2007.
4.5		Common Stock Purchase Warrant No. W-4, dated as of July 23, 2007.
4.6		Common Stock Purchase Warrant No. W-5, dated as of July 23, 2007.
4.7		Common Stock Purchase Warrant No. W-6, dated as of July 23, 2007.
4.8		Registration Rights Agreement, dated August 27, 2007, between Changing World Technologies, Inc. and each of the securityholders set forth therein.
5	.1*	Opinion of Weil, Gotshal & Manges LLP.
9.1		Amended and Restated Voting Agreement, dated as of September 30, 2005, between Stockholders named therein and Changing World Technologies, Inc.
10.1		Stock Purchase Agreement, dated as of September 19, 2006, between HCM-CWT Investments I, LLC and Changing World Technologies, Inc.
10.3		Stock Purchase Agreement, dated as of July 23, 2007 between Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Changing World Technologies, Inc.
10.4		Securities Purchase Agreement, dated as of October 24, 2002, between Changing World Technologies, Inc. and each of the investors set forth therein.
10.5		First Amendment to Securities Purchase Agreement, dated as of July 14, 2005, between Changing World Technologies, Inc. and each of the investors set forth therein.
10.6		2002 Stock Plan.
10.7		Renewable Diesel Fuel Oil Sales Contract with Schreiber Foods, Inc. dated March 17, 2008.
10	.8†	By-Products Supply Agreement between Renewable Energy Solutions, LLC and ButterBall, LLC dated February 14, 2008.
10.9		Exclusive License Agreement, dated January 3, 1997, between Paul T. Baskis and Resource Recovery Corporation.
10.10		Assignment Agreement, dated July 27, 1999, between the Paul T. Baskis TDP Living Trust and AB-CWT LLC.
10.11		Settlement Agreement, dated July 17, 2002, between Changing World Technologies Inc., Resource Recovery Corp., AB-CWT LLC and Paul T. Baskis.
10.12		Employment Agreement, dated as of August 13, 2008, between Changing World Technologies, Inc. and Joseph P. Synnott.
16.1		Letter from Martorella & Grasso, LLP.
21.1		List of Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Ernst & Young LLP.
23	.3*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24	.1**	Powers of Attorney (included in signature page to this Registration Statement).

*	To be filed by amendment

**	Previously filed

†	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended